Filed Pursuant to Rule 424(b)(1)
Registration Statement File No. 333-137756
PROSPECTUS

4,500,000 Shares
MedCath Corporation
Common Stock
$25.00 per share

We are selling 1,700,000 shares of our common stock, and the selling stockholders named in this prospectus are selling 2,800,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. Certain of the selling stockholders have granted the underwriters an option to purchase up to 675,000 additional shares of common stock to cover over-allotments.

Our common stock is quoted on the Nasdaq Global Market under the symbol “MDTH.” The last reported sale price of our common stock on the Nasdaq Global Market on November 6, 2006 was $25.45 per share. You are urged to obtain current market data, and should not use the market price as of November 6, 2006 as a prediction of the future market price of our common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$25.00	$112,500,000
Underwriting Discount	$1.25	$5,625,000
Proceeds to MedCath (before expenses)	$23.75	$40,375,000
Proceeds to Selling Stockholders (before expenses)	$23.75	$66,500,000

The underwriters expect to deliver the shares to purchasers on or about November 10, 2006.

Joint Book-Running Managers

Citigroup	Wachovia Securities	Deutsche Bank Securities

Banc of America Securities LLC	Raymond James	Stephens Inc.

Prospectus dated November 6, 2006

You should rely only on the information contained in or incorporated by reference into this prospectus. We, the underwriters and the selling stockholders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the underwriters and the selling stockholders are not making an offer to sell these securities (1) in any jurisdiction where the offer or sale is not permitted, (2) where the person making the offer is not qualified to do so or (3) to any person who cannot legally be offered the securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

No representation or warranty, express or implied, is made as to the accuracy or completeness of the information obtained from third party sources contained in or incorporated by reference into this prospectus, and nothing contained in this prospectus or incorporated by reference herein is, or shall be relied upon as, a promise or representation, whether as to past or future performance.

You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our common stock.

You should base your decision to invest in our common stock solely on information contained in this prospectus and information incorporated by reference herein.

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SUMMARY

The following summary highlights information about us and the offering of our common stock contained in or incorporated by reference into this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. Except as otherwise indicated, all references in this prospectus to “we,” “us,” “our,” “our company” or “MedCath” mean MedCath Corporation and its consolidated subsidiaries. For a more complete understanding of us and our offering of common stock, we urge you to read this prospectus carefully, including the “Risk Factors” section and the documents identified under the heading “Where You Can Find More Information About MedCath.”

MedCath Corporation

We are a healthcare provider focused primarily on the diagnosis and treatment of cardiovascular disease. We own and operate hospitals in partnership with physicians whom we believe have established reputations for clinical excellence as well as with community hospital systems. We also manage the cardiovascular program of various hospitals operated by other parties. We opened our first hospital in 1996 and currently have ownership interests in and operate eleven hospitals, including ten in which we own a majority interest. Each of our majority-owned hospitals is a freestanding, licensed general acute care hospital that provides a wide range of health services with a focus on cardiovascular care. The hospitals in which we have ownership interests have a total of 667 licensed beds and are located in predominantly high-growth markets in eight states: Arizona, Arkansas, California, Louisiana, New Mexico, Ohio, South Dakota, and Texas. For the nine months ended June 30, 2006, approximately 93% of our net revenue was generated by our hospital operations.

In addition to our hospitals, we currently own and/or manage 26 cardiac diagnostic and therapeutic facilities. Ten of these facilities are located at hospitals operated by other parties and one of these facilities is located at a hospital we own. These facilities offer invasive diagnostic and, in some cases, therapeutic procedures. The remaining 15 facilities are not located at hospitals and offer only diagnostic procedures. For the nine months ended June 30, 2006, approximately 7% of our net revenue was generated by our cardiac diagnostic and therapeutic facilities operations.

We believe we provide superior clinical outcomes, which, together with our ability to provide management capabilities and capital resources, positions us to expand upon our relationships with physicians and community hospitals to increase our presence in existing and new markets. Specifically, we plan to grow our revenue and income from operations through a combination of:

•	improved operating performance at our existing facilities;

•	increased capacity and expanded scope of services provided at certain of our existing hospitals;

•	the development of new relationships with physicians and community hospital systems in certain of our existing markets; and

•	the establishment of new ventures with physicians and community hospital systems in new markets.

For the three and nine months ended June 30, 2006, we generated net revenue of $189.8 million and $554.2 million, respectively, and income from operations of $17.2 million and $30.9 million, respectively. Our operating results for the three and nine months ended June 30, 2006 were driven by growth in same facility hospital adjusted admissions at our consolidated hospitals by 6.9% and 6.1%, respectively, compared to the comparable periods in the prior year.

Our Strengths

Superior Clinical Outcomes.  We believe our hospitals, on average, provide more complex cardiac care, achieve lower mortality rates and a shorter average length of stay, adjusted for patient severity of illness, as compared to our competitors. Since 1999, we have engaged The Lewin Group, a national health and human services consulting group, to conduct a study on cardiovascular patient outcomes based on Medicare hospital inpatient discharge data. The Lewin study, which is updated annually, has consistently concluded that, on average, we treat a more complex mix of cardiac cases as measured by the Medicare case mix index, and our hospitals have lower mortality rates and shorter length of stay, adjusted for severity, for cardiac cases, than peer community hospitals. Specifically, the most recent Lewin study, which is based on 2005 Medicare reimbursement data, concluded that when compared to peer community hospitals, our hospitals, on average, had a 23.7% higher case mix for cardiac patients, exhibited a 29.4% lower mortality rate for Medicare cardiac cases, and had a shorter length of stay for cardiac cases at 3.52 days as compared to 4.69 days, after adjusting for severity. We believe quality of care is becoming increasingly important in government reimbursement. We continuously monitor quality of care standards to seek to meet and exceed accreditation and regulatory requirements.

Leading Local Market Positions in Growing Markets.  Of our majority-owned hospitals that have been open for at least three years, all eight have achieved a number one or two ranking in the local market based on procedures performed in our core business diagnosis-related group, or DRG, as reported by Solucient, a leading source of healthcare business information, based on 2004 MedPar data. Historically, 90% to 95% of patients treated in our hospitals reside in markets where the population of those 55 years and older, the primary recipients of cardiac care services, is anticipated to increase on average by 17.2%, from 2005 to 2010, versus the national average of 16.4%, according to U.S. census data.

Efficient Quality Care Delivery Model.  Our hospitals have innovative facility designs and operating characteristics that we believe enhance the quality of patient care and service and improve physician and staff productivity. The innovative characteristics of our hospital designs include:

•	fully equipped patient rooms capable of providing the majority of services needed during a patient’s entire length of stay;

•	centrally located inpatient services that reduce the amount of transportation patients must endure;

•	strategically located nursing stations that enable the same nursing rotation to serve the patient from admittance to discharge;

•	efficiently arranged departments and services that interact frequently; and

•	focus on resource allocation and utilization management through the use of protocols for more consistent and predictable outcomes and expenses.

We believe our care delivery model leads to a high level of patient satisfaction and quality care. During fiscal 2005, 98% of patients who completed discharge surveys indicated that they would return to our hospital for any future services.

Proven Ability to Partner with Physicians.  Physicians are currently partners and share capital commitments in all of our hospitals and many of our cardiac diagnostic and therapeutic facilities. Physicians practicing at our hospitals participate in decisions on a wide range of strategic and operational matters, such as development of clinical care protocols, patient procedure scheduling, development of hospital formularies, selection of vendors for high-cost supplies and devices, review of annual operating budgets and significant capital expenditures. The opportunity to have a role in how our hospitals are managed empowers physicians and encourages them to share new ideas, concepts and practices. We attribute our success in partnering with physicians to our ability to develop and effectively manage facilities in a manner that promotes physician productivity, satisfaction and professional success while enhancing the quality and efficiency of patient care services that we provide.

Established Relationships with Community Hospital Systems.  We have management and partnership arrangements with community hospital systems in many of our cardiac diagnostic and therapeutic facilities and in certain of our hospitals. We attribute our success in establishing relationships with community hospital systems to our proven ability to work effectively with physicians and deliver quality cardiovascular care. As community hospital systems seek to enhance their networks for patient access, reputation for providing quality health care and physician relationships, we believe they will continue to seek alliances and partnerships with other entities in order to accomplish these goals. This partnership approach provides benefits to us in the form of further sharing of capital commitments and enhanced access to managed care relationships. Because of our experience in focused care, quality outcomes, and partnering with physicians, we believe we offer expertise that differentiates us in the provider community.

Strong Management Team.  Our management team has extensive experience and relationships in the healthcare industry. Our president and chief executive officer, O. Edwin French, was appointed to this position in February 2006 and has over 38 years of experience in the healthcare industry, most recently serving as President of the Acute Care Hospital Division for Universal Health Services. In March 2006, Phillip J. Mazzuca was named chief operating officer and brings with him over two decades of hospital operations experience either as chief executive officer or with regional operations responsibilities. James E. Harris has been our executive vice president and chief financial officer since 1999.

Our Strategy

Key components of our strategy include to:

Improve Operating Performance at Our Existing Facilities.  In markets where we have well-established hospitals and cardiac diagnostic and therapeutic facilities, we intend to continue to focus on strengthening management processes and systems in an effort to improve operating performance. We will seek to:

•	improve labor efficiencies by staffing to patient volume and clinical needs;

•	proactively manage the delivery of health care to achieve appropriate lengths of stay and through the application of technology, medicines, and other resources which, in turn, have a positive impact on the quality and cost of health care;

•	control supplies expense through more favorable group purchasing arrangements and inventory management;

•	focus efforts on the management of bad debt through improved processes in our registrations and upfront collections;

•	consolidate the purchased services contracts for all of our facilities to achieve better pricing; and

•	consolidate the systems related to patient registration, billing, collections and managed care contracting to improve revenue cycle management.

Increase Patient Capacity and Expand Services at Existing Hospitals.  We intend to invest in our facilities to build out existing capacity and broaden the scope of services provided based on the needs of the communities we serve. We believe demand exists in certain of our existing markets to support the development of currently unutilized space within our existing facilities. We expect to invest between $15 million and $20 million over the next 24 to 30 months to increase the number of licensed beds in certain of our existing facilities by 135 beds, representing an increase in our licensed beds of approximately 20%. We believe capital investments to expand capacity in our existing facilities represents an attractive return on invested capital and enables us to better leverage our existing fixed asset base. We expect execution of this strategy will allow us to increase patient volume, improve operating efficiency and better utilize fixed operating costs while maintaining our quality of care.

Furthermore, to increase occupancy and utilization at our hospitals, we intend to expand the scope of procedures performed in certain of our facilities. While we expect to continue to operate our facilities with a primary focus on serving the unique needs of patients suffering from cardiovascular disease, we believe we will be able to expand our quality of care service offerings and improve the performance of our facilities by utilizing our expertise in partnering with physicians and operating hospitals by broadening our services to include other surgical and medical services.

Develop New Relationships with Physicians and Community Hospital Systems in Our Existing Markets.  We intend to develop new relationships with physicians and community hospital systems to strengthen our competitive position in certain of our existing markets. We believe that our relationships with physicians who have a reputation for clinical excellence and with key community healthcare providers gives us important insights into the operation and management of our facilities and provides further motivation to provide quality, cost-effective healthcare. Further, as we strengthen our market position, we believe we will improve our ability to develop favorable managed care relationships with, and market the quality of our services to, the communities we serve. We believe this focus on the provision of quality healthcare will continue to increase patient volume. For the three and nine months ended June 30, 2006, we increased same facility hospital adjusted admissions at our consolidated hospitals by 6.9% and 6.1%, respectively, compared to the comparable period in the prior year.

Pursue Growth Opportunities in New Markets with Physicians and Community Hospital Systems.  We will pursue growth opportunities in new markets by partnering with physicians and community hospital systems. These opportunities are expected to continue our historic focus on providing inpatient and outpatient cardiovascular care while also broadening our services to include other surgical and medical services. Community hospital systems often have limited access to the resources needed to invest in certain services, including cardiology. We believe that as a result of these limitations, our record of success in providing quality cardiovascular care, partnering with physicians and community hospital systems, and providing capital resources, interests many other physicians and community hospital systems in partnering with us to provide cardiovascular care services and/or other surgical and medical services.

Selectively Evaluate Acquisitions and Dispositions.  We may selectively evaluate acquisitions of specialty and general acute care facilities in attractive markets throughout the United States and we will potentially consider acquisitions of facilities where we believe we can improve clinical outcomes and operating performance. We also may consider opportunistic dispositions of hospitals or other facilities where a motivated buyer emerges or the facility does not meet our overall growth or financial return objectives. For example, in August 2006 we sold our interest in Tucson Heart Hospital and, based upon our continuing review of the long-term outlook for the Heart Hospital of Lafayette, we have decided to seek to dispose of our interest in that facility. We will employ a disciplined approach to evaluating and qualifying acquisition and disposition opportunities.

Risk Factors

You should carefully consider and evaluate all of the information included in this prospectus, including the risk factors beginning on page 9 and those identified elsewhere in this prospectus and the documents incorporated by reference into this prospectus, before deciding to invest in our common stock.

The Offering

Common stock offered by us	1,700,000 shares

Common stock offered by selling stockholders	2,800,000 shares

Common stock to be outstanding after the offering	20,791,098 shares*

Use of proceeds	The net proceeds from the offering of shares of common stock by us will be $39.7 million. We intend to use the net proceeds to repurchase approximately $36.2 million of our outstanding 9 7/8% Senior Notes due 2012 and pay approximately $3.6 million in premiums and expenses associated with the note repurchase. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq Global Market symbol	“MDTH”

*	Based on 19,091,098 shares of common stock outstanding on November 6, 2006. This number of shares does not include:

• 2,098,908 shares of common stock issuable upon exercise of outstanding stock options under our equity inventive plans as of November 6, 2006 with a weighted average exercise price of $18.99 per share, and

• 1,625,880 shares of common stock reserved and available for future issuance under our equity incentive plans as of November 6, 2006.

Our address is 10720 Sikes Place, Charlotte, North Carolina 28277; our telephone number is (704) 708-6600. Our website address is http://www.medcath.com. Information on our website is not part of this prospectus.

Summary Consolidated Financial and Operating Data

The following table summarizes financial and other information for our business. You should read the summary consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those consolidated financial statements included and incorporated by reference in this prospectus.

During the first quarter of fiscal 2005, we closed The Heart Hospital of Milwaukee and sold substantially all of the hospital’s assets. During the third quarter of fiscal 2006, we sold our equity interest in Tucson Heart Hospital. Accordingly, for all periods presented, the results of operations and the related gain on the sale of the assets have been excluded from continuing operations and instead are reported in income (loss) from discontinued operations.

				Nine Months Ended
	Year Ended September 30,			June 30,
	2003	2004	2005	2005	2006
	(Dollars in thousands, except per share data)

Consolidated Statement of Operations Data:
Net revenue	$495,640	$618,178	$699,703	$524,156	$554,156
Operating expenses:
Personnel expense(a)	156,225	191,493	214,884	159,874	181,211
Medical supplies expense	125,394	173,205	197,325	148,813	154,735
Bad debt expense	24,545	40,747	50,403	36,063	44,405
Other operating expenses	118,535	129,512	142,806	107,316	114,123
Pre-opening expenses	7,381	5,103	—	—	—
Depreciation	37,878	38,975	37,593	27,214	27,801
Amortization	1,441	1,160	1,160	870	756
Loss (gain) on disposal of property, equipment and other assets	149	89	(620)	204	(237)
Impairments of long-lived assets and goodwill	58,865	7,227	2,662	—	451

Total operating expenses	530,413	587,511	646,213	480,354	523,245

Income (loss) from operations	(34,773)	30,667	53,490	43,802	30,911
Other income (expenses):
Interest expense	(23,344)	(25,879)	(32,834)	(24,129)	(25,828)
Interest and other income, net	1,548	854	3,045	1,870	5,748
Loss on debt refinancing	—	(5,072)	—	—	—
Equity in net earnings of unconsolidated affiliates	3,541	3,540	3,356	2,554	3,883

Total other expenses, net	(18,255)	(26,557)	(26,433)	(19,705)	(16,197)

Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	(53,028)	4,110	27,057	24,097	14,714
Minority interest share of earnings of consolidated subsidiaries	(6,592)	(6,879)	(15,968)	(12,357)	(12,350)

Income (loss) from continuing operations before income taxes and discontinued operations	(59,620)	(2,769)	11,089	11,740	2,364
Income tax expense (benefit)	304	(1,302)	4,713	4,814	993

Income (loss) from continuing operations	(59,924)	(1,467)	6,376	6,926	1,371
Income (loss) from discontinued operations, net of taxes	(382)	(2,156)	2,415	4,166	266

Net income (loss)	$(60,306)	$(3,623)	$8,791	$11,092	$1,637

Earnings (loss) per share, basic
Continuing operations	$(3.33)	$(0.08)	$0.35	$0.38	$0.07
Discontinued operations	$(0.02)	$(0.12)	$0.13	$0.23	$0.01

Earnings (loss) per share, basic	$(3.35)	$(0.20)	$0.48	$0.61	$0.08
Earnings (loss) per share, diluted
Continuing operations	$(3.33)	$(0.08)	$0.33	$0.36	$0.07
Discontinued operations	$(0.02)	$(0.12)	$0.12	$0.21	$0.01

Earnings (loss) per share, diluted	$(3.35)	$(0.20)	$0.45	$0.57	$0.08
Weighted average number of shares, basic(b)	17,989	17,984	18,286	18,216	18,583
Dilutive effect of stock options and restricted stock(b)	—	—	1,184	1,193	921

Weighted average number of shares, diluted(b)	17,989	17,984	19,470	19,409	19,504

				Nine Months Ended
	Year Ended September 30,			June 30,
	2003	2004	2005	2005	2006
	(Dollars in thousands, except per share data)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$91,086	$69,855	$140,842	$140,317	$144,561
Working capital	63,918	102,681	135,101	124,678	155,460
Total assets	749,297	754,236	763,205	770,704	767,515
Long-term debt and capital leases, excluding current maturities	278,422	351,097	299,401	298,509	298,087
Other long-term obligations	2,961	1,620	497	808	319
Stockholders’ equity	265,054	263,648	282,741	283,508	299,480
Selected Operating Data (consolidated)(c):
Number of hospitals	8	10	10	10	10
Licensed beds(d)	520	612	612	612	612
Staffed and available beds(e)	433	536	578	571	595
Admissions(f)	29,895	38,197	41,601	31,119	32,987
Adjusted admissions(g)	36,951	48,080	54,049	40,349	42,822
Patient days(h)	107,250	133,367	144,777	109,738	109,497
Adjusted patient days(i)	132,478	167,511	187,163	141,677	142,178
Average length of stay(j)	3.59	3.49	3.48	3.53	3.32
Occupancy(k)	67.9%	68.2%	68.6%	70.4%	67.4%
Inpatient catheterization procedures	15,886	19,750	21,836	16,220	17,029
Inpatient surgical procedures	8,178	9,992	11,311	8,495	8,702

(a)	The $21.3 million increase in personnel expense for the nine months ended June 30, 2006 from the nine months ended June 30, 2005 was partially due to $12.4 million in non-cash share-based compensation recognized during the nine month period in fiscal 2006.

(b)	See Note 15 to the consolidated financial statements.

(c)	Selected operating data includes consolidated hospitals in operation as of the end of period reported in continuing operations but does not include hospitals which were accounted for using the equity method or as discontinued operations in our consolidated financial statements.

(d)	Licensed beds represent the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(e)	Staffed and available beds represent the number of beds that are readily available for patient use at the end of the period.

(f)	Admissions represent the number of patients admitted for inpatient treatment.

(g)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by admissions.

(h)	Patient days represent the total number of days of care provided to inpatients.

(i)	Adjusted patient days is a general measure of combined inpatient and outpatient volume. We computed adjusted patient days by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by patient days.

(j)	Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(k)	We computed occupancy by dividing patient days by the number of days in the period and then dividing the quotient by the number of staffed and available beds.

Market, Ranking and Other Data

The data included or incorporated by reference in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources and our estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus.

Medicare reimbursement for inpatient acute services is generally made pursuant to a prospective payment system. Providers are paid a predetermined amount per discharge according to one of approximately 500 diagnosis related groups, or DRGs. A discharge is assigned to a DRG based on diagnosis, principal procedure, patient age and discharge destination. Each DRG has a weight established for it based primarily on Medicare billing and cost data. Each weight, which is updated annually, reflects the relative cost, across all hospitals, of treating cases classified in that DRG.

In this prospectus, we base statements regarding the market positions of our hospitals on the Medicare Provider Analysis and Review, or MedPar, database that is published annually by the Centers for Medicare and Medicaid Services, or CMS. The MedPar database contains the inpatient records, organized by DRG, for all Medicare beneficiaries who receive hospital inpatient services. In determining our local market share for cardiovascular care, we use the number of cardiovascular DRG procedures performed in that market as reported in the MedPar database. We include the following cardiovascular DRGs in determining our market share: cardiac catheterization; by-pass and valves; cardiovascular implantables and angioplasty; and vascular procedures. The statements in this prospectus regarding the market positions of our hospitals therefore do not take into account cardiovascular procedures that are not reimbursed by Medicare.

We make reference in this prospectus to reports prepared by The Lewin Group, a nationally recognized consultant to the health and human services industries. In 1999, we engaged The Lewin Group to determine how cardiac care services provided in our hospitals compared on measures of patient severity, quality and community impact to cardiac services provided in peer community hospitals across the United States that perform open-heart surgery. The study, which has been updated annually, analyzed publicly available Medicare data for federal fiscal years 2000 through 2005 using an all patient refined-diagnosis related group cardiac mix index. Cardiac case mix index calculations were based on Medicare discharges and were calculated using the general approach used by CMS. Quality of care was measured through an analysis of in-hospital mortality, average length of stay, discharge destination and patient complications.

We make reference in this prospectus to patient discharge surveys. These surveys were conducted by each of our hospitals that were open during fiscal 2005. Approximately 22% of our hospital patients completed these surveys, ranging from a low of approximately six percent to a high of approximately 34%. We believe that a completion rate of 15% to 20% is typical for our industry.

RISK FACTORS

You should carefully consider and evaluate all of the information included in this prospectus, including the risk factors set forth below, and the information incorporated by reference into this prospectus, before deciding to invest in our common stock. The following is not an exhaustive discussion of all of the risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may impair our business operations and results of operations.

Risks Related to Our Business

If the anti-kickback, physician self-referral or other fraud and abuse laws are modified, interpreted differently or if other regulatory restrictions become effective, we could incur significant civil or criminal penalties and loss of reimbursement or be required to revise or restructure aspects of our business arrangements.

The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federal healthcare program. The anti-kickback statute also prohibits any form of remuneration in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by these programs. The anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law, regulations or advisory opinions.

Violations of the anti-kickback statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000 for each violation or imprisonment and civil penalties of up to $50,000 for each violation, plus three times the amount claimed and exclusion from participation in the Medicare, Medicaid and other federal healthcare reimbursement programs. Any exclusion of our hospitals or diagnostic and therapeutic facilities from these programs would result in significant reductions in revenue and would have a material adverse effect on our business.

The requirements of the physician self-referral statute, or Stark Law, are very complex and while federal regulations have been issued to implement all of its provisions, proper interpretation and application of the statute remains challenging. The Stark Law prohibits a physician who has a “financial relationship” with an entity from referring Medicare or Medicaid patients to that entity for certain “designated health services.” A “financial relationship” includes a direct or indirect ownership or investment interest in the entity, and a compensation arrangement between the physician and the entity. Designated health services include some radiology services and inpatient and outpatient services.

There are various ownership and compensation arrangement exceptions to this self-referral prohibition. Our hospitals rely upon the whole hospital exception to allow referrals from physician investors. Under this ownership exception, physicians may make referrals to a hospital in which he or she has an ownership interest if (1) the physician is authorized to perform services at the hospital and (2) the ownership interest is in the entire hospital, as opposed to a department or a subdivision of the hospital. Another exception for ownership of publicly traded securities permits physicians who own shares of our common stock to make referrals to our hospitals, provided our stockholders’ equity exceeded $75.0 million at the end of our most recent fiscal year or on average during the three previous fiscal years. This exception applies if, prior to the time the physician makes a referral for a designated health service to a hospital, the physician acquired the securities on terms generally available to the public and the securities are traded on one of the major exchanges.

The Deficit Reduction Act of 2005, or DRA, required the Secretary of the Department of Health and Human Services, or HHS, to develop a plan addressing several issues concerning physician investment in “specialty hospitals.” As defined by the Medicare Prescription Drug Improvement and Modernization Act of 2003, “specialty hospitals” are hospitals primarily or exclusively engaged in the care and treatment of certain specified patients, including those with a cardiac condition. In August 2006, HHS submitted its required final report to Congress addressing (1) proportionality of investment return; (2) bona fide investment; (3) annual disclosure of investment; (4) provision of care to Medicaid beneficiaries; (5) charity care; and (6) appropriate enforcement.

On August 8, 2006, HHS released its final report to Congress. The report reaffirms HHS’ intention to implement reforms to increase Medicare payment accuracy in the hospital inpatient prospective payment system and the ambulatory surgical center payment system. HHS also has implemented certain “gainsharing” demonstrations are required by the DRA and other value-based payment approaches designed to align physician and hospital incentives while achieving measurable improvements in quality to care. In addition, HHS now requires transparency in hospital financial arrangements with physicians. Specifically, all hospitals are required to provide HHS information concerning physician investment and compensation arrangements that potentially implicate the physician self-referral statute, and to disclose to patients whether they have physician investors. Hospitals that do not comply in a timely manner with this new disclosure requirement may face civil penalties of $10,000 per day that they are in violation. HHS also announced its position that non-proportional returns on investments and non-bona fide investments may violate the physician self-referral statute and are suspect under the anti-kickback statute. Other components of the plan include providing further guidance concerning what is expected of hospitals that do not have emergency departments under the Emergency Medical Treatment and Labor Act, and changes in the Medicare enrollment form to identify specialty hospitals.

Issuance of the strategic plan coincided with the sunset of a DRA provision suspending enrollment of new specialty hospitals into the Medicare program.

Possible amendments to the Stark Law, the federal anti-kickback law or other applicable regulations could require us to change or adversely impact the manner in which we establish relationships with physicians to develop and operate a facility, as well as our other business relationships such as joint ventures and physician practice management arrangements. Legislation has been introduced in Congress in the past seeking to limit or restrict the “whole hospital” exception to the anti-referral prohibitions of the Stark Law. We rely on the whole hospital exception in structuring our hospital ownership relationships with physicians. There can be no assurance that future legislation will not seek to restrict or eliminate the whole hospital exception. Any such legislation could adversely affect our business and cause us to reorganize our relationships with physicians. Moreover, many states in which we operate also have adopted, or are considering adopting, similar or more restrictive physician self-referral laws. Some of these laws prohibit referrals of patients by physicians in certain cases and others require disclosure of the physician’s interest in the healthcare facility if the physician refers a patient to the facility. Some of these state laws apply even if the payment for care does not come from the government.

Reductions or changes in reimbursement from government or third-party payors could adversely impact our operating results.

Historically, Congress and some state legislatures have, from time to time, proposed significant changes in the healthcare system. Many of these changes have resulted in limitations on, and in some cases, significant reductions in the levels of, payments to healthcare providers for services under many government reimbursement programs. Most recently, HHS has changed the diagnosis-related group, or DRG system under the Medicare hospital inpatient prospective payment system.

On August 1, 2006, the Centers for Medicare & Medicaid Services, or CMS, issued its final inpatient hospital prospective payment system rule for fiscal year 2007, which begins October 1, 2006. The final rule calls for major DRG reforms designed to improve the accuracy of hospital payments. Under the final rule, CMS adopted provisions to more closely align Medicare reimbursement with hospital costs rather than charges and more fully account for the severity of the patient’s condition. CMS established a three-year phase-in of the new cost-based weights and refined the methods used to determine average costs per case. The refinements include expanding the number of hospital cost centers from 10 to 13, applying less stringent criteria for eliminating statistical outliers, accounting for hospital size when evaluating the markup of charges over costs, and standardizing charges using a process similar to the outpatient prospective payment system rather than hospital-specific relative weights. In addition, CMS committed to perform further analysis of the relative refinement in the methodology. With regard to severity adjustments, CMS added 20 new groups to the current DRG system in fiscal 2007, modified 32 DRGs to better capture differences in severity, and will conduct an evaluation of alternative systems for more comprehensive severity adjustments for fiscal 2008 rather than implementing an entirely new DRG system. In addition, the rule updates inpatient rates by 3.4% for hospitals that report certain quality data to CMS. Hospitals that do not report quality data receive a 1.4% update.

During the nine months ended June 30, 2006 and 2005, we derived 50.6% and 53.0%, respectively, of our net revenue from the Medicare and Medicaid programs. We derived an even higher percentage of our net revenue in each of these fiscal periods from these programs in our hospital division, which for our most recent fiscal quarter represented 93.0% of our net revenue. Changes in laws or regulations governing the Medicare and Medicaid programs or changes in the manner in which government agencies interpret them could materially and adversely affect our operating results or financial position.

Our relationships with third-party payors are generally governed by negotiated agreements or out of network arrangements. These agreements set forth the amounts we are entitled to receive for our services. Third-party payors have undertaken cost-containment initiatives during the past several years, including different payment methods, monitoring healthcare expenditures and anti-fraud initiatives, that have made these relationships more difficult to establish and less profitable to maintain. We could be adversely affected in some of the markets where we operate if we are unable to establish favorable agreements with third-party payors or satisfactory out of network arrangements.

If we fail to comply with the extensive laws and government regulations applicable to us, we could suffer penalties or be required to make significant changes to our operations.

We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels. These laws and regulations relate to, among other things:

•	licensure, certification and accreditation,

•	billing, coverage and reimbursement for supplies and services,

•	relationships with physicians and other referral sources,

•	adequacy and quality of medical care,

•	quality of medical equipment and services,

•	qualifications of medical and support personnel,

•	confidentiality, maintenance and security issues associated with medical records,

•	the screening, stabilization and transfer of patients who have emergency medical conditions,

•	building codes,

•	environmental protection,

•	clinical research,

•	operating policies and procedures, and

•	addition of facilities and services.

Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including:

•	criminal penalties,

•	civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our facilities, and

•	exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs.

A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system at the federal level and in the states in which we operate. Current or future legislative initiatives, government regulations or other government actions may have a material adverse effect on us.

Companies within the healthcare industry continue to be the subject of federal and state investigations.

Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations including hospital companies. Like others in the healthcare industry, we receive requests for information from these governmental agencies in connection with their regulatory or investigative authority which, if determined adversely to us, could have a material adverse effect on our financial condition or our results of operations.

In addition, the Office of Inspector General and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, healthcare providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring what are called whistleblower lawsuits against private companies doing business with or receiving reimbursement under government programs. These are sometimes referred to as “qui tam” lawsuits.

Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware or which cannot be disclosed until the court lifts the seal from the case. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under a false claim case may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to a federal health care program. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes, such as the anti-kickback statute or the Stark Law, have thereby submitted false claims under the False Claims Act. Thus, it is possible that we have liability exposure under the False Claims Act.

Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other healthcare providers to settle these lawsuits may encourage current and former employees of ours and other healthcare providers to seek to bring more whistleblower lawsuits. Some of our activities could become the subject of governmental investigations or inquiries. Any such investigations of us, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

The U.S. Department of Justice, or DOJ, is conducting an investigation of a clinical trial conducted at one of our hospitals. The investigation concerns alleged improper federal healthcare program billings because certain endoluminal graft devices were implanted either without an approved investigational device exception or outside of the approved protocol. Recently, the DOJ reached a settlement under the False Claims Act with the medical practice whose physicians conducted the clinical trial. We engaged outside counsel to conduct an internal review of the hospital’s monitoring of the clinical trial and, based upon the conclusions of that review, advised the DOJ in writing in May 2005 that we believe the hospital complied fully with applicable internal policy and federal requirements. The DOJ has not responded to that letter, but has requested a meeting to discuss the parties’ respective positions on any federal healthcare program claims arising from the clinical trial. This investigation could result in the imposition of material obligations and penalties against the hospital. However, we intend to vigorously dispute any claims that may be asserted by the DOJ against the hospital in connection with this matter.

If laws governing the corporate practice of medicine change, we may be required to restructure some of our relationships.

The laws of various states in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians. The interpretation and enforcement of these laws vary significantly from state to state. We are not required to obtain a license to practice medicine in any jurisdiction in which we own or operate a hospital or other facility because our facilities are not engaged in the practice of medicine. The physicians who use our facilities to provide care to their patients are individually licensed to practice medicine. In most instances, the physicians and physician group practices are not affiliated with us other than through the physicians’ ownership interests in the facility and through the service and lease agreements we have with some of these physicians. Should the interpretation, enforcement or laws of the states in which we operate or may operate change, we cannot assure you that such changes would not require us to restructure some of our physician relationships.

If government laws or regulations change or the enforcement or interpretation of them change, we may be obligated to purchase some or all of the ownership interests of the physicians associated with us.

Changes in government regulation or changes in the enforcement or interpretation of existing laws or regulations could obligate us to purchase at the then fair market value some or all of the ownership interests of the physicians who have invested in the ventures that own and operate our hospitals and other healthcare businesses. Regulatory changes that could create this obligation include changes that:

•	make illegal the referral of Medicare or other patients to our hospitals and other healthcare businesses by physicians affiliated with us,

•	create the substantial likelihood that cash distributions from the hospitals and other healthcare businesses to our physician partners will be illegal, or

•	make illegal the ownership by our physician partners of their interests in the hospitals and other healthcare businesses.

From time to time, we may voluntarily seek to increase our ownership interest in one or more of our hospitals and other healthcare businesses, in accordance with any applicable limitations. We may seek to use shares of our common stock to purchase physicians’ ownership interests instead of cash. If the use of our stock is not permitted or attractive to us or our physician partners, we may use cash or promissory notes to purchase the physicians’ ownership interests. Our existing capital resources may not be sufficient for the acquisition or the use of cash may limit our ability to use our capital resources elsewhere, limiting our growth and impairing our operations. The creation of these obligations and the possible adverse effect on our affiliation with these physicians could have a material adverse effect on us.

We may have fiduciary duties to our partners that may prevent us from acting solely in our best interests.

We hold our ownership interests in hospitals and other healthcare businesses through ventures organized as limited liability companies or limited partnerships. As general partner, manager or owner of the majority interest in these entities, we may have special legal responsibilities, known as fiduciary duties, to our partners who own an interest in a particular entity. Our fiduciary duties include not only a duty of care and a duty of full disclosure but also a duty to act in good faith at all times as manager or general partner of the limited liability company or limited partnership. This duty of good faith includes primarily an obligation to act in the best interest of each business, without being influenced by any conflict of interest we may have as a result of our own business interests.

We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our fiduciary duties to our partners in our hospitals and other healthcare businesses, and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to our hospitals in exchange for a fee. Disputes may arise with our partners as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, as manager or general partner we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the interests of our stockholders. We cannot assure you that any dispute between us and our partners with respect to a particular business decision or regarding the interpretation of the provisions of the hospital operating agreement will be resolved or that, as a result of our fiduciary duties, any dispute resolution will be on terms favorable or satisfactory to us.

Material decisions regarding the operations of our facilities require consent of our physician and community hospital partners, and we may be unable as a result to take actions that we believe are in our best interest.

The physician and community hospital partners in our healthcare businesses participate in material strategic and operating decisions we make for these facilities. They may do so through their representatives on the governing board of the subsidiary that owns the facility or a requirement in the governing documents that we obtain the consent of their representatives before taking specified material actions. We must generally obtain the consent of our physician and other hospital partners or their representatives before making any material amendments to the operating or partnership agreement for the venture or admitting additional members or partners. Although they have not done so to date, these rights to approve material decisions could in the future limit our ability to take actions that we believe are in our best interest and the best interest of the venture. We may not be able to resolve favorably, or at all, any dispute regarding material decisions with our physician or other hospital partners.

We may experience difficulties in executing our growth strategy.

Our growth strategy depends on our ability to identify attractive markets in which to expand existing facilities and establish new business ventures. We may have difficulty in identifying potential markets that satisfy our criteria for expansion or developing a new facility or for entering into other business arrangements. Identifying physician and community hospital partners and negotiating and implementing the terms of an agreement with them can be a lengthy and complex process. As a result, we may not be able to develop new business ventures at the rate we currently anticipate.

Our growth strategy will also increase demands on our management, operational and financial information systems and other resources. To accommodate our growth, we will need to continue to implement operational and financial information systems and controls, and expand, train, manage and motivate our employees. Our personnel, information systems, procedures or controls may not adequately support our operations in the future. Failure to recruit and retain strong management, implement operational and financial information systems and controls, or expand, train, manage or motivate our workforce, could lead to delays in developing and achieving expected operating results for new facilities.

Unfavorable or unexpected results at one of our hospitals or in one of our markets could significantly impact our consolidated operating results.

Each of our individual hospitals comprise a significant portion of our operating results and a majority of our hospitals are located in the southwestern United States. Any material change in the current demographic, economic, competitive or regulatory conditions in this region, a particular market in which one of our other hospitals operates or the United States in general could adversely affect our operating results. In particular, if economic conditions deteriorate in one or more of these markets, we may experience a shift in payor mix arising from patients’ loss of or changes in employer-provided health insurance resulting in higher co-payments and deductibles or an increased number of uninsured patients.

Growth of self-pay patients and a deterioration in the collectibility of these accounts could adversely affect our results of operations.

We have experienced growth in our self-pay patients, which includes situations in which each patient is responsible for the entire bill, as well as cases where deductibles are due from insured patients after insurance pays. We may have greater amounts of uninsured receivables in the future and if the collectibility of those uninsured receivables deteriorates, increases in our allowance for doubtful accounts may be required, which could materially adversely impact our operating results and financial condition.

Our hospitals and other facilities face competition for patients from other healthcare companies.

The healthcare industry is highly competitive. Our facilities face competition for patients from other providers in our markets. In most of our markets we compete for market share of cardiovascular and other healthcare procedures that are the focus of our facilities with two to three providers. Some of these providers are part of large for-profit or not-for-profit hospital systems with greater financial resources than we have available to us and have been operating in the markets they serve for many years. Some of the hospitals that we compete against in certain of our markets and elsewhere have attempted to use their market position and managed care networks to influence physicians not to enter into or to abandon joint ventures that own facilities such as ours by, for example, revoking the admission privileges of our physician partners at the competing hospital. These practices of “economic credentialing” appear to be on the increase. Although these practices have not been successful to date in either preventing us from developing new ventures with physicians or causing us to lose existing investors, the future inability to attract new investors or loss of a significant number of our physician partners in one or more of our existing ventures could have a material adverse effect on our business and operating results.

We depend on our relationships with the physicians who use our facilities.

Our business depends upon the efforts and success of the physicians who provide healthcare services at our facilities and the strength of our relationships with these physicians. We generally do not employ any practicing physicians at any of our hospitals or other facilities. Each member of the medical staffs at our hospitals may also serve on the medical staffs of, and practice at, hospitals not owned by us.

At each of our hospitals, our business could be adversely affected if a significant number of key physicians or a group of physicians:

•	terminated their relationship with, or reduced their use of, our facilities,

•	failed to maintain the quality of care provided or to otherwise adhere to the legal professional standards or the legal requirements for the granting and renewal of privileges at our hospitals or other facilities,

•	suffered any damage to their reputation,

•	exited the market entirely, or

•	experienced major changes in its composition or leadership.

Based upon our management’s general knowledge of the operations of our hospitals, we believe that, consistent with most hospitals in our industry, a significant portion of the patient admissions at most of our hospitals are attributable to approximately 20% of the total number of physicians on the hospital’s medical staff. Historically, the medical staff at each hospital ranges from 100 to 400 physicians depending upon the size of the hospital and the number of practicing physicians in the market. If we fail to maintain our relationships with the physicians in this group at a particular hospital, many of whom are investors in our hospitals, the revenues of that hospital would be reduced. None of the physicians practicing at our hospitals has a legal commitment, or any other obligation or arrangement, that requires the physician to refer patients to any of our hospitals or other facilities.

A shortage of qualified nurses could affect our ability to grow and deliver quality, cost-effective cardiovascular care services.

We depend on qualified nurses to provide quality service to patients in our facilities. There is currently a shortage of qualified nurses in the markets where we operate our facilities. This shortage of qualified nurses and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses and/or establish mandatory staffing level requirements. Growing numbers of nurses are also joining unions that threaten and sometimes call work stoppages.

Historically, we have employed between 70 and 210 nurses at each of our hospitals and between one and 13 at each of our diagnostic and therapeutic facilities. When we need to hire a replacement member of our nursing staff, it can take as long as six weeks to recruit for the position. We estimate the cost of recruiting and training a replacement nurse to be approximately $69,000.

In response to the shortage of qualified nurses, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage expensive contract nurses until we hire permanent staff nurses. For example, during the nine months ended June 30, 2006, we experienced increases in our hourly wages paid to nursing staff at our facilities that ranged from 0.03% to 24.60%. We may not be able to increase the rates we charge to offset these increased costs. The shortage of qualified nurses has in the past and may in the future delay our ability to achieve our operational goals at a hospital by limiting the number of patient beds available during the start-up phase of the hospital. The shortage of nurses also makes it difficult for us in some markets to reduce personnel expense at our facilities by implementing a reduction in the size of the nursing staff during periods of reduced patient admissions and procedure volumes.

We rely heavily on our information systems and if our access to this technology is impaired or interrupted, or if such technology does not perform as warranted by the vendor, our business could be harmed and we may not comply with applicable laws and regulations.

Increasingly, our business depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information. To achieve our strategic objectives and to remain in compliance with various regulations, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and third-party software. Our inability to implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to operate effectively, or any interruption or loss of our information processing capabilities, for any reason including if such systems do not perform appropriately, could harm our business, results of operations or financial condition.

Uninsured risks from legal actions related to professional liability could adversely affect our cash flow and operating results.

In recent years, physicians, hospitals, diagnostic centers and other healthcare providers have become subject, in the normal course of business, to an increasing number of legal actions alleging negligence in performing services, negligence in allowing unqualified physicians to perform services or other legal theories as a basis for liability. Many of these actions involve large monetary claims and significant defense costs. We may be subject to such legal actions even though a particular physician at one of our hospitals or other facilities is not our employee and the governing documents for the medical staffs of each of our hospitals require physicians who provide services, or conduct procedures, at our hospitals to meet all licensing and specialty credentialing requirements and to maintain their own professional liability insurance.

We have established a reserve for malpractice claims based on actuarial estimates made by an independent third party, who based the estimates on our historical experience with malpractice claims and assumptions about future events. Due to the considerable variability that is inherent in such estimates, including such factors as changes in medical costs and changes in actual experience, there is a reasonable possibility that the recorded estimates will change by a material amount in the near term. Also, there can be no assurance that the ultimate liability we experience under our self-insured retention for medical malpractice claims will not exceed our estimates. It is also possible that such claims could exceed the scope of coverage, or that coverage could be denied.

Our results of operations may be adversely affected from time to time by new medical technologies.

One major element of our business model is to focus on the treatment of patients suffering from cardiovascular disease. Our commitment and that of our physician partners to treating cardiovascular disease often requires us to purchase newly approved pharmaceuticals and devices that have been developed by pharmaceutical and device manufacturers to treat cardiovascular disease. At times, these new technologies receive required regulatory approval and become widely available to the healthcare market prior to becoming eligible for reimbursement by government and other payors. In addition, the clinical application of existing technologies may expand, resulting in their increased utilization. We cannot predict when new technologies will be available to the marketplace, the rate of acceptance of the new technologies by physicians who practice at our facilities, and when or if, government and third-party payors will provide adequate reimbursement to compensate us for all or some of the additional cost required to purchase new technologies. As such, our results of operations may be adversely affected from time to time by the additional, unreimbursed cost of these new technologies.

For example, the utilization of automatic implantable cardioverter defibrillators, or AICDs, has increased due to their clinical efficacy in treating certain types of cardiovascular disease. AICDs are high-cost cardiac devices that cost often exceeds the related reimbursement. We are unable to determine if the reimbursement for these procedures will increase to a level necessary to consistently reimburse us for the cost of the devices.

In addition, advances in alternative cardiovascular treatments or in cardiovascular disease prevention techniques could reduce demand or eliminate the need for some of the services provided at our facilities, which could adversely affect our results of operations. Further, certain technologies may require significant capital investments or render existing capital obsolete which may adversely impact our cash flows or operations.

Risks Related to this Offering

The price of our common stock may be volatile and this may adversely affect our stockholders.

Following this offering, the price at which our common stock will trade may be volatile. The public offering price may not be indicative of the price at which our common stock will trade in the future. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock after this offering may be influenced by many factors, including:

•	our operating and financial performance;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in healthcare laws or regulations or enforcement of these laws and regulations or announcements relating to these matters;

•	timing of acquisitions and dispositions;

•	ratings by equity analysts and rating agencies; and

•	general economic and stock market conditions.

In addition, the stock market in general, and The Nasdaq Global Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management’s attention and resources from the operation of our business.

Future sales of our common stock may adversely affect our stock price.

Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradeable. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Our quarterly operating results have varied in the past and may vary in the future and such variations may adversely affect our stock price.

If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially and prevent investors from reselling their shares of our common stock at or above the offering price. Operating results vary depending on a number of factors, many of which are outside our control, including:

•	demand for our services;

•	introduction of new competitors;

•	the loss of key personnel;

•	wage and cost pressures;

•	timing and rates of reimbursement;

•	same-facility results;

•	timing of acquisitions;

•	costs related to acquisitions of technologies or businesses; and

•	general economic factors.

We do not anticipate paying cash dividends in the future. As a result, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Provisions of our charter documents and Delaware law could discourage a takeover you may consider favorable or prevent the removal of our current board of directors and management.

Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. These provisions:

•	authorize the issuance of “blank check” preferred stock;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	prohibit our stockholders from acting by written consent without the approval of our board of directors;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained.

In addition, our certificate of incorporation prohibits the amendment of many of these provisions in our certificate of incorporation by our stockholders unless the amendment is approved by the holders of at least 80% of our shares of common stock.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, our annual, quarterly and current reports, which have been or will be filed with the Securities and Exchange Commission (“SEC”) may include forward looking statements. Other written or oral statements which constitute forward looking statements have been made and may in the future be made by us or on our behalf. These forward looking statements are not historical facts or guarantees of future performance, but rather predictions that address our future objectives, plans and goals, as well as our intent, beliefs and current expectations regarding future operating performance, and can generally be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “approximates,” “believes,” “estimates,” “intends” and “hopes” or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We have based these statements on our current expectations and projections about future events. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks include those described in this prospectus under the caption “Risk Factors” and elsewhere in the filings made by us with the SEC that are incorporated by reference into this prospectus. The forward looking statements contained in this prospectus include, among others, statements about the following:

•	the impact of federal and state healthcare reform initiatives,

•	changes in Medicare and Medicaid reimbursement levels,

•	unanticipated delays in achieving expected operating results at our newer hospitals,

•	difficulties in executing our strategy,

•	our relationships with physicians who use our facilities,

•	competition from other healthcare providers,

•	our ability to attract and retain nurses and other qualified personnel to provide quality services to patients in our facilities,

•	our information systems,

•	existing governmental regulations and changes in, or failure to comply with, governmental regulations,

•	liability and other claims asserted against us,

•	changes in medical devices or other technologies, and

•	market-specific or general economic downturns.

Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that we will achieve our goals. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this prospectus might not occur. Our forward looking statements speak only as of the date of this prospectus or the date they were otherwise made. Other than as may be required by federal securities laws to disclose material developments related to previously disclosed information, we undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive approximately $39.7 million in net proceeds from the sale of the shares of common stock by us in this offering, after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from shares sold by us in the offering to repurchase approximately $36.2 million of our outstanding 9 7/8% senior notes due July 15, 2012 and pay approximately $3.6 million in premiums and expenses associated with the note repurchase.

The selling stockholders named in this prospectus will receive all of the net proceeds from the sale of the shares of common stock being sold by them. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders, including shares sold if the underwriters exercise the over-allotment option.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock began trading on July 24, 2001, on the Nasdaq Global Market under the symbol “MDTH.” At November 6, 2006, there were 19,091,098 shares of common stock outstanding, the last reported sale price of our common stock per share was $25.45, and there were 49 holders of record. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported by the Nasdaq Global Market:

Nine Months Ended June 30, 2006	High	Low

First Quarter	$24.72	$16.56
Second Quarter	23.08	17.66
Third Quarter	19.54	14.10

Year Ended September 30, 2005	High	Low

First Quarter	$25.48	$15.41
Second Quarter	29.85	21.40
Third Quarter	30.65	24.00
Fourth Quarter	30.27	21.14

Year Ended September 30, 2004	High	Low

First Quarter	$12.25	$8.95
Second Quarter	17.10	9.50
Third Quarter	22.10	14.67
Fourth Quarter	20.64	14.69

We have not declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock for the foreseeable future. The terms of our credit agreements and the indenture governing our senior notes also restrict our ability to pay and the amount of any cash dividends or other distributions to our stockholders. We anticipate that we will retain all earnings, if any, to develop and expand our business. Payment of dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition and operating results.

The shares of common stock sold in our initial public offering were registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-1 (File No. 333-60278) that was declared effective by the Securities and Exchange Commission on July 23, 2001.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and our consolidated capitalization as of June 30, 2006 and as adjusted to give effect to the application of the proceeds from the offering of shares of common stock by us. You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	As of June 30, 2006
			Pro Forma,
	Actual	Pro Forma(1)	As Adjusted(2)
	(In thousands)

Cash and cash equivalents	$144,561	$185,216	$185,216

Total debt and capital leases:
Senior secured credit facility	$40,148	$40,148	$40,148
Notes payable to various lenders	155,976	155,976	155,976
9 7/8% senior notes due July 15, 2012	138,135	138,135	101,960
Obligations under capital leases	3,896	3,896	3,896

Total debt and capital leases	338,155	338,155	301,980
Total stockholders’ equity	299,480	307,030	343,205

Total capitalization	$637,635	$645,185	$645,185

(1)	Reflects the receipt of $40.7 million in cash proceeds and the gain on disposal of property resulting from the divestiture of our interest in Tucson Heart Hospital on August 31, 2006 as if the transaction had occurred on June 30, 2006.

(2)	This column reflects our capitalization as of June 30, 2006 as adjusted for this offering of common stock and the use of net proceeds from sales of shares by us to repurchase approximately $36.2 million of our outstanding senior notes and pay approximately $3.6 million in premiums and expenses associated with the note repurchase and excludes the impact of approximately $1.0 million of loan acquisition costs to be written off in connection with the note repurchase.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

						Nine Months Ended
	Year Ended September 30,					June 30,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands, except per share data)

Consolidated Statement of Operations Data:
Net revenue	$368,598	$430,837	$495,640	$618,178	$699,703	$524,156	$554,156
Impairments of long-lived assets and goodwill	$985	$—	$58,865	$7,227	$2,662	$—	$451
Income (loss) from continuing operations before minority interest, taxes and discontinued operations	$14,822	$35,300	$(53,028)	$4,110	$27,057	$24,097	$14,714
Income (loss) from continuing operations	$608	$22,435	$(59,924)	$(1,467)	$6,376	$6,926	$1,371
Income (loss) from discontinued operations	$443	$1,916	$(382)	$(2,156)	$2,415	$4,166	$266
Net income (loss)	$1,051	$24,351	$(60,306)	$(3,623)	$8,791	$11,092	$1,637
Earnings (loss) from continuing operations per share, basic	$0.05	$1.25	$(3.33)	$(0.08)	$0.35	$0.38	$0.07
Earnings (loss) from continuing operations per share, diluted	$0.05	$1.24	$(3.33)	$(0.08)	$0.33	$0.36	$0.07
Earnings (loss) per share, basic	$0.08	$1.35	$(3.35)	$(0.20)	$0.48	$0.61	$0.08
Earnings (loss) per share, diluted	$0.08	$1.34	$(3.35)	$(0.20)	$0.45	$0.57	$0.08
Weighted average number of shares, basic(a)	13,007	18,012	17,989	17,984	18,286	18,216	18,583
Weighted average number of shares, diluted(a)	13,107	18,117	17,989	17,984	19,470	19,409	19,504
Balance Sheet and Cash Flow Data:
Total assets	$606,619	$741,041	$749,297	$754,236	$763,205	$770,704	$767,515
Total long-term obligations	214,390	277,274	304,141	358,977	300,151	299,622	298,499
Net cash provided by operating activities	42,104	68,479	43,420	63,632	60,830	47,818	54,113
Net cash provided by (used in) investing activities	11,222	(90,751)	(112,091)	(65,430)	22,802	29,026	(23,315)
Net cash provided by (used in) financing activities	50,678	25,470	44,934	(19,433)	(12,645)	(6,383)	(27,079)
Selected Operating Data (consolidated)(b):
Number of hospitals	5	6	8	10	10	10	10
Licensed beds(c)	295	350	520	612	612	612	612
Staffed and available beds(d)	295	344	433	536	578	571	595
Admissions(e)	22,824	25,046	29,895	38,197	41,601	31,119	32,987
Adjusted admissions(f)	27,670	30,326	36,951	48,080	54,049	40,349	42,822
Patient days(g)	90,741	95,278	107,250	133,367	144,777	109,738	109,497
Adjusted patient days(h)	109,952	115,416	132,478	167,511	187,163	141,677	142,178
Average length of stay(i)	4.00	3.80	3.59	3.49	3.48	3.53	3.32
Occupancy(j)	84.3%	75.9%	67.9%	68.2%	68.6%	70.4%	67.4%
Inpatient catheterization procedures	11,717	14,292	15,886	19,750	21,836	16,220	17,029
Inpatient surgical procedures	6,485	6,732	8,178	9,992	11,311	8,495	8,702

(a)	See Note 15 to our consolidated financial statements.

(b)	Selected operating data includes consolidated hospitals in operation as of the end of period reported in continuing operations but does not include hospitals which were accounted for using the equity method or as discontinued operations in our consolidated financial statements.

(c)	Licensed beds represent the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(d)	Staffed and available beds represent the number of beds that are readily available for patient use at the end of the period.

(e)	Admissions represent the number of patients admitted for inpatient treatment.

(f)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by admissions.

(g)	Patient days represent the total number of days of care provided to inpatients.

(h)	Adjusted patient days is a general measure of combined inpatient and outpatient volume. We computed adjusted patient days by dividing gross patient revenue and then multiplying the quotient by patient days.

(i)	Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(j)	We computed occupancy by dividing patient days by the number of days in the period and then dividing the quotient by the number of staffed and available beds.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a healthcare provider focused primarily on the diagnosis and treatment of cardiovascular disease. We own and operate hospitals in partnership with physicians whom we believe have established reputations for clinical excellence as well as with community hospital systems. We also manage the cardiovascular program of various hospitals operated by other parties. We opened our first hospital in 1996 and currently have ownership interests in and operate eleven hospitals, including ten in which we own a majority interest. Each of our majority-owned hospitals is a freestanding, licensed general acute care hospital that provides a wide range of health services with a focus on cardiovascular care. The hospitals in which we have ownership interests have a total of 667 licensed beds and are located in predominantly high-growth markets in eight states: Arizona, Arkansas, California, Louisiana, New Mexico, Ohio, South Dakota, and Texas. For the nine months ended June 30, 2006, approximately 93% of our net revenue was generated by our hospital operations.

In addition to our hospitals, we currently own and/or manage 26 cardiac diagnostic and therapeutic facilities. Ten of these facilities are located at hospitals operated by other parties and one of these facilities is located at a hospital we own. These facilities offer invasive diagnostic and, in some cases, therapeutic procedures. The remaining 15 facilities are not located at hospitals and offer only diagnostic procedures. For the nine months ended June 30, 2006, approximately 7% of our net revenue was generated by our cardiac diagnostic and therapeutic facilities operations.

We believe we provide superior clinical outcomes, which, together with our ability to provide management capabilities and capital resources, positions us to expand upon our relationships with physicians and community hospitals to increase our presence in existing and new markets. Specifically, we plan to grow our revenue and income from operations through a combination of:

•	improved operating performance at our existing facilities;

•	increased capacity and expanded scope of services provided at certain of our existing hospitals;

•	the development of new relationships with physicians and community hospital systems in certain of our existing markets; and

•	the establishment of new ventures with physicians and community hospital systems in new markets.

Basis of Consolidation

We have included in our consolidated financial statements hospitals and cardiac diagnostic and therapeutic facilities over which we exercise substantive control, including all entities in which we own more than a 50% interest, as well as variable interest entities in which we are the primary beneficiary. We have used the equity method of accounting for entities, including variable interest entities, in which we hold less than a 50% interest and over which we do not exercise substantive control and are not the primary beneficiary. Accordingly, the one hospital in which we hold a minority interest, Avera Heart Hospital of South Dakota, is excluded from the net revenue and operating expenses of our consolidated company and our consolidated hospital division. Similarly, a number of our diagnostic and therapeutic facilities are excluded from the net revenue and operating results of our consolidated company and our consolidated diagnostics division. Our minority interest in the results of operations for the periods discussed for these entities is recognized as part of the equity in net earnings of unconsolidated affiliates in our statements of operations in accordance with the equity method of accounting.

During the first quarter of fiscal 2005, we closed The Heart Hospital of Milwaukee and sold substantially all of the hospital’s assets. During the third quarter of fiscal 2006, we sold our equity interest in Tucson Heart Hospital. Accordingly, for all periods presented, the results of operations and the related gain on the sale of the assets have been excluded from continuing operations and instead are reported in income (loss) from discontinued operations.

Same Facility Hospitals

Our policy is to include in our same facility basis only those facilities that were open and operational during the full current and prior fiscal year comparable periods. For example, on a same facility basis for our consolidated hospital division for the fiscal year ended September 30, 2005, we exclude the results of operations of our two newest hospitals, Texsan Heart Hospital and Heart Hospital of Lafayette, which opened in January 2004 and March 2004, respectively.

Revenue Sources by Division

The largest percentage of our net revenue is attributable to our hospital division. The following table sets forth the percentage contribution of each of our consolidating divisions to consolidated net revenue in the periods indicated below.

	Year Ended September 30,			Nine Months Ended June 30,
	2003	2004	2005	2005	2006

Division
Hospital	86.7%	90.8%	92.2%	92.1%	92.5%
Diagnostics	10.2	8.2	7.2	7.3	7.1
Corporate and other	3.1	1.0	0.6	0.6	0.4

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue Sources by Payor

We receive payments for our services rendered to patients from the Medicare and Medicaid programs, commercial insurers, health maintenance organizations, and our patients directly. Generally, our net revenue is determined by a number of factors, including the payor mix, the number and nature of procedures performed and the rate of payment for the procedures. Since cardiovascular disease disproportionately affects those age 55 and older, the proportion of net revenue we derive from the Medicare program is higher than that of most general acute care hospitals. The following table sets forth the percentage of consolidated net revenue we earned by category of payor in each of the periods presented.

	Year Ended September 30,			Nine Months Ended June 30,
	2003	2004	2005	2005	2006

Payor
Medicare	48.1%	47.9%	48.8%	49.2%	46.1%
Medicaid	3.2	4.0	4.2	3.8	4.5
Commercial and other, including self-pay	48.7	48.1	47.0	47.0	49.4

Total consolidated net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

We are reimbursed by non-governmental payors using a variety of payment methodologies, such as fee-for-service charges and rates based on DRGs. We limit the number of per diem contracts we accept from managed care organizations because we believe these contracts do not reimburse us sufficiently for the efficiencies that we achieve in our hospitals. We do not accept capitation contracts from any payors.

A significant portion of our net revenue is derived from federal and state governmental healthcare programs, including Medicare and Medicaid, and we expect the net revenue that we receive from the Medicare program as a percentage of total consolidated net revenue will remain significant in future periods. Our payor mix may fluctuate in future periods due to changes in reimbursement, market and industry trends with self-pay patients and other similar factors.

The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, court decisions, executive orders and freezes and funding reductions, all of which may significantly affect our business. In addition, reimbursement is generally subject to adjustment following audit by third party payors, including the fiscal intermediaries who administer the Medicare program for CMS. Final determination of amounts due providers under the Medicare program often takes several years because of such audits, as well as resulting provider appeals and the application of technical reimbursement provisions. We believe that adequate provision has been made for any adjustments that might result from these programs; however, due to the complexity of laws and regulations governing the Medicare and Medicaid programs, the manner in which they are interpreted and the other complexities involved in estimating our net revenue, there is a possibility that recorded estimates will change by a material amount in the near term.

Medicare reimburses hospitals for capital-related costs using one of two alternative methodologies based upon whether the hospital is categorized as “new” under the regulations of CMS. On August 11, 2003, one of the Company’s Medicare fiscal intermediaries notified the Company that it had been directed by CMS to change, on a retroactive and prospective basis, the capital cost reimbursement methodology applicable to four of its hospitals. During February 2004, we learned that CMS had determined that the change in capital reimbursement methodology would be effective August 11, 2003, and that the change would not be applied retroactively to any periods prior to that effective date. The impact of this change for fiscal 2004 was a $7.2 million reduction in our net revenue and for fiscal 2005 was a $5.7 million reduction in our net revenue from the amount that would have been recognized under the previous reimbursement method. We believe the impact of this change in methodology will diminish rapidly in future years, based on how reimbursement is calculated, and we estimate that the cumulative negative impact for fiscal years 2006 through 2010 will be approximately $9.0 to 10.0 million.

Critical Accounting Policies

General

The discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a regular basis and make changes as experience develops or new information becomes known. Actual results may differ from these estimates under different assumptions or conditions.

We define critical accounting policies as those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine and (3) have the potential to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are those described below. For a detailed discussion of the application of these and other accounting policies, see Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Amounts we receive for treatment of patients covered by governmental programs such as Medicare and Medicaid and other third-party payors such as commercial insurers, health maintenance organizations and preferred provider organizations are generally less than our established billing rates. Payment arrangements with third-party payors may include prospectively determined rates per discharge or per visit, a discount from established charges, per diem payments, reimbursed costs (subject to limits) and/or other similar contractual arrangements. As a result, net revenue for services rendered to patients is reported at the estimated net realizable amounts as services are rendered. We account for the difference between the estimated realizable rates under the reimbursement program and the standard billing rates as contractual adjustments.

The majority of our contractual adjustments are system-generated at the time of billing based on either government fee schedules or fee schedules contained in our managed care agreements with various insurance plans. Portions of our contractual adjustments are performed manually and these adjustments primarily relate to patients that have insurance plans with whom our hospitals do not have contracts containing discounted fee schedules, also referred to as non-contracted payors, patients that have secondary insurance plans following adjudication by the primary payor, uninsured self-pay patients and charity care patients. Estimates of contractual adjustments are made on a payor-specific basis and based on the best information available regarding our interpretation of the applicable laws, regulations and contract terms. While subsequent adjustments to the systematic contractual allowances can arise due to denials, short payments deemed immaterial for continued collection effort and a variety of other reasons, such amounts have not historically been significant.

We continually review the contractual estimation process to consider and incorporate updates to the laws and regulations and any changes in the contractual terms of our programs. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties, which can take several years to determine. From a procedural standpoint, for government payors, primarily Medicare, we recognize estimated settlements in our consolidated financial statements based on filed cost reports. We subsequently adjust those settlements as we obtain new information from audits or reviews by the fiscal intermediary, and, if the result of the fiscal intermediary audit or review impacts other unsettled and open cost reports, then we recognize the impact of those adjustments. We estimate current year settlements based on models designed to approximate our cost report filings and revise our estimates in February of each year upon completion of the actual cost report and tentative settlement. Due to the complexity of laws and regulations governing the Medicare and Medicaid programs, the manner in which they are interpreted, and the other complexities involved in estimating our net revenue, there is a reasonable possibility that recorded estimates will change by a material amount in the near term.

We provide care to patients who meet certain criteria under our charity care policy without charge or at amounts less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported as net revenue.

Our managed diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories operate under various contracts where management fee revenue is recognized under fixed-rate and percentage-of-income arrangements as services are rendered. In addition, certain diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories recognize additional revenue under cost reimbursement and equipment lease arrangements. Net revenue from our owned diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories is reported at the estimated net realizable amounts due from patients, third party payors, and others as services are rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors.

Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts due from third-party payors and patients in our hospital division. The remainder of our accounts receivable principally consist of amounts due from billings to hospitals for various cardiovascular care services performed in our diagnostics division and amounts due under consulting and management contracts. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on such factors as payor mix, aging and the historical collection experience and write-offs of our respective hospitals and other business units. Adverse changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health care reimbursement could affect our collection of accounts receivable.

When possible, we will attempt to collect co-payments from patients prior to admission for inpatient services as a part of the pre-registration and registration processes. If unsuccessful, we will also attempt to reach a mutually agreed-upon payment arrangement at that time. To the extent possible, the estimated amount of the patient’s financial responsibility is determined based on the services to be performed, the patient’s applicable co-payment amount or percentage and any identified remaining deductible and co-insurance percentages. If payment arrangements are not provided upon admission or only a partial payment is obtained, we will attempt to collect any estimated remaining patient balance upon discharge. We also comply with the requirements under applicable law concerning collection of Medicare co-payments and deductibles. Patients who come to our hospitals for outpatient services are expected to make payment or adequate financial arrangements before receiving services. Patients who come to the emergency room are screened and stabilized to the extent of the hospital’s capability for any emergency medical condition in accordance with applicable laws, rules and other regulations in order that financial arrangements do not delay such screening, stabilization, and appropriate disposition.

General and Professional Liability Risk

From June 2002 through June 2003, we were partially self-insured under a claims-made policy providing coverage for claim amounts in excess of $2.0 million of retained liability per claim. Effective June 2003, we entered into a new one-year claims-made policy providing coverage for claim amounts in excess of $3.0 million of retained liability per claim, subject to an additional amount of retained liability of $2.0 million per claim and $4.0 million in the aggregate for claims reported during the policy year at one of our hospitals. In June 2004, we entered into a new one-year claims-made policy providing coverage at the same amounts as were in effect during the 2003-2004 policy year. In June 2005, we entered into a one-year claims-made policy providing coverage for medical malpractice claim amounts in excess of $3.0 million of retained liability per claim. We also purchased additional insurance to reduce the retained liability per claim to $250,000 for the diagnostics division. Because of our self-insured retention levels, we are required to recognize an estimated expense/liability for the amount of our retained liability applicable to each malpractice claim. As of September 30, 2005 and September 30, 2004, the total estimated liability for our self-insured retention on medical malpractice claims, including an estimated amount for incurred but not reported claims, was approximately $5.4 million and $4.6 million, respectively, which is included in current liabilities in our consolidated balance sheet. We maintain this reserve based on actuarial estimates prepared by an independent third party, who bases the estimates on our historical experience with claims and assumptions about future events.

In addition to reserves for medical malpractice, we also maintain reserves for our self-insured healthcare and dental coverage provided to our employees. As of September 30, 2005 and September 30, 2004, our total estimated reserve for self-insured liabilities on employee health and dental claims was $2.8 million and $3.0 million, respectively, which is included in current liabilities in our consolidated balance sheet. We maintain this reserve based on our historical experience with claims. We also maintain commercial stop loss coverage for our health and dental insurance program of $110,000 per plan participant.

We continually review our estimates for self-insured liabilities and record adjustments as experience develops or new information becomes known. The changes to the estimated liabilities are included in current operating results. Due to the considerable variability that is inherent in such estimates, including such factors as changes in medical costs and changes in actual experience, there is a reasonable possibility that the recorded estimates will change by a material amount in the near term. Also, there can be no assurance that the ultimate liability will not exceed our estimates.

Goodwill and Intangible Assets

Goodwill represents acquisition costs in excess of the fair value of net tangible and intangible assets of businesses purchased. Other intangible assets primarily consist of the value of management contracts. With the exception of goodwill, intangible assets are being amortized over periods ranging from 8 to 27 years. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), we evaluate goodwill annually on September 30 for impairment, or earlier if indicators of potential impairment exist. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Changes in our strategy and or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

In September 2003, we performed a goodwill impairment test, the results of which concluded our goodwill was impaired. Based on the hypothetical purchase price methodology required under SFAS No. 142, we determined the amount of the goodwill impairment to be approximately $58.9 million at September 30, 2003. The $58.9 million impairment charge consisted of $43.5 million related to our hospital division reporting unit, which reduced its remaining goodwill to $75.0 million, including $9.5 million allocated to discontinued operations at September 30, 2003, and $15.4 million related to our diagnostics division reporting unit, which reduced its remaining goodwill to $0 at September 30, 2003. The testing performed in September 2005 and 2004 indicated that no additional impairment was required in fiscal 2005 and 2004, respectively.

Long-Lived Assets

Long-lived assets, other than goodwill, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows as an estimate of fair value. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in our strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets.

During the year ended September 30, 2005, we recorded a $2.7 million impairment charge, which was comprised of $1.7 million relating to license fees associated with the use of certain accounting software and $1.0 million relating to a management contract. The accounting software is currently installed in two hospitals and was intended to be installed in the remaining hospitals; however, due to the lack of additional benefits provided by the system and additional installation costs required, we determined that the system would not be installed in any additional hospitals. Therefore, the impairment charge reflects the unused license fees associated with this system. The remaining $1.0 million impairment charge relates to the excess carrying value over the fair value of a management contract due to lack of volumes and other economic factors at one of our managed diagnostic ventures.

During the year ended September 30, 2005, the operating performance of one of our facilities, Louisiana Heart Hospital, was significantly below prior year results and below our expectations. As a result, various strategic initiatives were undertaken to help improve operations and strengthen the hospital’s financial position; however, in September 2005, Hurricane Katrina hit the Gulf Coast region and the area around Louisiana Heart Hospital was significantly impacted. While the facility only sustained minor structural damage, the long term operational impact of the storm cannot be determined. While the strategic initiatives have been delayed or postponed, population shifts and other factors in the surrounding region, including New Orleans, could have either a positive or negative impact on the future operations. As such, while no impairment charge was recorded during the year ended September 30, 2005, a future write-off may be necessary if, as business circumstances become clearer, it becomes evident that the carrying amount of the hospital’s assets are not fully recoverable.

During the year ended September 30, 2004, we recorded a $7.2 million impairment charge relating to certain software costs associated with the purchase of an enterprise wide healthcare information system, which had been installed in two of our hospitals. Due to a number of functionality and integration issues experienced with this system, we determined that the system is not performing to its original specifications and thus will be replaced at the two hospitals where it has been installed and will not be installed in any additional hospitals as stated in the original license. The impairment charge reflects unamortized costs associated with the acquisition, development and implementation of the system.

Earnings Allocated to Minority Interests

Earnings allocated to minority interests represent the allocation of profits and losses to minority owners in our consolidated subsidiaries. Because our hospitals are owned as joint ventures, each hospital’s earnings and losses are generally allocated for accounting purposes to us and our physician and community hospital partners on a pro-rata basis in accordance with the respective ownership percentages in the hospital. If, however, the cumulative net losses of a hospital exceed its initial capitalization and committed capital obligations of our partners, then we are required, due to the respective at-risk capital positions, by accounting principles generally accepted in the United States of America to recognize a disproportionately higher share, up to 100%, of the hospital’s losses, instead of the smaller pro-rata share of the losses that normally would be allocated to us based upon our percentage ownership. The disproportionate allocation to us of a hospital’s losses would reduce our consolidated net income in that reporting period. When the same hospital has earnings in a subsequent period, a disproportionately higher share, up to 100%, of the hospital’s earnings will be allocated to us to the extent we have previously recognized a disproportionate share of that hospital’s losses. The disproportionate allocation to us of a hospital’s earnings would increase our consolidated net income in that reporting period.

The determination of at-risk capital position is based on the specific terms of each hospital’s operating agreement, including each partner’s contributed capital, obligation to contribute additional capital to provide working capital loans, or to guarantee the outstanding obligations of the hospital. During each of our fiscal years 2005, 2004 and 2003, our disproportionate recognition of earnings and losses in our hospitals had a net negative impact of $6.4 million, $5.9 million, and $4.9 million, respectively, on our reported income (loss) from continuing operations before income taxes and discontinued operations.

We expect our earnings allocated to minority interests to fluctuate in future periods as we either recognize disproportionate losses and/or recoveries thereof through disproportionate profits of our hospitals. As of September 30, 2005, we had remaining cumulative disproportionate loss allocations of approximately $26.1 million that we may recover in future periods, or be required to recognize additional disproportionate losses, depending on the results of operations of each of our hospitals. We could also be required to recognize disproportionate losses at our other hospitals not currently in disproportionate allocation depending on their results of operations in future periods.

Income Taxes

Income taxes are computed on the pretax income (loss) based on current tax law. Deferred income taxes are recognized for the expected future tax consequences of differences between the tax basis of assets or liabilities and their carrying amounts in the consolidated financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit or their future deductibility is uncertain.

Developing the provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition and results of operations.

Results of Operations

Nine Months Ended June 30, 2006 Compared to Nine Months Ended June 30, 2005

Statement of Operations Data.  The following table presents our results of operations in dollars and as a percentage of net revenue for the periods indicated:

	Nine Months Ended June 30,
			Increase / Decrease		% of Net Revenue
	2006	2005	$	%	2006	2005
		(In thousands)

Net revenue	$554,156	$524,156	$30,000	5.7%	100.0%	100.0%
Operating expenses:
Personnel expense	181,211	159,874	21,337	13.3	32.7	30.5
Medical supplies expense	154,735	148,813	5,922	4.0	27.9	28.4
Bad debt expense	44,405	36,063	8,342	23.1	8.0	6.9
Other operating expenses	114,123	107,316	6,807	6.3	20.5	20.5
Depreciation	27,801	27,214	587	2.2	5.1	5.1
Amortization	756	870	(114)	(13.1)	0.1	0.2
(Gain)/loss on disposal of property, equipment and other assets	(237)	204	(441)	(216.2)	—	—
Impairment of long-lived assets	451	—	451	100.0%	0.1	—

Total operating expenses	523,245	480,354	42,891	8.9	94.4	91.6

Income from operations	30,911	43,802	(12,891)	(29.4)	5.6	8.4
Other income (expenses):
Interest expense	(25,828)	(24,129)	(1,699)	(7.0)	(4.6)	(4.6)
Interest and other income, net	5,748	1,870	3,878	207.4	1.0	0.3
Equity in net earnings of unconsolidated affiliates	3,883	2,554	1,329	52.0	0.7	0.5

Total other expenses, net	(16,197)	(19,705)	3,508	17.8	(2.9)	(3.8)

Income from continuing operations before minority interest, income taxes and discontinued operations	14,714	24,097	(9,383)	(38.9)	2.7	4.6
Minority interest share of earnings of consolidated subsidiaries	(12,350)	(12,357)	(7)	(0.1)	(2.2)	(2.4)

Income from continuing operations before income taxes and discontinued operations	2,364	11,740	(9,376)	(79.9)	0.5	2.2
Income tax expense	993	4,814	(3,821)	(79.4)	0.3	0.9

Income from continuing operations	1,371	6,926	(5,555)	(80.2)	0.2	1.3
Income from discontinued operations, net of taxes	266	4,166	(3,900)	(93.6)	0.1	0.8

Net income	$1,637	$11,092	$(9,455)	(85.2)%	0.3%	2.1%

The following table presents selected operating data on a consolidated basis for the periods indicated.

	Nine Months Ended June 30,
	2006	2005	% Change

Selected Operating Data (consolidated)(a):
Number of hospitals	10	10
Licensed beds(b)	612	612
Staffed and available beds(c)	595	571
Admissions(d)	32,987	31,119	6.0%
Adjusted admissions(e)	42,822	40,349	6.1%
Patient days(f)	109,497	109,738	(0.2)%
Adjusted patient days(g)	142,178	141,677	0.4%
Average length of stay (days)(h)	3.32	3.53	(5.9)%
Occupancy(i)	67.4%	70.4%
Inpatient catheterization procedures	17,029	16,220	5.0%
Inpatient surgical procedures	8,702	8,495	2.4%

(a)	Selected operating data includes consolidated hospitals in operation as of the end of the period reported in continuing operations but does not include hospitals which are accounted for using the equity method or as discontinued operations in our consolidated financial statements.

(b)	Licensed beds represent the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(c)	Staffed and available beds represent the number of beds that are readily available for patient use at the end of the period.

(d)	Admissions represent the number of patients admitted for inpatient treatment.

(e)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by admissions.

(f)	Patient days represent the total number of days of care provided to inpatients.

(g)	Adjusted patient days is a general measure of combined inpatient and outpatient days. We computed adjusted patient days by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by patient days.

(h)	Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(i)	We computed occupancy by dividing patient days by the number of days in the period and then dividing the quotient by the number of staffed and available beds.

Net Revenue.  Net revenue increased 5.7% or $30.0 million to $554.2 million for the nine months ended June 30, 2006 from $524.2 million for the nine months ended June 30, 2005. The increase was entirely attributable to the hospital division.

The increase in hospital division net revenue of $30.0 million was a result of increases in net revenue at the majority of our facilities period to period, although certain facilities did experience a decline in net revenue. Our three newest facilities, Heart Hospital of Lafayette, Texsan Heart Hospital and Louisiana Heart Hospital, comprised 56.7% of the net revenue increase period to period. Overall, on a consolidated basis, hospital admissions increased 6.0% and adjusted admissions increased 6.1% for the year to date period in fiscal 2006 compared to fiscal 2005. Revenue per adjusted admission was essentially unchanged at $11,916 for the nine months ended June 30, 2006 as compared to $11,943 for the nine months ended June 30, 2005.

During the nine months ended June 30, 2006, we recognized net negative contractual adjustments to our net revenue of $3.6 million related to the filing of our 2005 Medicare cost reports as well as other

Medicare and Medicaid settlement adjustments. By contrast, we recognized adjustments that increased our net revenue by $1.8 million for prior period cost reports in fiscal 2005.

Personnel Expense.  Personnel expense increased 13.3% to $181.2 million for the nine months ended June 30, 2006 from $159.9 million for the nine months ended June 30, 2005. The $21.3 million increase in personnel expense was partially due to $12.4 million in non-cash share-based compensation recognized during the nine month period in fiscal 2006. In comparison, there was no non-cash share-based compensation during the same period in fiscal 2005. Excluding the non-cash share-based compensation, personnel expense increased $8.9 million, or 5.6%, for the comparable periods and as a percentage of net revenue, personnel expense was unchanged at 30.5% for both periods.

On October 1, 2005, we adopted SFAS No. 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. Using this methodology and since all options are immediately vested, the share-based compensation expense recognized for the nine months ended June 30, 2006 was $11.9 million, which was a result of the appointment of a new president and chief executive officer as well as a new chief operating officer in addition to the filling of certain vacant senior management positions during the period. In addition, we recognized $0.5 million of non-cash shared-based compensation expense related to the amortization of the expense related to restricted stock awards issued during the second quarter of fiscal 2006. All options granted during the nine months ended June 30, 2005 under the Company’s stock option plans had an exercise price equal to the market value of the underlying shares of common stock at the date of grant and therefore, no share-based compensation expense was recorded for the nine months ended June 30, 2005. See “— Recent Accounting Pronouncements.”

The remaining increase in personnel expense was primarily incurred at our hospitals due to cost of living wage adjustments during the first quarter of fiscal 2006, in addition to increased staffing, permanent and contract, at certain facilities to support the overall growth in admissions in nine months ended June 30, 2006 compared to the same period in fiscal 2005 for these facilities. On an adjusted patient day basis, personnel expense increased by 5.0% to $1,130 per adjusted patient day for the nine months in fiscal 2006 compared to $1,076 per adjusted patient day for the nine months in fiscal 2005. This increase is driven by the cost of living wage increases, as well as the decrease in our average length of stay, which is consistent with our focus on efficient patient care at our facilities. On an adjusted admissions basis, personnel costs actually decreased by 0.5% period to period.

Medical Supplies Expense.  Medical supplies expense increased 4.0% to $154.7 million for the nine months ended June 30, 2006 from $148.8 million for the same period in fiscal 2005. On an adjusted patient day basis, medical supplies expense increased to $1,010 per adjusted patient day for the year to date period in fiscal 2006 compared to $968 per adjusted patient day for fiscal 2005, which is a 4.3% increase. As a percentage of net revenue, medical supplies expense decreased to 27.9% as compared to 28.4% for the nine months ended June 30, 2006 and 2005, respectively. Further, on an adjusted admissions basis, medical supplies expense decreased 1.4% period to period.

The increase in medical supplies expense during the nine months ended June 30, 2006 is primarily attributable to the increased procedure volume during the period. While medical supplies expense is down slightly period to period as a percentage of net revenue and on an adjusted admissions basis due to a reduction in the per unit cost for our more expensive supplies, since late in fiscal 2004 and throughout fiscal 2005, we have experienced an increase in cardiac procedures that use high-cost medical devices and supplies. In addition, in the latter half of fiscal 2005, we saw an increase in vascular related supply expense due to an increase in vascular procedures. Medical supplies expense in future periods will be influenced by our ability to continue to reduce the per unit cost of our supplies and the volume and types of procedures performed.

Bad Debt Expense.  Bad debt expense increased 23.1% to $44.4 million for the nine months ended June 30, 2006 from $36.1 million for the nine months ended June 30, 2005. As a percentage of net revenue, bad debt expense was 8.0% for the fiscal 2006 period as compared to 6.9% for the fiscal 2005 period. While the majority of the increase in bad debt expense was incurred in the hospital division due to the growth in net revenue at newer hospitals, a significant portion of the increase was due to a higher percentage of uninsured patients period to period. Overall, self-pay patient revenue comprised 7.7% of hospital division net revenue for the nine months ended June 30, 2006 as compared to 7.2% in the same period in the prior year. Consistent with the trends experienced in the second half of fiscal 2005, the increase in self-pay patient revenue has directly impacted the increase in bad debt expense. Further, we saw growth in commercial revenue during the comparable periods and due to increasing deductibles and other amounts that are ultimately the patient’s responsibility, an increase in commercial revenue also has a direct impact on overall bad debt expense. We anticipate that bad debt expense will continue to approximate the levels that we have experienced during fiscal 2006 on a percentage of net revenue basis.

Other Operating Expenses.  Other operating expenses increased 6.3% to $114.1 million for the nine months ended June 30, 2006 from $107.3 million for the nine months ended June 30, 2005. As a percentage of net revenue, other operating expenses was unchanged at 20.5% for comparable periods. The $6.8 million increase in other operating expenses was primarily due to higher maintenance costs at our newer facilities, as they have completed their second year of operations, as well as incremental advertising costs in several markets period-to-period. In addition, we incurred recruitment and relocation fees associated with the hiring of our new president and chief executive officer as well as our new chief operating officer and severance costs for former executives during the nine months ended June 30, 2006.

Interest Expense.  Interest expense increased 7.0% to $25.8 million for the nine months ended June 30, 2006 compared to $24.1 million for the nine months ended June 30, 2005. The $1.7 million increase in interest expense is primarily attributable to $1.4 million in deferred loan acquisition costs that were expensed during the nine months ended June 30, 2006 as a result of the prepayments of $58.0 million of term debt and $11.9 million of our senior notes. The remainder of the increase is due to the rise in the variable interest rates on portions of our debt, partially offset by overall lower debt balances due to the prepayments. As of June 30, 2006, approximately 15.9% of our outstanding debt bears interest based on variable rates.

Interest and Other Income, Net.  Interest and other income, net increased to $5.7 million for the nine months ended June 30, 2006 from $1.9 million for the nine months ended June 30, 2005. This increase is partially due to the receipt of $2.0 million as a part of a settlement agreement related to a lawsuit. The proceeds received from the settlement were offset in part by $0.6 million of legal fees incurred related to the settlement. The remainder of the increase in interest and other income, net, period to period is due to higher interest earned on available cash and cash equivalents as well as higher rates of return on our short-term investments.

Equity in Net Earnings of Unconsolidated Affiliates.  Equity in net earnings of unconsolidated affiliates increased to $3.9 million for the nine months ended June 30, 2006 from $2.6 million for the nine months ended June 30, 2005. The majority of the increase is attributable to growth in earnings at the one hospital in which we hold less than a 50% interest, with the remainder being attributable to growth in earnings in various diagnostic entities in which we hold less than a 50% interest.

Income Tax Expense.  Income tax expense was $1.0 million for the nine months ended June 30, 2006 compared to $4.8 million for the nine months ended June 30, 2005, which represents an effective tax rate of approximately 42.0% and 41.0%, respectively. The overall change in income tax expense is due to the respective fluctuation in taxable income for the fiscal periods, while the fluctuation in the effective rate is primarily a result of the impact of certain non-deductible expenses in the periods.

Income from Discontinued Operations.  During the third quarter of fiscal 2006, we signed a letter of intent to sell our interest in Tucson Heart Hospital (“THH”). In addition, during the first quarter of fiscal 2005, we closed and sold substantially all of the assets of The Heart Hospital of Milwaukee (“HHM”). The income from discontinued operations in the respective fiscal periods represents the operating results of THH, net of the related income taxes, of the facility during the period. In addition, the income from discontinued operations in the nine months ended June 30, 2005 includes the gain on the sale of the assets of HHM of approximately $9.3 million, partially offset by operating losses, shut-down costs and overall income tax expense associated with the facility. Based upon our review of the long-term outlook for the

Heart Hospital of Lafayette, we have decided to seek to dispose of our interest in the facility and have entered into a confidentiality and exclusivity agreement with a potential buyer. There can be no assurance that a definitive agreement for a sale of our interest in the facility will be entered into with this buyer. However, we have determined to dispose of our interest in the facility and intend to seek other buyers if the transaction currently being discussed is not consummated. Beginning in the fourth quarter of fiscal 2006 we will classify this facility as an asset held for sale under SFAS No. 144 and include its operating results in income from discontinued operations.

Selected Quarterly Results of Operations

The following table sets forth quarterly consolidated operating results for each of our last five quarters. We have prepared this information on a basis consistent with our audited consolidated financial statements and included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2006	2006	2005	2005	2005
	(In thousands)

Statement of Operations Data:
Net revenue	$189,832	$192,488	$171,836	$175,547	$179,787
Impairments of long-lived assets	451	—	—	2,662	—
Income from operations	17,225	6,504	7,181	9,688	15,215
Equity in net earnings of unconsolidated affiliates	1,408	1,410	1,065	802	899
Minority interest share of earnings of consolidated subsidiaries	(4,742)	(4,790)	(2,818)	(3,611)	(3,956)
Income (loss) from continuing operations	5,349	(2,643)	(1,337)	(550)	2,634
Income (loss) from discontinued operations	(439)	703	4	(1,751)	115
Net income (loss)	$4,910	$(1,940)	$(1,333)	$(2,301)	$2,749

Cash Flow Data:
Net cash provided by operating activities	$28,463	$13,891	$11,759	$13,012	$25,321
Net cash used in investing activities	$(5,856)	$(8,589)	$(8,870)	$(6,224)	$(2,518)
Net cash used in financing activities	$(2,901)	$(15,762)	$(8,416)	$(6,262)	$(4,189)

Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Cardiovascular procedures can often be scheduled ahead of time, permitting some patients to choose to undergo the procedure at a time and location of their preference. Some of the types of trends that we have experienced in the past and may experience again in the future include:

•	the markets where some of our hospitals are located are susceptible to seasonal population changes with part-time residents living in the area only during certain months of the year;

•	patients choosing to schedule procedures around significant dates, such as holidays; and

•	physicians in the market where a hospital is located schedule vacation from their practice during the summer months of the year, around holidays and for various professional meetings held throughout the world during the year.

To the extent these types of events occur in the future, as in the past, we expect they will affect the quarterly results of operations of our hospitals.

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Statement of Operations Data.  The following table presents our results of operations in dollars and as a percentage of net revenue for the periods indicated:

	Three Months Ended June 30,
			Increase / Decrease		% of Net Revenue
	2006	2005	$	%	2006	2005
		(In thousands)

Net revenue	$189,832	$179,787	$10,045	5.6%	100.0%	100.0%
Operating expenses:
Personnel expense	58,033	53,893	4,140	7.7	30.6	30.0
Medical supplies expense	52,657	51,047	1,610	3.2	27.7	28.4
Bad debt expense	14,228	13,874	354	2.6	7.6	7.7
Other operating expenses	37,916	36,286	1,630	4.5	20.0	20.2
Depreciation	9,366	9,034	332	3.7	4.9	5.0
Amortization	252	290	(38)	(13.1)	0.1	0.1
(Gain) loss on disposal of property, equipment and other assets	(296)	148	(444)	(300.0)	(0.2)	0.1
Impairment of long-lived assets	451	—	451	100.0	0.2	—

Total operating expenses	172,607	164,572	8,035	4.9	90.9	91.5

Income from operations	17,225	15,215	2,010	13.2	9.1	8.5
Other income (expenses):
Interest expense	(7,870)	(8,440)	570	6.8	(4.1)	(4.7)
Interest and other income, net	2,977	868	2,109	243.0	1.6	0.5
Equity in net earnings of unconsolidated affiliates	1,408	899	509	56.6	0.7	0.5

Total other expenses, net	(3,485)	(6,673)	3,188	47.8	(1.8)	(3.7)

Income from continuing operations before minority interest, income taxes and discontinued operations	13,740	8,542	5,198	60.9	7.3	4.8
Minority interest share of earnings of consolidated subsidiaries	(4,742)	(3,956)	(786)	(19.9)	(2.5)	(2.2)

Income from continuing operations before income taxes and discontinued operations	8,998	4,586	4,412	96.2	4.8	2.6
Income tax expense	3,649	1,952	1,697	86.9	1.9	1.1

Income from continuing operations	5,349	2,634	2,715	103.1	2.9	1.5
(Loss) income from discontinued operations, net of taxes	(439)	115	(554)	(481.7)	(0.2)	—

Net income	$4,910	$2,749	$2,161	78.6%	2.7%	1.5%

The following table presents selected operating data on a consolidated basis for the periods indicated:

	Three Months Ended June 30,
	2006	2005	% Change

Selected Operating Data(a):
Number of hospitals	10	10
Licensed beds(b)	612	612
Staffed and available beds(c)	595	571
Admissions(d)	11,115	10,364	7.2%
Adjusted admissions(e)	14,494	13,555	6.9%
Patient days(f)	35,508	36,281	(2.1)%
Adjusted patient days(g)	46,318	47,202	(1.9)%
Average length of stay (days)(h)	3.19	3.50	(8.9)%
Occupancy(i)	65.6%	69.8%
Inpatient catheterization procedures	5,838	5,457	7.0%
Inpatient surgical procedures	2,920	2,915	0.2%

(a)	Selected operating data includes consolidated hospitals in operation as of the end of the period reported in continuing operations but does not include hospitals which are accounted for using the equity method or as discontinued operations in our consolidated financial statements.

(b)	Licensed beds represent the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(c)	Staffed and available beds represent the number of beds that are readily available for patient use at the end of the period.

(d)	Admissions represent the number of patients admitted for inpatient treatment.

(e)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by admissions.

(f)	Patient days represent the total number of days of care provided to inpatients.

(g)	Adjusted patient days is a general measure of combined inpatient and outpatient days. We computed adjusted patient days by dividing gross patient revenue by gross inpatient revenue and then multiplying the quotient by patient days.

(h)	Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(i)	We computed occupancy by dividing patient days by the number of days in the period and then dividing the quotient by the number of staffed and available beds.

Net Revenue.  Net revenue increased 5.6% or $10.0 million to $189.8 million for the three months ended June 30, 2006, the third quarter of our fiscal year 2006, from $179.8 million for the three months ended June 30, 2005, the third quarter of our fiscal year 2005. The increase was entirely attributable to the hospital division as we experienced small decreases in our other divisions for the comparable periods.

The increase in hospital division net revenue of $10.8 million was a result of increases in net revenue at the majority of our facilities period to period, although certain facilities did experience a decline in net revenue. Our three newest facilities, Heart Hospital of Lafayette, Texsan Heart Hospital and Louisiana Heart Hospital comprised 34.2% of the net revenue increase quarter to quarter. Overall, on a consolidated basis, hospital admissions increased 7.2% and adjusted admissions increased 6.9% for the third quarter of fiscal 2006 compared to the third quarter of fiscal 2005. While we experienced increases in both revenue and operating statistics for the hospital division as a whole for the comparable periods, the favorable trends at the majority of our hospitals were partially offset by lower admissions and lower net revenue at certain of our hospitals. On an adjusted admissions basis, revenue declined slightly to $12,098 for the three months ended June 30, 2006 as compared to $12,204 for the three months ended June 30, 2005. Further, Heart

Hospital of Lafayette is not performing to management’s expectations due to weaker volumes than we anticipated. We are monitoring the operations of all our facilities and we continue to take actions to improve the performance; however, as net revenue is influenced by a number of factors including payor mix, number and nature of procedures and overall admissions, the revenue trends at individual hospitals may experience unpredictable fluctuations.

During the third quarter of fiscal 2006, we recognized unfavorable contractual adjustments of $0.5 million related to Medicare and Medicaid cost report settlements for prior periods. In addition, we incurred $1.4 million of contractual allowance adjustments that decreased net revenue as a result of our calculation of amounts owed to us by Medicare under disproportionate share hospital (DSH) provisions for fiscal 2005 based on rates published in early August 2006. DSH amounts are provided to facilities that have a high proportion of Medicaid payors and the calculation of the amounts owed is based on formulas that incorporate the number of Medicaid days among other factors. There were no such contractual adjustments during the third quarter of fiscal 2005.

Also, during the third quarter of fiscal 2006, we received the final payment from our insurance carrier related to the temporary suspension of services at Arizona Heart Hospital resulting from a fire at the facility during the first quarter of fiscal 2006. Receipt of this payment increased our third quarter net revenue by $1.2 million.

Personnel Expense.  Personnel expense increased 7.7% to $58.0 million for the third quarter of fiscal 2006 from $53.9 million for the third quarter of fiscal 2005. The $4.1 million increase in personnel expense was partially due to $1.8 million in non-cash share-based compensation recognized during the third quarter of fiscal 2006. In comparison, there was no non-cash share-based compensation recognized during the third quarter of fiscal 2005. Excluding the non-cash share-based compensation, personnel expense increased $2.3 million, or 4.4%, for the comparable periods and as a percentage of net revenue, personnel expense decreased to 29.6% from 30.0%.

On October 1, 2005, we adopted Statement of Financial Accounting Standards (SFAS) No. 123R (revised 2004), Share-Based Payment, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. Using this methodology and since all options are immediately vested, the share-based compensation expense recognized for the three months ended June 30, 2006 was $1.4 million, which was a result of filling certain vacant senior management positions during the period. In addition, we recognized $0.4 million of non-cash share-based compensation expense related to the amortization of the expense related to restricted stock awards issued during the second quarter of fiscal 2006. All options granted during the three months ended June 30, 2005 under the Company’s stock option plans had an exercise price equal to the market value of the underlying shares of common stock at the date of grant and therefore, no share-based compensation expense was recorded for the three months ended June 30, 2005. See “Recent Accounting Pronouncements.”

The remaining increase in personnel expense was primarily incurred at our hospitals due to cost of living wage adjustments during the first quarter of fiscal 2006, in addition to increased staffing, permanent and contract, at certain facilities to support the overall growth in admissions in the third quarter of fiscal 2006 compared to the same period in fiscal 2005 for these facilities. On an adjusted patient day basis, personnel expense increased by 6.3% to $1,157 per adjusted patient day for the third quarter of fiscal 2006 compared to $1,088 per adjusted patient day for the third quarter of fiscal 2005. This increase is driven by the cost of living wage increases, as well as the decrease in our average length of stay, which is consistent with our focus on efficient patient care at our facilities. On an adjusted admissions basis, personnel costs actually decreased by 2.2% period to period.

Medical Supplies Expense.  Medical supplies expense increased 3.2% to $52.7 million for the third quarter of fiscal 2006 from $51.0 million for the third quarter of fiscal 2005, which is primarily attributable to the increased volume during the period. On an adjusted patient day basis, medical supplies expense increased to $1,059 per adjusted patient day for the third quarter of fiscal 2006 compared to $999 per adjusted patient day for the third quarter of fiscal 2005, which is a 6.1% increase. As a percentage of net revenue, medical supplies expense decreased to 27.7% as compared to 28.4% for the three months ended June 30, 2006 and 2005, respectively. As a result of a reduction in certain procedures that utilize high-cost medical devices and a decline in the per unit cost for our more expensive supplies, on an adjusted admissions basis, medical supplies expense also decreased 2.6% period to period.

Bad Debt Expense.  Bad debt expense increased 2.6% to $14.2 million for the third quarter of fiscal 2006 from $13.9 million for the third quarter of fiscal 2005. As a percentage of net revenue, bad debt expense was 7.6% for the third quarter of fiscal 2006 as compared to 7.7% for the third quarter of fiscal 2005. While we experienced a net decrease in bad debt expense as a percentage of net revenue, we continued to incur incremental expense due to the higher number of self-pay patients. Overall, revenue for uninsured patients comprised 8.1% of hospital division net revenue for the third quarter of fiscal 2006 as compared to 7.8% in the same period in the prior year.

Other Operating Expenses.  Other operating expenses increased 4.5% to $37.9 million for the three months ended June 30, 2006 from $36.3 million for the three months ended June 30, 2005. As a percentage of net revenue, other operating expenses decreased to 20.0% for the third quarter of fiscal 2006 from 20.2% for the same period in fiscal 2005. The $1.6 million increase in other operating expenses was primarily due to higher maintenance costs at our newer facilities, as they have completed their second year of operations, as well as incremental advertising costs in several markets period to period.

Impairment of Long-lived Assets.  During the third quarter of fiscal 2006, management decided to discontinue the implementation of certain nurse staffing software and as a result, a $0.5 million impairment charge was recognized to write-off the costs incurred to date on such software. As we are currently reviewing the long-term outlook of Heart Hospital of Lafayette to determine plans and strategic direction, a future write-off or impairment of long-lived assets related to this facility may be necessary. There were no impairments of long-lived assets in the third quarter of fiscal 2005.

Interest Expense.  Interest expense decreased 6.8% to $7.9 million for the third quarter of fiscal 2006 compared to $8.4 million for the third quarter of fiscal 2005. This decrease in interest expense is primarily due to the overall reduction in outstanding debt period to period as the amount of total debt at June 30, 2006 is approximately 5.2% lower than the total debt outstanding at June 30, 2005.

Interest and Other Income, Net.  Interest and other income, net increased to $3.0 million for the third quarter of fiscal 2006 from $0.9 million for the third quarter of fiscal 2005. This $2.1 million is increase primarily due to the receipt of $2.0 million as a part of a settlement agreement related to a lawsuit. The proceeds received from the settlement were partially offset by $0.6 million of legal fees incurred related to the settlement. The remainder of the increase in interest and other income, net period to period is due to higher interest earned on available cash and cash equivalents as well as higher rates of return on our short-term investments.

Equity in Net Earnings of Unconsolidated Affiliates.  Equity in net earnings of unconsolidated affiliates increased to $1.4 million in the third quarter of fiscal 2006 from $0.9 million in the third quarter of 2005. The majority of the increase is attributable to growth in earnings at the one hospital in which we hold less than a 50% interest, with the remainder being attributable to growth in earnings in various diagnostic entities in which we hold less than a 50% interest.

Minority Interest Share of Earnings of Consolidated Subsidiaries.  Minority interest share of earnings of consolidated subsidiaries was $4.7 million for the third quarter of fiscal 2006 as compared to $4.0 million for the third quarter of fiscal 2005. This $0.8 million increase was due to the net increase in earnings of certain of our established hospitals and diagnostics ventures which were allocated to our minority partners on a pro rata basis. We expect our earnings allocated to minority interests to fluctuate in future periods as we either recognize disproportionate losses and/or recoveries thereof through disproportionate profit recognition. As of June 30, 2006, we had remaining cumulative disproportionate loss allocations of approximately $30.9 million that we may recover in future periods. However, we may be required to recognize additional disproportionate losses depending on the results of operations of facilities with minority ownership interests. We could also be required to recognize disproportionate losses at our other facilities not currently in a disproportionate allocation position depending on their results of operations in future periods. For a more complete discussion of our accounting for minority interests, including the basis for disproportionate allocation accounting, see “Critical Accounting Policies” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

Income Tax Expense.  Income tax expense was $3.6 million for the third quarter of fiscal 2006 compared to $2.0 million for the third quarter of fiscal 2005, which represents an effective tax rate of approximately 40.6% and 42.6%, respectively. The overall change in income taxes expense is due to the respective fluctuation in taxable income for the fiscal periods, while the fluctuation in the effective rate is primarily a result of the impact of certain non-deductible expenses in the periods.

Income (Loss) from Discontinued Operations.  During the third quarter of fiscal 2006, we signed a letter of intent to sell our interest in Tucson Heart Hospital. Accordingly, the hospital is accounted for as discontinued operations. The income (loss) from discontinued operations in the respective fiscal periods represents the operating results, net of the related income taxes, of the facility during the period.

Fiscal Year 2005 Compared to Fiscal Year 2004

Statement of Operations Data.  The following table presents our results of operations in dollars and as a percentage of net revenue:

	Year Ended September 30,
			Increase/Decrease		% of Net Revenue
	2005	2004	$	%	2005	2004
	(In thousands)

Net revenue	$699,703	$618,178	$81,525	13.2%	100.0%	100.0%
Operating expenses:
Personnel expense	214,884	191,493	23,391	12.2	30.7	31.0
Medical supplies expense	197,325	173,205	24,120	13.9	28.2	28.0
Bad debt expense	50,403	40,747	9,656	23.7	7.2	6.6
Other operating expenses	142,806	129,512	13,294	10.3	20.4	21.0
Pre-opening expenses	—	5,103	(5,103)	(100.0)	—	0.8
Depreciation	37,593	38,975	(1,382)	(3.5)	5.4	6.3
Amortization	1,160	1,160	—	—	0.1	0.2
(Gain) loss on disposal of property, equipment and other assets	(620)	89	(709)	(796.6)	—	—
Impairments of long-lived assets	2,662	7,227	(4,565)	(63.2)	0.4	1.1

Income from operations	53,490	30,667	22,823	74.4	7.6	5.0
Other income (expenses):
Interest expense	(32,834)	(25,879)	(6,955)	(26.9)	(4.6)	(4.2)
Interest income and other income, net	3,045	854	2,191	256.6	0.4	0.1
Loss on debt refinancing	—	(5,072)	5,072	100.0	—	(0.8)
Equity in net earnings of unconsolidated affiliates	3,356	3,540	(184)	(5.2)	0.5	0.6

Income from continuing operations before minority interest, income taxes and discontinued operations	27,057	4,110	22,947	558.3	3.9	0.7
Minority interest share of earnings of consolidated subsidiaries	(15,968)	(6,879)	(9,089)	(132.1)	(2.3)	(1.1)

Income (loss) from continuing operations before income taxes and discontinued operations	11,089	(2,769)	13,858	500.5	1.6	(0.4)
Income tax expense	4,713	(1,302)	6,015	462.0	0.7	(0.2)

Income (loss) from continuing operations	6,376	(1,467)	7,843	534.6	0.9	(0.2)
Income (loss) from discontinued operations, net of taxes	2,415	(2,156)	4,571	212.0	0.3	(0.3)

Net income (loss)	$8,791	$(3,623)	$12,414	342.6%	1.2%	(0.5)%

Net Revenue.  Net revenue increased 13.2% to $699.7 million for our fiscal year ended September 30, 2005 from $618.2 million for our fiscal year ended September 30, 2004. Of this $81.5 million increase in net revenue, our hospital division generated an $83.5 million increase and our diagnostic division generated a $0.2 million increase, both of which were partially offset by a $2.2 million decrease in our cardiology consulting and management operations.

The $83.5 million increase in hospital division net revenue was attributable to $47.2 million of net revenue growth from our two newest hospitals, including Texsan Heart Hospital which opened January 13, 2004, and Heart Hospital of Lafayette which opened March 2, 2004, with the remainder of the growth being primarily attributable to our same facility hospitals. On a consolidated basis, hospital admissions increased 8.9% and adjusted admissions increased 12.4% for fiscal 2005 compared to fiscal 2004. Also on a consolidated basis, inpatient catheterization procedures increased 10.6% and inpatient surgical procedures increased 13.2% for fiscal 2005 compared to fiscal 2004, while average length of stay decreased slightly from 3.49 days for fiscal 2004 to 3.48 days for fiscal 2005.

The $36.3 million increase in net revenue contributed by our same facility hospitals, along with the increases in admissions of 2.0%, adjusted admissions of 6.2%, inpatient catheterization procedures of 1.7%, and inpatient surgical procedures of 6.7% within our same facility hospitals was largely due to the growth in operations at the majority of our facilities, partially offset by decline in net revenue year-over-year at two hospitals, including Louisiana Heart Hospital.

During the second quarter of fiscal 2005, we filed Medicare cost reports for fiscal year 2004 and as a result of changes in our estimates of final settlements based on additional information, we recognized contractual allowance adjustments that increased net revenue by approximately $2.6 million. Similarly, during the second quarter of fiscal 2004 we filed Medicare cost reports for fiscal year 2003 and recognized adjustments that increased net revenue by approximately $1.7 million. Additionally, during the fourth quarter of fiscal 2005, we recognized approximately $2.1 million of contractual allowance adjustments that increased net revenue as a result of our calculation of amounts owed to us by Medicare under disproportionate share hospital (DSH) provisions for fiscal 2004 and fiscal 2005 based on rates that are not published by Medicare until the fourth quarter of our fiscal year. DSH amounts are provided to facilities that have a high proportion of Medicaid payors and the calculation of the amounts owed is based on formulas that incorporate the number of Medicaid days among other factors. Similarly, we recognized $2.3 million in the fourth quarter fiscal 2004 for amounts owed under the DSH provisions for fiscal 2003.

The $2.2 million decrease in our cardiology consulting and management operations net revenue during fiscal 2005 compared to fiscal 2004 was primarily attributable to a change in certain vendor relationships associated with a physician management contract in the first quarter of 2004 to eliminate a substantial amount of pass-through cost reimbursement revenue. The cost reimbursement changes under this contract reduced both our net revenue and certain of our operating expenses by corresponding amounts, and therefore had no impact on our consolidated income from operations or our consolidated net income during fiscal 2004.

Personnel Expense.  Personnel expense increased 12.2% to $214.9 million for fiscal 2005 from $191.5 million for fiscal 2004. As a percentage of net revenue, personnel expense decreased slightly to 30.7% from 31.0% for the comparable periods. The $23.4 million increase in personnel expense was principally incurred in the hospital division, with our two newest hospitals comprising $11.5 million of the increase and same facility hospitals accounting for an additional $11.9 million increase. The growth in personnel expense at our same facility hospitals was primarily attributable to the additional staffing to support the increase in admissions and surgical procedures in fiscal 2005 compared to fiscal 2004, as well as cost of living adjustments given to employees during the first quarter of fiscal 2005. On an adjusted patient day basis, personnel expense increased marginally for the hospital division to $1,087 per adjusted patient day for fiscal 2005 compared to $1,075 per adjusted patient day for fiscal 2004.

Personnel expense includes $1.5 million of non-cash share-based compensation in fiscal 2005 related to the accelerated vesting during the fourth quarter of substantially all stock options previously awarded to employees. The compensation cost represents the intrinsic value measured at the acceleration date, September 30, 2005, for the estimated number of awards that, absent the acceleration, would have expired unexercisable. The purpose of the accelerated vesting of these options is to eliminate compensation expense of approximately $9.2 million that we would otherwise recognize in future periods with respect to these options upon the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R will generally require that all share-based payments to employees, including the vesting of stock option awards, be recognized as compensation expense in our consolidated financial statements based on their fair values. SFAS 123R became effective for us on

October 1, 2005. This cost was partially offset by a net decrease in personnel costs associated with our diagnostics division and cardiology consulting and management operations.

Medical Supplies Expense.  Medical supplies expense increased 13.9% to $197.3 million for fiscal 2005 from $173.2 million for fiscal 2004. This $24.1 million increase in medical supplies expense was primarily incurred in the hospital division, with our two newest hospitals and our same facility hospitals accounting for $12.4 million and $12.4 million of the increase, respectively. The increase in our same facility hospitals’ medical supplies expense was attributable to the increases in catheterization and surgical procedures performed during fiscal 2005 compared to fiscal 2004. Moreover, the increase in surgical procedures during 2005 was disproportionately comprised of cardiac procedures that use high-cost medical devices and supplies, such as automatic implantable cardioverter defibrillators (AICD), pacemaker procedures, and drug-eluting stents. During fiscal 2005, we experienced a 26.5% increase in the number of AICD procedures compared to fiscal 2004. We have experienced a general trend over the past two years in which the number of surgical procedures involving AICD and other higher cost medical devices and supplies has increased as a component of our mix of procedures. In addition, the increased usage of drug-eluting stents contributed to higher medical supplies expense during fiscal 2005 compared to fiscal 2004. Approximately 78.6% of our cardiac procedures involving stents utilized drug-eluting stents compared to 62.1% for fiscal 2004. Further, our average utilization rate for drug-eluting stents was 1.41 stents per case during fiscal 2005 as compared to 1.29 stents per case during fiscal 2004. Additionally, vascular procedures increased 20.2% year over year. The increase in vascular related supply expense has been a trend over the last several months of fiscal 2005. Clinically, peripheral vascular procedures treat disease of blood vessels outside the heart, primarily the narrowing of vessels that carry blood to the legs, arms, stomach or kidneys. Catheterization lab treatment includes angioplasty and stenting. Carotid stenting procedures also have increased in volume due to improvements in stents that reduce the incidence of stroke.

Hospital division medical supplies expense per adjusted patient day increased 3.6% to $974 for fiscal 2005 as compared to $940 for fiscal 2004 and overall medical supplies expense as a percentage of revenue increased to 28.2% for fiscal 2005 from 28.0% for fiscal 2004, reflecting the increase in procedures that use high-costs devices and drug-eluting stents.

Bad Debt Expense.  Bad debt expense increased 23.7% to $50.4 million for fiscal 2005 from $40.7 million for fiscal 2004. This $9.7 million increase in bad debt expense was primarily incurred by our two newest hospitals, which accounted for $5.1 million of the increase. The $4.6 million increase in our same facility hospitals’ bad debt expense was primarily attributable to growth in net revenue, as previously discussed, and an increase in the number of self-pay patients in several of our markets in fiscal 2005. Self-pay patients represented 7.3% of hospital division revenue in fiscal 2005 as compared to 6.1% in fiscal 2004. As a percentage of net revenue, bad debt expense increased to 7.2% for fiscal 2005 from 6.6% for fiscal 2004.

Other Operating Expenses.  Other operating expenses increased 10.3% to $142.8 million for fiscal 2005 from $129.5 million for fiscal 2004. This $13.3 million increase in other operating expenses was due to overall increases in the hospital, diagnostic and corporate and other divisions of $9.7 million, $1.0 million and $2.6 million, respectively. The $9.7 million increase in the hospital division was primarily due to costs associated with the two new hospitals. The $1.0 million increase in the diagnostics division other operating expenses period to period was due to the businesses developed and opened since the beginning of fiscal 2004. The increase in the corporate and other division other operating expenses was principally due to $1.9 million of consulting and other expenses incurred to support our effort to ensure compliance with the provisions of the Sarbanes-Oxley Act. In addition, we incurred certain incremental legal fees associated with a specific lawsuit and we also incurred fees related to the recruitment and relocation of certain senior management personnel. As a percentage of revenue, other operating expenses decreased to 20.4% from 21.0% for the year ended September 30, 2005 and 2004, respectively.

Pre-opening Expenses.  There were no pre-opening expenses incurred for fiscal 2005 versus $5.1 million that was incurred for fiscal 2004. Pre-opening expenses represent costs specifically related to projects under development, primarily new hospitals. Upon opening Heart Hospital of Lafayette during the second quarter of fiscal 2004 , we have completed our hospital expansion plans that commenced in 2001 following completion of our initial public offering, and we do not currently have any other hospitals under development. Accordingly, we are no longer incurring pre-opening expenses. The amount of pre-opening expenses, if any, we incur in future periods will depend on the nature, timing and size of our development activities.

Depreciation.  Depreciation decreased 3.5% to $37.6 million for the year ended September 30, 2005 as compared to $39.0 million for the year ended September 30, 2004. This $1.4 million decrease is the net result of equipment within the hospital division becoming fully depreciated during fiscal 2004 or 2005.

Impairments of Long-lived Assets.  Impairments were $2.7 million and $7.2 million in fiscal 2005 and 2004, respectively. The $2.7 million in fiscal 2005 impairment represents management’s decision to discontinue implementation of certain accounting software, as well as the determination that the carrying value of a management contract in the diagnostics division exceeded its fair value. The $7.2 million impairment in 2004 represents the write-off of an enterprise wide healthcare information system. See “Critical Accounting Policies — Long-Lived Assets.”

Interest Expense.  Interest expense increased 26.9% to $32.8 million for fiscal 2005 compared to $25.9 million for fiscal 2004. This $7.0 million increase in interest expense was primarily attributable to the increase in our overall cost of borrowings on debt compared to the debt that was repaid as a result of the refinancing transaction completed in the third quarter of fiscal 2004. In addition, our average outstanding debt was higher during the comparable periods. Further, we capitalized approximately $0.6 million of interest expense as part of the capitalized construction costs of our hospitals that were still under development during the first part of fiscal 2004. As of September 30, 2005, approximately 32.3% of our outstanding debt bears interest on variable rates.

Interest and Other Income, Net.  Interest and other income, net increased to $3.0 million for fiscal 2005 compared to $0.9 million for fiscal 2004. This $2.2 million increase is due to interest earned on available cash and cash equivalents as our cash position has increased by approximately $71.0 million year-over-year.

Loss on Debt Refinancing.  During the fourth quarter of fiscal 2004, we repaid approximately $279.6 million of existing debt with proceeds received from our offering of $150.0 million senior notes and a $200.0 million senior credit facility. Including the loss on debt refinancing of $0.4 million which is reported in the loss from discontinued operations, the repayment of debt resulted in a loss of approximately $5.5 million.

Minority Interest Share of Earnings of Consolidated Subsidiaries. Minority interest share of earnings of consolidated subsidiaries increased $9.1 million to $16.0 million for fiscal 2005 from $6.9 million for fiscal 2004. This increase was primarily due to changes in the operating results of our individual hospitals and the respective basis for allocating such earnings or losses among us and our partners on either a pro rata basis or disproportionate basis during fiscal 2005 compared to fiscal 2004. Our earnings allocated to minority interests increased partially due to an increase in earnings of certain of our same facility hospitals which were allocated to our minority partners on a pro rata basis. In addition, during a portion of fiscal 2004, we shared losses at our two newest hospitals with our minority partners on a pro rata basis; however, during the same period in fiscal 2005, we were required by generally accepted accounting principles to recognize, for accounting purposes, a disproportionate 100% of the hospitals losses such that no amounts were allocated to our minority partners. However, this provision does not relieve our minority investors from any of their obligations to make additional capital contributions if one of our hospitals requires additional cash to fund its operations. For a more complete discussion of our accounting for minority interests, including the basis for the disproportionate allocation accounting, see “— Critical Accounting Policies — Earnings Allocated to Minority Interests.”

Income Tax Expense (Benefit).  Income tax expense was $4.7 million for fiscal 2005 compared to a tax benefit of $1.3 million for fiscal 2004, which represented an effective tax rate of approximately 42.5% and 47.0%, respectively. The overall decrease in the effective rate represents the lower impact of certain non-deductible expenses period-to-period on overall taxable income. The Company continues to have federal and state net operating loss carry forwards available from prior periods to offset the majority of its current tax liabilities.

Income (Loss) from Discontinued Operations.  During the first quarter of fiscal 2005, we closed and sold substantially all of the assets of The Heart Hospital of Milwaukee. During the third quarter of fiscal 2006, we sold our equity interest in Tucson Heart Hospital. Accordingly, these hospitals are accounted for as discontinued operations. Income from discontinued operations in fiscal 2005 reflects the gain on the sale of the assets of The Heart Hospital of Milwaukee of approximately $9.3 million, partially offset by operating losses, shut-down costs and the overall income tax expense associated with the facility. It also includes the operating income and related tax expense associated with Tucson Heart Hospital during the period. The loss from discontinued operations in fiscal 2004 represents the operating losses, net of the tax benefit of such losses, of the facilities during the period.

Fiscal Year 2004 Compared to Fiscal Year 2003

Statement of Operations Data.  The following table presents our results of operations in dollars and as a percentage of net revenue:

	Year Ended September 30,
			Increase/Decrease		% of Net Revenue
	2004	2003	$	%	2004	2003
	(In thousands)

Net revenue	$618,178	$495,640	$122,538	24.7%	100.0%	100.0%
Operating expenses:
Personnel expense	191,493	156,225	35,268	22.6	31.0	31.5
Medical supplies expense	173,205	125,394	47,811	38.1	28.0	25.3
Bad debt expense	40,747	24,545	16,202	66.0	6.6	5.0
Other operating expenses	129,512	118,535	10,977	9.3	21.0	23.9
Pre-opening expenses	5,103	7,381	(2,278)	(30.9)	0.8	1.5
Depreciation	38,975	37,878	1,097	2.9	6.3	7.6
Amortization	1,160	1,441	(281)	(19.5)	0.2	0.3
Loss on disposal of property, equipment and other assets	89	149	(60)	(40.3)	—	—
Impairments of goodwill and long-lived assets	7,227	58,865	(51,638)	(87.7)	1.1	11.9

Income (loss) from operations	30,667	(34,773)	65,440	188.2	5.0	(7.0)
Other income (expenses):
Interest expense	(25,879)	(23,344)	(2,535)	(10.9)	(4.2)	(4.7)
Interest income and other income, net	854	1,548	(694)	(44.8)	0.1	0.3
Loss on debt refinancing	(5,072)	—	(5,072)	(100.0)	(0.8)	—
Equity in net earnings of unconsolidated affiliates	3,540	3,541	(1)	(0.0)	0.6	0.7

Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	4,110	(53,028)	57,138	107.8	0.7	(10.7)
Minority interest share of earnings of consolidated subsidiaries	(6,879)	(6,592)	(287)	(4.4)	(1.1)	(1.3)

Loss from continuing operations before income taxes and discontinued operations	(2,769)	(59,620)	56,851	95.4	(0.4)	(12.0)
Income tax expense (benefit)	(1,302)	304	(1,606)	(528.3)	(0.2)	0.1

Loss from continuing operations	(1,467)	(59,924)	58,457	97.6	(0.2)	(12.1)
Loss from discontinued operations, net of taxes	(2,156)	(382)	(1,774)	(464.4)	(0.3)	(0.1)

Net loss	$(3,623)	$(60,306)	$56,683	94.0%	(0.5)%	(12.2)%

Net revenue.  Net revenue increased 24.7% to $618.2 million for our fiscal year ended September 30, 2004 from $495.6 million for our fiscal year ended September 30, 2003. Of this $122.5 million increase in net revenue, our hospital division generated a $131.9 million increase, which was partially offset by a $0.2 million decrease in our diagnostics division and a $9.0 million decrease in our cardiology consulting and management operations.

The $131.9 million increase in hospital division net revenue was attributable to $66.7 million of net revenue growth from our three newest hospitals, including Louisiana Heart Hospital which opened on

February 28, 2003, Texsan Heart Hospital which opened January 13, 2004, and Heart Hospital of Lafayette which opened March 2, 2004, as well as $65.2 million of growth among our same facility hospitals. On a consolidated basis, hospital admissions increased 27.8% and adjusted admissions increased 30.1% for fiscal 2004 compared to fiscal 2003. Also on a consolidated basis, inpatient catheterization procedures increased 24.3% and inpatient surgical procedures increased 22.2% for fiscal 2004 compared to fiscal 2003, while average length of stay decreased 2.8% to 3.49 days for fiscal 2004 compared to 3.59 days for fiscal 2003.

The $65.2 million increase in net revenue contributed by our same facility hospitals, along with the increases in admissions of 16.3%, adjusted admissions of 18.9%, inpatient catheterization procedures of 9.6%, and inpatient surgical procedures of 10.6% within our same facility hospitals was largely due to the growth in operations of Harlingen Medical Center as well as the re-opening of Bakersfield Heart Hospital’s emergency department during the second quarter of fiscal 2003 after it was closed in the third quarter of fiscal 2002.

During the second quarter of fiscal 2004, we filed Medicare cost reports for fiscal year 2003 and as a result of changes in our estimates of final settlements based on additional information, we recognized contractual allowance adjustments that increased net revenue by approximately $1.7 million, of which approximately $1.4 million related to same facility hospitals. Similarly, during the second quarter of fiscal 2003 we filed Medicare cost reports for fiscal year 2002 and recognized adjustments that increased net revenue by approximately $1.5 million.

The $0.2 million decrease in our diagnostics division net revenue was the net result of several key changes in this division. Gaston Cardiology Services LLC, which was dissolved in November 2003, contributed incremental revenue of $7.0 million in 2003 as compared to 2004. This decline in revenue was partially offset by $2.7 million in new diagnostic and therapeutic business developed since 2003 and a $4.3 million increase in our same facility diagnostic services. The increase in same facility diagnostic services was primarily the net result of growth in the number of procedures performed, including new services added, offset in part by a decline in the number of procedures performed in our mobile cardiac catheterization laboratories during fiscal 2004 as compared to fiscal 2003.

The $9.0 million decrease in our cardiology consulting and management operations net revenue during fiscal 2004 compared to fiscal 2003 was primarily attributable to two key changes in that business. In the third quarter of fiscal 2003, we restructured one of our two physician management contracts, which reduced management fee revenue, but more significantly eliminated a pass-through cost reimbursement arrangement. In the first quarter of fiscal 2004, we changed certain vendor relationships associated with our second physician management contract to eliminate a substantial amount of pass-through cost reimbursement revenue. The cost reimbursement changes under these two contracts reduced both our net revenue and certain of our operating expenses by corresponding amounts, and therefore had no impact on our consolidated income from operations or our consolidated net income during fiscal 2004.

Personnel Expense.  Personnel expense increased 22.6% to $191.5 million for fiscal 2004 from $156.2 million for fiscal 2003. This $35.3 million increase in personnel expense was primarily due to a $39.0 million increase generated by our hospital division, offset in part by a $3.4 million decrease in our corporate and other division. Of the $39.0 million increase in hospital division personnel expense, our three new hospitals accounted for $25.2 million and our same facility hospitals accounted for the remaining $13.8 million. This increase in our same facility hospitals’ personnel expense was primarily attributable to increased staffing to support the growth in admissions, inpatient catheterization and surgical procedures during the year. The $3.4 million decrease in our corporate and other division’s personnel expense was due to the change in the physician management contracts in our cardiology consulting and management operations whereby certain reimbursed costs are no longer being passed through our operations, as previously discussed.

As a percentage of net revenue, personnel expense decreased slightly to 31.0% for fiscal 2004 from 31.5% for fiscal 2003. This decrease was primarily attributable to lower same facility hospital personnel costs relative to higher net revenue as compared to prior year, offset by high personnel costs relative to net revenue associated with the ramp up of Heart Hospital of Lafayette and Texsan Heart Hospital. On an

adjusted patient day basis, personnel expense for our consolidated hospitals increased to $1,075 per adjusted patient day for fiscal 2004 from $1,064 per adjusted patient day for fiscal 2003. Personnel expense on an adjusted patient day basis for our same facility hospitals declined 5.1% to $984 from $1,037 for these comparable periods, which is the result of our concentration on staffing levels, recruiting and retention of nurses in our hospitals, and a decrease in contract labor.

Medical Supplies Expense.  Medical supplies expense increased 38.1% to $173.2 million for fiscal 2004 from $125.4 million for fiscal 2003. This $47.8 million increase in medical supplies expense was due to a $45.0 million increase in our hospital division and a $2.8 million increase in our diagnostics division. Of the $45.0 million increase in our hospital division’s medical supplies expense, our three new hospitals accounted for $19.0 million and our same facility hospitals accounted for the remaining $26.0 million. This increase in our same facility hospitals’ medical supplies expense was attributable to the increases in catheterization and surgical procedures performed during fiscal 2004 compared to fiscal 2003. Moreover, the increase in surgical procedures during 2004 was disproportionately comprised of cardiac procedures that use high-cost medical devices and supplies, such as automatic implantable cardioverter defibrillators (AICD), pacemaker procedures, and drug-eluting stents. During fiscal 2004, we experienced a 17.2% increase in the number of AICD procedures compared to fiscal 2003. We have experienced a general trend over the past year in which the number of surgical procedures involving AICD and other higher cost medical devices and supplies has increased as a component of our mix of procedures. In addition, the introduction of drug-eluting stents in April 2003 contributed to higher medical supplies expense during fiscal 2004 compared to fiscal 2003. Approximately 62.1% of our cardiac procedures involving stents utilized drug-eluting stents compared to 20.2% for fiscal 2003. Further, our average utilization rate for drug-eluting stents in this was 1.29 stents per case during fiscal 2004 as compared to 1.11 stents per case during fiscal 2003. Therefore, hospital division medical supplies expense per adjusted patient day increased 10.7% for fiscal 2004 as compared to fiscal 2003, reflecting the increase in procedures that use high-costs devices and drug-eluting stents. The $2.8 million increase in diagnostics division medical supplies expense was primarily attributable to the net growth in its same facility operations, new diagnostic and therapeutic business and the increased costs associated with drug-eluting stents during fiscal 2004. As a percentage of net revenue, medical supplies expense increased to 28.0% for fiscal 2004 from 25.3% for fiscal 2003.

Bad Debt Expense.  Bad debt expense increased 66.0% to $40.7 million for fiscal 2004 from $24.5 million for fiscal 2003. This $16.2 million increase in bad debt expense was primarily incurred by our same facilities hospitals, which accounted for $11.9 million of the increase. Our three new hospitals accounted for the remaining $4.3 million increase for fiscal 2004 compared to fiscal 2003. The $11.9 million increase in our same facility hospitals’ bad debt expense was primarily attributable to growth in net revenue, as previously discussed, and an increase in the number of self-pay patients in several of our markets this fiscal year, including the impact of the continued ramp up of Harlingen Medical Center which operates in a market with a historically higher percentage of self-pay patients than our other hospitals. As a percentage of net revenue, bad debt expense increased to 6.6% for fiscal 2004 from 5.0% for fiscal 2003.

Other Operating Expenses.  Other operating expenses increased 9.3% to $129.5 million for fiscal 2004 from $118.5 million for fiscal 2003. This $11.0 million increase in other operating expense was due to a $20.5 million increase generated by our hospital division, offset in part by a $0.7 million decrease in our diagnostics division and a $8.8 million decrease in our corporate and other division. Of the $20.5 million increase in hospital division other operating expense, our three new hospitals accounted for $14.6 million and our same facility hospitals accounted for the remaining $5.9 million. This increase in our same facility hospitals’ other operating expense was primarily attributable to the significant growth in volume at two of our hospitals. These increases in other operating expenses were offset in part by decreases resulting from company-wide cost control initiatives. The $0.7 million decrease in our diagnostics division was primarily attributable to reduced operating costs resulting from the dissolution of Gaston Cardiology Services, LLC, combined with company-wide cost control initiatives. The $8.8 million decrease in our corporate and other division’s other operating expense was primarily due to the change in the physician management contracts in our cardiology consulting and management operations whereby certain reimbursed costs are no longer being passed through our operations, as previously discussed. As a percentage of net revenue, other operating expenses decreased to 21.0% for fiscal 2004 from 23.9% for fiscal 2003. This decrease was primarily attributable to higher same facility hospital net revenue and the certain economies of scale achieved on the fixed cost components of our other operating expenses combined with the benefits realized from our company-wide cost control initiatives.

Depreciation.  Depreciation increased 2.9% to $39.0 million for fiscal 2004 from $37.9 million for fiscal 2003. This increase in depreciation primarily occurred in our hospital division and was due to the depreciation of assets placed in service upon the opening of our three new hospitals, offset in part by a decrease related to equipment that became fully depreciated during fiscal 2003 in certain of our older same facility hospitals.

Impairments of Goodwill and Long-lived Assets.  Impairments were $7.2 million and $58.9 million in fiscal 2004 and 2003, respectively. The $7.2 million impairment in 2004 represents the write-off of an enterprise wide healthcare information system, while the $58.9 million charge in 2003 represents goodwill impairment.

The $7.2 million impairment in 2004 represents the unamortized costs associated with the acquisition, development and implementation of an information system that had been installed in two hospitals. Due to a number of functionality and integration issues experienced with the system, we determined that the system was not performing to its original specifications and thus will be replaced at the two hospitals where it has been installed and will not be installed in any additional hospitals as stated in the original license.

At the end of fiscal 2003, we performed a goodwill impairment test in accordance with SFAS No. 142, which requires that we do not amortize goodwill, but rather subject our goodwill to an impairment test on an annual basis and between annual dates if an event occurs or circumstances change that indicate an impairment may exist. The results of our test concluded our goodwill was impaired, and based on the hypothetical purchase price methodology required under SFAS No. 142, we determined the amount of the goodwill impairment to be approximately $58.9 million at September 30, 2003. See “— Critical Accounting Policies — Long-Lived Assets.”

Interest Expense.  Interest expense increased 10.9% to $25.9 million for fiscal 2004 compared to $23.3 million for fiscal 2003. This $2.5 million increase in interest expense was primarily attributable to interest expense at our three new hospitals of $2.7 million, partially offset by a decrease in interest expense in our same facility hospitals due to a decrease in outstanding debt through scheduled principal payments and prepayment reductions. In addition, we capitalized approximately $0.6 million and $1.2 million of interest expense as part of the capitalized construction costs of our hospitals that were under development during fiscal 2004 and 2003, respectively. No interest expense was capitalized during the last two quarters of fiscal 2004.

Loss on Debt Refinancing.  During the fourth quarter of fiscal 2004, we repaid approximately $276.9 million of existing debt with proceeds received from our offering of $150.0 million senior notes and a $200.0 million senior credit facility. Including the loss on debt refinancing of $0.4 million which is reported in the loss from discontinued operations, the repayment of debt resulted in a loss of approximately $5.5 million and included the write-off of unamortized loan acquisition costs of approximately $3.4 million, the recapture of other comprehensive loss under interest rate swaps of approximately $1.2 million and prepayment penalties of approximately $0.8 million.

Equity in Net Earnings of Unconsolidated Affiliates.  Equity in earnings of unconsolidated affiliates remained consistent at $3.5 million for fiscal 2004 and fiscal 2003. However, the equity in net earnings of unconsolidated affiliates for fiscal 2004 includes $0.4 million associated with a gain on sale of land by an unconsolidated affiliate of one of our hospitals. Excluding this gain, our equity in earnings of unconsolidated affiliates decreased approximately $0.4 million from the prior year. This decrease was attributable to a decline in the operating results of our unconsolidated affiliate hospital primarily due to the reduction in that hospital’s capital cost reimbursement under the Medicare program as the hospital transitioned to the full federal payment methodology following its second full year of operations on October 1, 2003.

Minority Interest Share of Earnings of Consolidated Subsidiaries. Minority interest share of earnings of consolidated subsidiaries increased $0.3 million to $6.9 million for fiscal 2004 from $6.6 million for fiscal 2003. This increase was primarily due to changes in the operating results of our individual hospitals and the respective basis for allocation of such earnings or losses among us and our partners on either a pro rata basis or disproportionate basis during fiscal 2004 compared to fiscal 2003. In general, our earnings allocated to minority interests increased due to a decrease in ramp up losses incurred by our new hospitals which were allocated to our minority partners on a pro rata basis combined with an increase in earnings of certain of our same facility hospitals which were allocated to our minority partners on a pro rata basis. These additions to our earnings allocated to minority interests were increased in part by a change from pro rata to disproportionate recognition of losses at three of our new hospitals that continue to ramp up combined with a change from disproportionate recognition of losses to pro rata recognition of earnings at one of our same facility hospitals during fiscal 2004 compared to the prior year. For a more complete discussion of our accounting for minority interests, including the basis for the disproportionate allocation accounting, see “Critical Accounting Policies — Earnings Allocated to Minority Interests.”

Income Tax Expense (Benefit).  Income tax benefit was $1.3 million for fiscal 2004 compared to income tax expense of $0.3 million for fiscal 2003, which represented an effective tax rate of approximately 47.0% and 0.5%, respectively. The Company continues to have federal and state net operating loss carry forwards available from prior periods to offset the majority of its current tax liabilities.

For fiscal 2004, income taxes include certain one-time state incentive credits that we qualified for and were able to utilize. For fiscal 2003, our reported loss before income taxes and discontinued operations of $59.6 million included a $58.9 million impairment of goodwill, which is non-deductible on a permanent basis for tax purposes.

Loss from Discontinued Operations.  During the first quarter of fiscal 2005, we closed and sold substantially all of the assets of The Heart Hospital of Milwaukee, which was opened in October 2003. During the third quarter of fiscal 2006, we sold our equity interest in Tucson Heart Hospital. Accordingly, the hospitals are accounted for as discontinued operations. The loss from discontinued operations in fiscal 2004 represents the operating losses, net of the tax benefit of such losses, of the facilities during the period. The loss from discontinued operations in fiscal 2003 represents pre-opening costs associated with The Heart Hospital of Milwaukee, net of the tax benefit of such costs, and operating losses, net of the related tax benefit, from Tucson Heart Hospital.

Liquidity and Capital Resources

Working Capital and Cash Flow Activities.  Our consolidated working capital was $155.5 million at June 30, 2006 and $135.1 million at September 30, 2005. The increase of $20.4 million in working capital primarily resulted from a decrease in the current portion of long-term debt and obligations under capital leases of $14.8 million combined with an overall increase in net receivables, both of which were partially offset by a net increase in accounts payable and accrued liabilities. The changes in receivables, accounts payable and accrued liabilities were driven by overall operations, as further described below. The decrease in the current portion of long-term debt and obligations under capital leases is the result of the $35.3 million mortgage loan at the Heart Hospital of Austin being classified as long term at June 30, 2006 as such amount was refinanced into a 10-year loan during the current period. The loan was originally scheduled to mature during the second quarter of 2006 and therefore, was considered current as of September 30, 2005. This decrease in the current portion of long-term debt was partially offset by a $20.9 million increase in the category due to the scheduled maturity of the mortgage loan at another one of our facilities in October 2006, and therefore, this loan is considered current as of June 30, 2006, whereas the amount was still considered long-term as of September 30, 2005.

The cash provided by operating activities of continuing operations was $53.4 million and $54.5 million for the first nine months of fiscal 2006 and 2005, respectively. While our cash provided by operating activities from continuing operations was relatively unchanged period to period, our cash from operating activities for fiscal 2006 was reduced by the increase in net receivables and inventory, with the overall increase in accounts payable and accrued liabilities partially offsetting this unfavorable change. The increase in receivables and a portion of the increase in payables was driven by the growth in volume during the third quarter of fiscal 2006. The volume increase, as well as the timing of certain bulk purchases, resulted in higher inventories of medical supplies and drove the remainder of the increase in payables. In addition to the volume growth, our receivables were negatively impacted by a slight increase in the days of net revenue in receivables. For the nine months ended June 30, 2006 and 2005, our hospital division had 45 and 43 days, respectively, of net revenue in receivables, which is a result of the overall shift in payor mix to a higher percentage of self-pay and commercial during the current period.

Our investing activities from continuing operations used net cash of $22.6 million for the first nine months of fiscal 2006 compared to net cash provided of $29.7 million for the first nine months of fiscal 2005. The cash used by investing activities in the first nine months of fiscal 2006 was primarily for capital expenditures for the period, whereas the net cash provided by investing activities in the first nine months of fiscal 2005 was principally due to the proceeds from the sale of The Heart Hospital of Milwaukee, offset in part by capital expenditures for the period.

Our financing activities used net cash of $26.8 million for the first nine months of fiscal 2006 compared to net cash used of $1.9 million for the first nine months of fiscal 2005. The net cash used for financing activities for the first nine months of fiscal 2006 is a result of distributions to minority partners of $12.1 million and the repayments, net of borrowings, of long-term debt and obligations under capital leases of $14.7 million. During the nine months ended June 30, 2006, Harlingen Medical Center issued $60.0 million of long-term debt to various third parties. The proceeds from the issuance of this debt, net of loan acquisition costs, were used to prepay $58.0 million of the term loan under our senior secured credit facility. In addition, in connection with the sale of The Heart Hospital of Milwaukee and as stipulated by the indenture governing our senior notes, during the nine months ended June 30, 2006 we offered to repurchase up to $30.3 million of senior notes. The tender offer for the notes expired during the period and we accepted for purchase and paid for $11.9 million principal amount of notes tendered prior to the expiration of the tender offer. The remainder of the payments were made in accordance with the scheduled payment terms. The $1.9 million of net cash used by financing activities for the first nine months of fiscal 2005 was primarily the result of distributions to minority partners of $8.8 million and the repayment of long-term debt of $4.8 million partially offset by proceeds from exercised stock options of $7.4 million and investments by minority partners of $3.7 million.

Capital Expenditures.  Expenditures for property and equipment for the first nine months of fiscal years 2006 and 2005 were $23.7 million and $13.6 million, respectively. For both periods, our capital expenditures principally were focused on improvements to existing facilities. The amount of capital expenditures we incur in future periods will depend largely on the type and size of strategic investments we make in future periods.

Obligations and Availability of Financing.  At June 30, 2006, we had $338.2 million of outstanding debt, $40.1 million of which was classified as current. Of the outstanding debt, $138.1 million was outstanding under our 9 7/8% senior notes, $40.1 million was outstanding under our senior secured credit facility and $157.3 million was outstanding to lenders to our hospitals. The remaining $2.7 million of debt was outstanding to lenders for diagnostic services under capital leases and other miscellaneous indebtedness.

No amounts were outstanding to lenders under our $100.0 million revolving credit facility at June 30, 2006. At the same date, however, we had letters of credit outstanding of $2.5 million, which reduced our availability under this facility to $97.5 million.

Covenants related to our long-term debt restrict the payment of dividends and require the maintenance of specific financial ratios and amounts and periodic financial reporting. At June 30, 2006, we were in violation of a financial covenant under an equipment loan to Heart Hospital of Lafayette, and we anticipate continuing to be in violation of this covenant in future periods. Accordingly, the total outstanding balance of this loan of $10.2 million has been included in current portion of long-term debt and obligations under capital leases as of June 30, 2006. We are working with the lender to amend the financial covenant. We were in compliance with all other covenants in the instruments governing our outstanding debt at June 30, 2006.

At June 30, 2006, we guaranteed either all or a portion of the obligations of our consolidated subsidiary hospitals for equipment and other notes payable. We provide these guarantees in accordance with the related hospital operating agreements, and we receive a fee for providing these guarantees from the hospitals or the physician investors.

We believe that internally generated cash flows and available borrowings under our senior secured credit facility, together with the remaining net proceeds of our initial public offering and borrowings available under equipment debt commitments will be sufficient to finance our business plan, capital expenditures and our working capital requirements for the next 12 to 18 months.

Intercompany Financing Arrangements.  We provide secured real estate, equipment and working capital financings to our majority-owned hospitals. The aggregate amount of the intercompany real estate, equipment and working capital and other loans outstanding as of June 30, 2006 was $282.7 million.

Each intercompany real estate loan is separately documented and secured with a lien on the borrowing hospital’s real estate, building and equipment and certain other assets. Each intercompany real estate loan amortizes based on a 20-year term, matures on June 30, 2011 and accrues interest at variable rates based on LIBOR plus an applicable margin or a fixed rate based on June 2011 treasury yield plus an applicable margin. The weighted average interest rate for the intercompany real estate loans at June 30, 2006 was 8.30%.

Each intercompany equipment loan is separately documented and secured with a lien on the borrowing hospital’s equipment and certain other assets. Amounts borrowed under the intercompany equipment loans are payable in monthly installments of principal and interest over terms that range from 2 to 5 years. The intercompany equipment loans accrue interest at fixed rates ranging from 6.31% to 8.58% or variable rates based on LIBOR plus an applicable margin. The weighted average interest rate for the intercompany equipment loans at June 30, 2006 was 7.17%.

We receive a fee from the minority partners in the subsidiary hospitals as consideration for providing these intercompany real estate and equipment loans.

We also use intercompany financing arrangements to provide cash support to individual hospitals for their working capital and other corporate needs. We provide these working capital and other loans pursuant to the terms of the operating agreements between our physician and hospital investor partners and us at each of our hospitals. These intercompany loans are evidenced by promissory notes that establish borrowing limits and provide for a market rate of interest to be paid to us on outstanding balances. These intercompany loans are subordinated to each hospital’s third-party mortgage and equipment debt outstanding, but are senior to our equity interests and our partners’ equity interest in the hospital venture and are secured, subject to the prior rights of the senior lenders, in each instance by a pledge of the borrowing hospital’s accounts receivable. Also as part of our intercompany financing and cash management structure, we sweep cash from individual hospitals as amounts are available in excess of the individual hospital’s working capital needs. These funds are advanced pursuant to cash management agreements with the individual hospital that establish the terms of the advances and provide for a rate of interest to be paid consistent with the market rate earned by us on the investment of its funds. These cash advances are due back to the individual hospital on demand and are subordinate to our equity investment in the hospital venture. As of June 30, 2006 and September 30, 2005, we held $98.7 million and $93.3 million, respectively, of intercompany working capital and other notes and related accrued interest, net of advances from our hospitals. In connection with the sale of Tucson Heart Hospital, a portion of the real estate and working capital loans were monetized upon the divestiture.

Reimbursement, Legislative and Regulatory Changes

Legislative and regulatory action has resulted in continuing changes in reimbursement under the Medicare and Medicaid programs that will continue to limit payments we receive under these programs.

Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to legislative and regulatory changes, administrative rulings, interpretations, and discretion which may further affect payments made under those programs, and the federal and state governments may, in the future, reduce the funds available under those programs or require more stringent utilization and quality reviews of our hospitals or require other changes in our operations. Additionally, there may be a continued rise in managed care programs and future restructuring of the financing and delivery of healthcare in the United States. These events could have an adverse effect on our future financial results.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages, such as the growing nationwide shortage of qualified nurses, occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures, including our case and resource management program, to curb increases in operating costs and expenses. We have, to date, offset increases in operating costs by increasing reimbursement for services and expanding services. However, we cannot predict our ability to cover, or offset, future cost increases.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the impact of FIN 48 on our consolidated financial position and results of operations.

On October 1, 2005, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R (revised 2004), Share-Based Payment, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123R supersedes our previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted under SFAS No. 123, Accounting for Stock-Based Compensation, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No. 123R. We have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123R.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations. Prior to the adoption of SFAS No. 123R, we accounted for stock options issued to employees and directors using the intrinsic value method in accordance with APB 25 as permitted under SFAS No. 123, and provided pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value method in measuring compensation costs for stock options granted had been applied. Under the intrinsic value method, no share-based compensation expense was recognized for options granted with an exercise price equal to the fair value of the underlying stock at the grant date.

We adopted SFAS No. 123R using the modified prospective transition method, which requires the application of the accounting standard as of October 1, 2005, the first day of our fiscal year 2006. Our financial statements as of and for the three and nine months ended June 30, 2006, reflect the impact of SFAS No. 123R. In accordance with the modified prospective transition method, the financials statements from prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

As required under SFAS No. 123R in calculating the share-based compensation expense for the three and nine months ended June 31, 2006 and as required under SFAS No. 123 and SFAS No. 148, Accounting for Stock Based Compensation, in calculating the share-based compensation expense for the three and nine months ended June 30, 2005, the fair value of each option grant was estimated on the date of grant. We used the Black-Scholes option-pricing model, which requires certain assumptions and the same methodologies were employed in both fiscal 2006 and fiscal 2005 to determine the majority of these assumptions. The expected life was determined in fiscal 2006 using an analysis of historical behavior for different groups of similar employees and was determined in fiscal 2005 using a historical behavior analysis for all employees, not segregated into homogenous groups.

Share-based compensation expense recognized for the three and nine months ended June 30, 2006 was $1.8 million and $12.4 million, respectively. The compensation expense recognized represents the compensation related to restricted stock awards over the vesting period, as well as the value of all stock options issued during that period as all such options were immediately vested and all unvested options outstanding prior to October 1, 2005 were cancelled during the period. Since all options granted during the three and nine months ended June 30, 2005 under our stock option plans had an exercise price equal to the market value of the underlying shares of common stock at the date of grant, no compensation expense was recorded for the three and nine months ended June 30, 2005.

BUSINESS

Overview

We are a healthcare provider focused primarily on the diagnosis and treatment of cardiovascular disease. We own and operate hospitals in partnership with physicians whom we believe have established reputations for clinical excellence as well as with community hospital systems. We also manage the cardiovascular program of various hospitals operated by other parties. We opened our first hospital in 1996 and currently have ownership interests in and operate eleven hospitals, including ten in which we own a majority interest. Each of our majority-owned hospitals is a freestanding, licensed general acute care hospital that provides a wide range of health services with a focus on cardiovascular care. The hospitals in which we have ownership interests have a total of 667 licensed beds and are located in predominantly high-growth markets in eight states: Arizona, Arkansas, California, Louisiana, New Mexico, Ohio, South Dakota, and Texas. For the nine months ended June 30, 2006, approximately 93% of our net revenue was generated by our hospital operations.

In addition to our hospitals, we currently own and/or manage 26 cardiac diagnostic and therapeutic facilities. Ten of these facilities are located at hospitals operated by other parties and one of these facilities is located at a hospital we own. These facilities offer invasive diagnostic and, in some cases, therapeutic procedures. The remaining 15 facilities are not located at hospitals and offer only diagnostic procedures. For the nine months ended June 30, 2006, approximately 7% of our net revenue was generated by our cardiac diagnostic and therapeutic facilities operations.

We believe we provide superior clinical outcomes, which, together with our ability to provide management capabilities and capital resources, positions us to expand upon our relationships with physicians and community hospitals to increase our presence in existing and new markets. Specifically, we plan to grow our revenue and income from operations through a combination of:

•	improved operating performance at our existing facilities;

•	increased capacity and expanded scope of services provided at certain of our existing hospitals;

•	the development of new relationships with physicians and community hospital systems in certain of our existing markets; and

•	the establishment of new ventures with physicians and community hospital systems in new markets.

For the three and nine months ended June 30, 2006, we generated net revenue of $189.8 million and $554.2 million, respectively, and income from operations of $17.2 million and $30.9 million, respectively. Our operating results for the three and nine months ended June 30, 2006 were driven by growth in same facility hospital adjusted admissions at our consolidated hospitals by 6.9% and 6.1%, respectively, compared to the comparable periods in the prior year.

Our Strengths

Superior Clinical Outcomes.  We believe our hospitals, on average, provide more complex cardiac care, achieve lower mortality rates and a shorter average length of stay, adjusted for patient severity of illness, as compared to our competitors. Since 1999, we have engaged The Lewin Group, a national health and human services consulting group, to conduct a study on cardiovascular patient outcomes based on Medicare hospital inpatient discharge data. The Lewin study, which is updated annually, has consistently concluded that, on average, we treat a more complex mix of cardiac cases and our hospitals have lower mortality rates and shorter length of stay, adjusted for severity, for cardiac cases, than peer community hospitals. Specifically, the most recent Lewin study, which is based on 2005 Medicare reimbursement data, concluded that when compared to peer community hospitals, our hospitals, on average, had a 23.7% higher case mix for cardiac patients, exhibited a 29.4% lower mortality rate for Medicare cardiac cases, and had a shorter length of stay for cardiac cases at 3.52 days as compared to 4.69 days, after adjusting for severity. We believe quality of care is becoming increasingly important in government reimbursement. We continuously monitor quality of care standards to seek to meet and exceed accreditation and regulatory requirements.

Leading Local Market Positions in Growing Markets.  Of our majority-owned hospitals that have been open for at least three years, all eight have achieved a number one or two ranking in the local market based on procedures performed in our core business diagnosis-related group, or DRG, as reported by Solucient, a leading source of healthcare business information, based on 2004 MedPar data. Historically, 90% to 95% of patients treated in our hospitals reside in markets where the population of those 55 years and older, the primary recipients of cardiac care services, is anticipated to increase on average by 17.2% from 2005 to 2010, versus the national average of 16.4%, according to U.S. census data.

Efficient Quality Care Delivery Model.  Our hospitals have innovative facility designs and operating characteristics that we believe enhance the quality of patient care and service and improve physician and staff productivity. The innovative characteristics of our hospital designs include:

•	fully equipped patient rooms capable of providing the majority of services needed during a patient’s entire length of stay;

•	centrally located inpatient services that reduce the amount of transportation patients must endure;

•	strategically located nursing stations that enable the same nursing rotation to serve the patient from admittance to discharge;

•	efficiently arranged departments and services that interact frequently; and

•	focus on resource allocation and utilization management through the use of protocols for more consistent and predictable outcomes and expenses.

We believe our care delivery model leads to a high level of patient satisfaction. During fiscal 2005, 98% of patients who completed discharge surveys indicated that they would return to our hospital for any future services.

Proven Ability to Partner with Physicians.  Physicians are currently partners and share capital commitments in all of our hospitals and many of our cardiac diagnostic and therapeutic facilities. Physicians practicing at our hospitals participate in decisions on a wide range of strategic and operational matters, such as development of clinical care protocols, patient procedure scheduling, development of hospital formularies, selection of vendors for high-cost supplies and devices, review of annual operating budgets and significant capital expenditures. The opportunity to have a role in how our hospitals are managed empowers physicians and encourages them to share new ideas, concepts and practices. We attribute our success in partnering with physicians to our ability to develop and effectively manage facilities in a manner that promotes physician productivity, satisfaction and professional success while enhancing the quality and efficiency of patient care services that we provide.

Established Relationships with Community Hospital Systems.  We have management and partnership arrangements with community hospital systems in many of our cardiac diagnostic and therapeutic facilities and in certain of our hospitals. We attribute our success in establishing relationships with community hospital systems to our proven ability to work effectively with physicians and deliver quality cardiovascular care. As community hospital systems seek to enhance their networks for patient access, managed care relationships, reputation for providing quality health care and physician relationships, we believe they will continue to seek alliances and partnerships with other entities in order to accomplish these goals. This partnership approach provides benefits to us in the form of further sharing of capital commitments and enhanced access to managed care relationships. Because of our experience in focused care, quality outcomes, and partnering with physicians, we believe we offer expertise that differentiates us in the provider community.

Strong Management Team.  Our management team has extensive experience and relationships in the healthcare industry. Our president and chief executive officer, O. Edwin French, was appointed to this position in February 2006 and has over 38 years of experience in the healthcare industry, most recently serving as President of the Acute Care Hospital Division for Universal Health Services. In March 2006, Phillip J. Mazzuca was named chief operating officer and brings with him over two decades of hospital operations experience either as chief executive officer or with regional operations responsibilities. James E. Harris has been our executive vice president and chief financial officer since 1999.

Our Strategy

Key components of our strategy include to:

Improve Operating Performance at Our Existing Facilities.  In markets where we have well-established hospitals and cardiac diagnostic and therapeutic facilities, we intend to continue to focus on strengthening management processes and systems in an effort to improve operating performance. We will seek to:

•	improve labor efficiencies by staffing to patient volume and clinical needs;

•	proactively manage the delivery of health care to achieve appropriate lengths of stay and through the application of technology, medicines, and other resources which, in turn, have a positive impact on the quality and cost of health care;

•	control supplies expense through more favorable group purchasing arrangements and inventory management;

•	focus efforts on the management of bad debt through improved processes in our registrations and upfront collections;

•	consolidate the purchased services contracts for all of our facilities to achieve better pricing; and

•	consolidate the systems related to patient registration, billing, collections and managed care contracting to improve revenue cycle management.

Increase Patient Capacity and Expand Services at Existing Hospitals.  We intend to invest in our facilities to build out existing capacity and broaden the scope of services provided based on the needs of the communities we serve. We believe demand exists in certain of our existing markets to support the development of currently unutilized space within our existing facilities. We expect to invest between $15 million and $20 million over the next 24 to 30 months to increase the number of licensed beds in certain of our existing facilities by 135 beds, representing an increase in our licensed beds of approximately 20%. We believe capital investments to expand capacity in our existing facilities represents an attractive return on invested capital and enables us to better leverage our existing fixed asset base. We expect execution of this strategy will allow us to increase patient volume, improve operating efficiency and better utilize fixed operating costs while maintaining our quality of care.

Furthermore, to increase occupancy and utilization at our hospitals, we intend to expand the scope of procedures performed in certain of our facilities. While we expect to continue to operate our facilities with a primary focus on serving the unique needs of patients suffering from cardiovascular disease, we believe we will be able to expand our quality of care service offerings and improve the performance of our facilities by utilizing our expertise in partnering with physicians and operating hospitals by broadening our services to include other surgical and medical services.

Develop New Relationships with Physicians and Community Hospital Systems in Our Existing Markets.  We intend to develop new relationships with physicians and community hospital systems to strengthen our competitive position in certain of our existing markets. We believe that our relationships with physicians who have a reputation for clinical excellence and with key community healthcare providers gives us important insights into the operation and management of our facilities and provides further motivation to provide quality, cost-effective healthcare. Further, as we strengthen our market position, we believe we will improve our ability to develop favorable managed care relationships with, and market the quality of our services to, the communities we serve. We believe this focus on the provision of quality healthcare will continue to increase patient volume. For the three and nine months ended June 30, 2006, we increased same facility hospital adjusted admissions at our consolidated hospitals by 6.9% and 6.1%, respectively, compared to the comparable period in the prior year.

Pursue Growth Opportunities in New Markets with Physicians and Community Hospital Systems.  We will pursue growth opportunities in new markets by partnering with physicians and community hospital systems. These opportunities are expected to continue our historic focus on providing inpatient and outpatient cardiovascular care while also broadening our services to include other surgical and medical services. Community hospital systems often have limited access to the resources needed to invest in certain services, including cardiology. We believe that as a result of these limitations, our record of success in providing quality cardiovascular care, partnering with physicians and community hospital systems, and providing capital resources, interests many other physicians and community hospital systems in partnering with us to provide cardiovascular care services and/or other surgical and medical services.

Selectively Evaluate Acquisitions and Dispositions.  We may selectively evaluate acquisitions of specialty and general acute care facilities in attractive markets throughout the United States and we will potentially consider acquisitions of facilities where we believe we can improve clinical outcomes and operating performance. We also may consider opportunistic dispositions of hospitals or other facilities where a motivated buyer emerges or the facility does not meet our overall growth or financial return objectives. For example, in August 2006 we sold our interest in Tucson Heart Hospital and, based upon our continuing review of the long-term outlook for the Heart Hospital of Lafayette, we have decided to seek to dispose of our interest in that facility. We will employ a disciplined approach to evaluating and qualifying acquisition and disposition opportunities.

Our Hospitals

We currently have ownership interests in and operate eleven hospitals. The following table identifies key characteristics of these hospitals.

		MedCath		Licensed	Cath	Operating
Hospital	Location	Ownership	Opening Date	Beds	Labs	Rooms

Arkansas Heart Hospital	Little Rock, AR	70.3%	March 1997	84	6	3
Arizona Heart Hospital	Phoenix, AZ	70.6%	June 1998	59	3	4
Heart Hospital of Austin	Austin, TX	70.9%	January 1999	58	4	3
Dayton Heart Hospital	Dayton, OH	66.5%	September 1999	47	4	3
Bakersfield Heart Hospital	Bakersfield, CA	53.3%	October 1999	47	4	3
Heart Hospital of New Mexico	Albuquerque, NM	72.0%	October 1999	55	4	3
Avera Heart Hospital of South Dakota(1)	Sioux Falls, SD	33.3%	March 2001	55	3	3
Harlingen Medical Center	Harlingen, TX	51.0%	October 2002	112	2	10
Louisiana Heart Hospital	St. Tammany Parish,	51.1%	February 2003	58	3	4
	LA
Texsan Heart Hospital	San Antonio, TX	51.0%	January 2004	60	4	4
Heart Hospital of Lafayette(2)	Lafayette, LA	51.0%	March 2004	32	2	2

(1)	Avera Heart Hospital of South Dakota is the only hospital in which we do not have a majority ownership interest. We use the equity method of accounting for this hospital, which means that we include in our consolidated statement of operations only a percentage of the hospital’s reported net income for each reporting period. Avera Heart Hospital of South Dakota is licensed as a specialized hospital under state law.

(2)	Based upon our review of the long-term outlook for the Heart Hospital of Lafayette, we have decided to seek to dispose of our interest in the facility and have entered into a confidentiality and exclusivity agreement with a potential buyer. There can be no assurance that a definitive agreement for a sale of our interest in the facility will be entered into with this buyer. However, we have determined to dispose of our interest in the facility and intend to seek other buyers if the transaction currently being discussed is not consummated.

Before designing and constructing our first hospital, we consulted with our physician partners to analyze the operations, facilities and work flow of existing hospitals and found what we believed to be many inefficiencies in the way cardiovascular care was provided in existing hospitals. Based upon this analysis, we designed a hospital that we believed would enhance physician and staff productivity and allow for the provision of patient-focused care. Using subsequent operating experience and further input from physicians at our other hospitals, we refined our basic hospital layout to enable us to combine site selection, facility size and layout, staff and equipment to deliver quality cardiovascular care.

The innovative characteristics of our hospitals include:

Universal Patient Rooms

Our large, single-patient rooms enable our staff to provide all levels of care required for our patients during their entire hospital stay, including critical care, telemetry and post-surgical care. Each room is equipped as an intensive care unit, which enables us to keep a patient in the same room throughout their recovery. This approach differs from the general acute care hospital model of moving patients, potentially several times, as they recover from surgical procedures.

Centrally Located Inpatient Services

We have centrally located all services required for inpatients, including radiology, laboratory, pharmacy and respiratory therapy, in close proximity to the patient rooms, which are usually all located on a single floor in the hospital. This arrangement reduces scheduling conflicts and patient waiting time. Additionally, this eliminates the need for costly transportation staff to move patients from floor to floor and department to department.

Strategically Placed Nursing Stations

Unlike traditional hospitals with large central nursing stations, which serve as many as 30 patients, we have corner configuration nursing stations on our patient floors where each station serves six to eight patients and is located in close proximity to the patient rooms. This design provides for excellent visual monitoring of patients, allows for flexibility in staffing to accommodate the required levels of care, shortens travel distances for nurses, allows for fast response to patient calls and offers proximity to the nursing station for family members.

Efficient Workflow

We have designed and constructed our various procedure areas in close proximity to each other, allowing for both patient safety and efficient staff workflow. For example, our cardiac catheterization laboratories are located in close proximity to our operating rooms, outpatient services are located immediately next to procedure areas and emergency services are located off the staff work corridor leading directly to the diagnostic and treatment areas.

Additional Capacity for Critical Cardiac Procedures

We design and construct our hospitals with more operating rooms and cardiac catheterization laboratories than we believe are available in the cardiovascular program of a typical general acute care hospital, and we believe this increases physician productivity and patient satisfaction. This feature of our hospitals ensures that the physicians practicing in our hospitals will experience fewer conflicts in scheduling procedures for their patients. In addition, all of our operating rooms are designed primarily for cardiovascular procedures, which enable them to be used more efficiently by physicians and staff.

Diagnostic and Therapeutic Facilities

We have participated in the development of or have acquired interests in, and provide management services to facilities where physicians diagnose and treat cardiovascular disease and manage hospital-based cardiac catheterization laboratories. We also own and operate mobile cardiac catheterization laboratories serving hospital networks and maintain a number of mobile and modular cardiac catheterization laboratories that we lease on a short-term basis. These diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories are equipped to allow the physicians using them to employ a range of diagnostic and treatment options for patients suffering from cardiovascular disease.

Managed Diagnostic and Therapeutic Facilities

Currently, we own and/or manage the operations of 26 cardiac diagnostic and therapeutic facilities. The following table provides information about these facilities.

				MedCath
				Management
				Commencement	Termination or
		MedCath		(Expected	Next Renewal
Facility/Entity	Location	Ownership		Opening) Date(3)	Date

Joint Ventures:
Cape Cod Cardiology Services, LLC	Hyannis, MA	51%		1995	Dec. 2015
Colorado Springs Cardiology Services, LLC(1)	Colorado Springs, CO	51%		1999	Dec. 2017
Greensboro Heart Center, LLC	Greensboro, NC	51%		2001	July 2031
Wilmington Heart Center, LLC(1)	Wilmington, NC	51%		2001	Dec. 2021
Center for Cardiac Sleep Medicine, LLC(1)	Lacombe, LA	51%		2004	Dec. 2013
Blue Ridge Cardiology Services, LLC(1)	Morganton, NC	50%		2004	Dec. 2014
Brighton Center for Sleep Disorders, LLC(1)	Brighton, CO	51%		2005	Dec. 2014
Managed Ventures:
Cardiac Testing Centers, PA	Summit & Springfield, NJ	100%	(2)	1992	June 2022
Sun City Cardiac Center, Inc.(1)	Sun City, AZ	60%	(2)	1992	Oct. 2032
Heart Institute of Northern Arizona, LLC(1)	Kingman, AZ	100%	(2)	1994	Dec. 2034
Falmouth Hospital(1)	Falmouth, MA	100%	(2)	2002	May 2007
Johnston Memorial Hospital	Smithfield, NC	100%	(2)	2002	Aug. 2008
Watauga Medical Center(1)	Boone, NC	100%	(2)	2003	Jun. 2009
Margaret R. Pardee Memorial Hospital(1)	Hendersonville, NC	100%	(2)	2004	Oct. 2012
Newnan Hospital(1)	Newnan, GA	100%	(2)	2005	Apr. 2008
Duke Health Raleigh Hospital(1)	Raleigh, NC	100%	(2)	2006	Dec. 2012
Caldwell Cardiology Services, LLC	Lenoir, NC	100%	(2)	2006	Mar. 2012
Neurology Associates of the Carolinas(1)	Matthews, NC	100%	(2)	2006	May 2009
Southeastern Cardiology, PA(1)	Lumberton, NC	100%	(2)	2006	May 2011
Harlingen Medical Center(1)	Harlingen, TX	100%	(2)	2006	June 2010
Southern Virginia Regional Medical Center(1)	Emporia, VA	100%	(2)	(Nov. 2006)	Sept. 2011

				MedCath
				Management
				Commencement	Termination or
		MedCath		(Expected	Next Renewal
Facility/Entity	Location	Ownership		Opening) Date(3)	Date

Professional Services Agreements:
Greater Philadelphia Cardiology Assoc., Inc.	Philadelphia, PA	100%	(2)	2002	June 2012
PMA Nuclear Center(1)	Newburyport & Haverhill, MA	100%	(2)	2003	Nov. 2008
VNC Sleep(1)	Annandale, VA	100%	(2)	2004	Dec. 2008

(1)	Our management agreement with each of these facilities includes an option for us to extend the initial term at increments ranging from one to 10 years, through an aggregate of up to an additional 40 years for some of the facilities.

(2)	The ownership interest refers to our ownership in the entities that have entered into, and provided services to, the facilities under management services agreements or professional services agreements.

(3)	Calendar year.

Our management services generally include providing all non-physician personnel required to deliver patient care and the administrative, management and support functions required in the operation of the facility. The physicians who supervise or perform diagnostic and therapeutic procedures at these facilities have complete control over the delivery of cardiovascular healthcare services. The management agreements for each of these centers generally have an extended initial term and several renewal options ranging from one to ten years each. The physicians and hospitals with which we have contracts to operate these centers may terminate the agreements under certain circumstances. We may terminate most of these agreements for cause or upon the occurrence of specified material adverse changes in the business of the facilities. We intend to develop with hospitals and physician groups, or acquire contracts to manage, additional diagnostic and therapeutic facilities in the future.

Interim Mobile Catheterization Labs

We maintain a rental fleet of mobile and modular cardiac catheterization laboratories. We lease these laboratories on a short-term basis to hospitals while they are either adding capacity to their existing facilities or replacing or upgrading their equipment. We also lease these laboratories to hospitals that experience a higher demand for cardiac catheterization procedures during a particular season of the year and choose not to expand their own facilities to meet peak period demand. Our rental and modular laboratories are manufactured by leading original equipment manufacturers and have advanced technology and enable cardiologists to perform both diagnostic and interventional therapeutic procedures. Each of our rental units is generally in service for at least eight months of the year. These units enable us to be responsive to immediate demand and create flexibility in our operations.

Major Procedures Performed at Our Facilities

The following is a brief description of the major cardiovascular procedures physicians perform at our hospitals and other facilities.

Invasive Procedures

Cardiac catheterization:  percutaneous intravascular insertion of a catheter into any chamber of the heart or great vessels for diagnosis, assessment of abnormalities, interventional treatment and evaluation of the effects of pathology on the heart and great vessels.

Percutaneous cardiac intervention, including the following:

•	Atherectomy: a technique using a cutting device to remove plaque from an artery. This technique can be used for coronary and non-coronary arteries.

•	Angioplasty: a method of treating narrowing of a vessel using a balloon catheter to dilate the narrowed vessel. If the procedure is performed on a coronary vessel, it is commonly referred to as a percutaneous transluminal coronary angioplasty, or PTCA.

•	Percutaneous balloon angioplasty: the insertion of one or more balloons across a stenotic heart valve.

•	Stent: a small expandable wire tube, usually stainless steel, with a self-expanding mesh introduced into an artery. It is used to prevent lumen closure or restenosis. Stents can be placed in coronary arteries as well as renal, aortic and other peripheral arteries. A drug-eluting stent is coated with a drug that is intended to prevent the stent from reclogging with scar tissue after a procedure.

Brachytherapy:  a radiation therapy using implants of radioactive material placed inside a coronary stent with restenosis.

Electrophysiology study:  a diagnostic study of the electrical system of the heart. Procedures include the following:

•	Cardiac ablation: removal of a part, pathway or function by surgery, chemical destruction, electrocautery or radio frequency.

•	Pacemaker implant: an electrical device that can substitute for a defective natural pacemaker and control the beating of the heart by a series of rhythmic electrical discharges.

•	Automatic Internal Cardiac Defibrillator: cardioverter implanted in patients at high risk for sudden death from ventricular arrhythmias.

•	Cardiac assist devices: a mechanical device placed inside of a person’s chest where it helps the heart pump oxygen rich blood through out the body.

Coronary artery bypass graft surgery:  a surgical establishment of a shunt that permits blood to travel from the aorta to a branch of the coronary artery at a point past the obstruction.

Valve Replacement Surgery:  an open-heart surgical procedure involving the replacement of valves that regulate the flow of blood between chambers in the heart, which have become narrowed or ineffective due to the build-up of calcium or scar tissue or the presence of some other physical damage.

Non-Invasive Procedures

Cardiac magnetic resonance imaging:  a test using a powerful magnet to produce highly detailed, accurate and reproducible images of the heart and surrounding structures as well as the blood vessels in the body without the need for contrast agents.

Echocardiogram with color flow doppler, or ultrasound test:  a test which produces real time images of the interior of the heart muscle and valves, which are used to accurately evaluate heart valve and muscle problems and measure heart muscle damage.

Nuclear treadmill exercise test or nuclear angiogram:  a test which involves the injection of a low level radioactive tracer isotope into the patient’s bloodstream during exercise on a motorized treadmill, which is frequently used to screen patients who may need cardiac catheterization and to evaluate the results in patients who have undergone angioplasty or cardiac surgery.

Standard treadmill exercise test:  a test which involves a patient exercising on a motorized treadmill while the electrical activity of the patient’s heart is measured, frequently is used to screen for heart disease.

Ultrafast computerized tomography:  a test which detects the buildup of calcified plaque in coronary arteries before the patient experiences any symptoms.

Employees

As of September 1, 2006, we employed 4,764 persons, including 3,381 full-time and 1,383 part-time employees. None of our employees is a party to a collective bargaining agreement and we consider our relationship with our employees to be good. There currently is a nationwide shortage of nurses and other medical support personnel, which makes recruiting and retaining these employees difficult. We provide competitive wages and benefits and offer our employees a professional work environment that we believe helps us recruit and retain the staff we need to operate our hospitals and other facilities.

We do not employ any practicing physicians at any of our hospitals or other facilities. Our hospitals are staffed by licensed physicians who have been admitted to the medical staffs of individual hospitals. Any licensed physician — not just our physician partners — may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by the hospital’s medical staff and governing board in accordance with established credentialing criteria.

Environmental Matters

We are subject to various federal, state and local laws and regulations governing the use, storage, discharge and disposal of hazardous materials, including medical waste products. We believe that all of our facilities and practices comply with these laws and regulations and we do not anticipate that any of these laws will have a material adverse effect on our operations. We cannot predict, however, whether environmental issues may arise in the future.

Insurance

Like most health care providers, we are subject to claims and legal actions in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts and with deductibles and levels of self-insured retention that we believe are sufficient for our operations. We also maintain umbrella liability coverage to cover claims not covered by our professional malpractice liability or general liability insurance policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — General and Professional Liability Risk.”

We can offer no assurances that our professional liability and general liability insurance, or our recorded reserves for self-insured retention, will cover all claims against us or continue to be available at reasonable costs for us to maintain adequate levels of insurance in the future.

Competition

In executing our business strategy, we compete primarily with other cardiovascular care providers, principally for-profit and not-for-profit general acute care hospitals. We also compete with other companies pursuing strategies similar to ours, and with not-for-profit general acute care hospitals that may elect to develop a hospital. In some of our markets, such as St. Tammany Parish, Louisiana, we may have only one major competitor. In other markets, such as Phoenix, Arizona, our hospitals compete for patients with the heart programs of numerous other hospitals in the same market. In most of our markets we compete for market share of cardiovascular procedures with two to three hospitals. Some of the hospitals that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. Some of our competitors are larger, are more established, have greater geographic coverage, offer a wider range of services or have more capital or other resources than we do. If our competitors are able to finance capital improvements, recruit physicians, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in market share. In operating our hospitals, particularly in performing outpatient procedures, we compete with free-standing diagnostic and therapeutic facilities located in the same markets. The principal competitors of each of our operating hospitals are identified on the following table.

Arkansas Heart Hospital	Heart Hospital of New Mexico
• Baptist Health Medical Center — Little Rock	• Memorial Medical Center
• St. Vincent Infirmary Medical Center	• Presbyterian Hospital
Arizona Heart Hospital	Avera Heart Hospital of South Dakota
• Good Samaritan Medical Center	• Sioux Valley Hospital
• Baywood Heart Hospital	• Rapid City Regional Hospital
Heart Hospital of Austin	Harlingen Medical Center
• Seton Medical Center	• Valley Baptist Medical Center
• South Austin Hospital	• Valley Regional Medical Center
Dayton Heart Hospital	Louisiana Heart Hospital
• Kettering Memorial Hospital	• St. Tammany Parish Hospital
• Miami Valley Hospital	• Lakeview Regional Medical Center
Bakersfield Heart Hospital	Texsan Heart Hospital
• Bakersfield Memorial Hospital	• Methodist Hospital
• San Joaquin Community Hospital	• Baptist Medical Center
Heart Hospital of Lafayette
• Lafayette General Medical Center
• Our Lady of Lourdes Regional Medical Center

Reimbursement

Medicare

Medicare is a federal program that provides hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Under the Medicare program, we are paid for certain inpatient and outpatient services performed by our hospitals and also for services provided at our diagnostic and therapeutic facilities.

Medicare payments for inpatient acute services are generally made pursuant to a prospective payment system. Under this system, hospitals are paid a prospectively determined fixed amount for each hospital discharge based on the patient’s diagnosis. Specifically, each discharge is assigned to a diagnosis-related group, or DRG. Based upon the patient’s condition and treatment during the relevant inpatient stay, each DRG is assigned a fixed payment rate that is prospectively set using national average costs per case for treating a patient for a particular diagnosis. The DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The update factor is determined, in part, by the projected increase in the cost of goods and services that are purchased by hospitals, referred to as the market basket index. DRG payments do not consider the actual costs incurred by a hospital in providing a particular inpatient service; however, such payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located.

While hospitals generally do not receive direct payments in addition to a DRG payment, hospitals may qualify for an outlier payment when the relevant patient’s treatment costs are extraordinarily high and exceed a specified threshold. Outlier payments, which were established by Congress as part of the DRG prospective payment system, are additional payments made to hospitals for treating patients who are costlier to treat than the average patient. In general, a hospital receives outlier payments when its costs, as determined by using gross charges adjusted by the hospital’s cost-to-charge ratio, exceed a certain threshold established annually by the Centers for Medicare and Medicaid Services, or CMS. Outlier payments are currently subject to multiple factors, including but not limited to: (1) the hospital’s estimated operating costs based on its historical ratio of costs to gross charges; (2) the patient’s case acuity; (3) the CMS established threshold; and (4) the hospital’s geographic location. CMS is required by law to limit total outlier payments to between five and six percent of total DRG payments. CMS periodically changes the threshold in order to bring expected outlier payments within the mandated limit. An increase to the cost threshold reduces total outlier payments by (1) reducing the number of cases that qualify for outlier payments and (2) reducing the dollar amount hospitals receive for those cases that qualify. CMS historically has used a hospital’s most recently settled cost report to set the hospital’s cost-to-charge ratios. Those cost reports are typically two to three years old.

On August 1, 2006, CMS issued its final inpatient hospital prospective payment system rule for fiscal year 2007, which began October 1, 2006. The final rule calls for major DRG reforms designed to improve the accuracy of hospital payments. Under the final rule, CMS adopted provisions to more closely align Medicare reimbursement with hospital costs rather than charges and more fully account for the severity of the patient’s condition. CMS established a three-year phase-in of the new cost-based weights and refined the methods used to determine average costs per case. The refinements include expanding the number of hospital cost centers from 10 to 13, applying less stringent criteria for eliminating statistical outliers, accounting for hospital size when evaluating the markup of charges over costs, and standardizing charges using a process similar to the outpatient prospective payment system rather than hospital-specific relative weights. In addition, CMS committed to perform further analysis of the relative refinement in the methodology, if warranted. With regard to severity adjustments, CMS added 20 new groups to the current DRG system in fiscal 2007, modified 32 DRGs to better capture differences in severity, and will conduct an evaluation of alternative systems for more comprehensive severity adjustments for fiscal 2008 rather than implementing an entirely new DRG system. In addition, the rule updates inpatient rates by 3.4% for hospitals that report certain quality data to CMS. Hospital that do not report quality data receive a 1.4% update.

Outpatient services are also subject to a prospective payment system. Services provided at our freestanding diagnostic facilities are typically reimbursed on the basis of the physician fee schedule, which is revised periodically, and bases payment on various factors including resource-based practice expense relative value units and geographic practice cost indices.

Future legislation may modify Medicare reimbursement for inpatient and outpatient services provided at our hospitals or services provided at our diagnostic and therapeutic facilities, but we are not able to predict the method or amount of any such reimbursement changes or the effect that such changes will have on us.

For periods ending prior to October 1, 1991, Medicare reimbursed hospitals for the programs portion of capital costs as calculated through the cost report. For periods between October 1, 1991 and October 1, 2001, Medicare transitioned hospitals from cost based reimbursement to a prospective payment system that employed a per discharge payment methodology for capital costs related to inpatient hospital care. The 1991 regulations included a separate methodology for hospitals constructed during this ten year transition period. A new hospital was paid 85% of Medicare inpatient capital related costs through the cost reporting periods ending at least two years after the hospital accepts its first patient. New hospitals transitioned from cost reimbursement to the prospective payment system over the subsequent eight year period. This methodology for newly constructed hospitals was made available only for hospitals that transitioned from cost reimbursement prior to October 1, 2001. If a new hospital did not receive transitional payments prior to October 1, 2001 then the hospital’s third year reimbursement will be paid under the prospective payment method without deference to cost. Currently, ten of our hospitals qualify for fully prospective payments and two of our hospitals qualify for payments based on 85% of program capital cost.

Medicaid

Medicaid is a state-administered program for low-income individuals, which is funded jointly by the federal and individual state governments. Most state Medicaid payments for hospitals are made under a prospective payment system or under programs that negotiate payment levels with individual hospitals. Medicaid reimbursement is often less than a hospital’s cost of services. States periodically consider significantly reducing Medicaid funding, while at the same time in some cases expanding Medicaid benefits.

This could adversely affect future levels of Medicaid payments received by our hospitals. We are unable to predict what impact, if any, future Medicaid managed care systems might have on our operations.

The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, court decisions, executive orders and freezes and funding reductions, all of which may adversely affect our business. There can be no assurance that payments for hospital services and cardiac diagnostic and other procedures under the Medicare and Medicaid programs will continue to be based on current methodologies or remain comparable to present levels. In this regard, we may be subject to rate reductions as a result of federal budgetary or other legislation related to the Medicare and Medicaid programs. In addition, various state Medicaid programs periodically experience budgetary shortfalls, which may result in Medicaid payment reductions and delays in payment to us.

Utilization Review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients be reviewed by quality improvement organizations that analyze the appropriateness of Medicare and Medicaid patient admissions and discharges, quality of care provided, validity of DRG classifications and appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided, assess fines and recommend to the Department of Health and Human Services (HHS) that a provider not in substantial compliance with the standards of the quality improvement organization be excluded from participation in the Medicare program. Most non-governmental managed care organizations also require utilization review.

Annual Cost Reports

Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a prospective payment system, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and some Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs and result in a recoupment of monies paid. Finalization of these audits and determination of amounts earned under these programs often takes several years. Providers can appeal any final determination made in connection with an audit.

Program Adjustments

The Medicare, Medicaid and other federal health care programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, and requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payment to facilities. The final determination of amounts earned under the programs often requires many years, because of audits by the program representatives, providers’ rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provision for such adjustments. Until final adjustment, however, previously determined allowances could become either inadequate or more than ultimately required.

Managed Care

The percentage of admissions and net revenue attributable at our hospitals and other facilities to managed care plans has increased as a result of pressures to control the cost of healthcare services. We expect that the trend toward increasing percentages related to managed care plans will continue in the future. Generally, we receive lower payments from managed care plans than from traditional commercial/indemnity insurers; however, as part of our business strategy, we intend to take steps to improve our managed care position.

Commercial Insurance

Our hospitals provide services to individuals covered by private healthcare insurance. Private insurance carriers pay our hospitals or in some cases reimburse their policyholders based upon the hospital’s established charges and the coverage provided in the insurance policy. Commercial insurers are trying to limit the costs of hospital services by negotiating discounts, and including the use of prospective payment systems, which would reduce payments by commercial insurers to our hospitals. Reductions in payments for services provided by our hospitals to individuals covered by commercial insurers could adversely affect us. We cannot predict whether or how payment by third party payors for the services provided by all hospitals and other facilities may change. Modifications in methodology or reductions in payment could adversely affect us.

Regulation

Overview

The healthcare industry is required to comply with extensive government regulation at the federal, state and local levels. Under these laws and regulations, hospitals must meet requirements to be licensed under state law and be certified to participate in government programs, including the Medicare and Medicaid programs. These requirements relate to matters such as the adequacy of medical care, equipment, personnel, operating policies and procedures, emergency medical care, maintenance of records, relationships with physicians, cost reporting and claim submission, rate-setting, compliance with building codes and environmental protection. There are also extensive government regulations that apply to our owned and managed diagnostic facilities and the physician practices that we manage. If we fail to comply with applicable laws and regulations, we could be subject to criminal penalties and civil sanctions and our hospitals and other facilities could lose their licenses and their ability to participate in the Medicare, Medicaid and other federal and state health care programs. In addition, government laws and regulations, or the interpretation of such laws and regulations, may change. If that happens, we may have to make changes in our facilities, equipment, personnel, services or business structures so that our hospitals and other healthcare facilities remain qualified to participate in these programs. We believe that our hospitals and other health care facilities are in substantial compliance with current federal, state, and local regulations and standards.

The Medicare Modernization Act and Other Healthcare Reform Initiatives

The Medicare Modernization Act makes significant changes to the Medicare program, particularly with respect to the coverage of prescription drugs. These modifications also include provisions affecting Medicare coverage and reimbursement to general acute care hospitals, as well as other types of providers. In addition, the Medicare Modernization Act contains provisions that restricted reliance upon an exception to the federal physician self-referral law until June 8, 2005. See “— Fraud and Abuse Laws — Physician Self-Referral Law.”

The healthcare industry continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that, like the Medicare Modernization Act, would effect major changes in the healthcare system. Proposals that have been considered include changes in Medicare, Medicaid, and other state and federal programs, cost controls on hospitals and mandatory health insurance coverage for employees. We cannot predict the course of future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs and the effect that any legislation, interpretation, or change may have on us.

Licensure and Certification

Licensure and Accreditation.  Our hospitals are subject to state and local licensing requirements. In order to verify compliance with these requirements, our hospitals are subject to periodic inspection by state and local authorities. All of our majority-owned hospitals are licensed as general acute care hospitals under applicable state law. In addition, our hospitals are accredited by the Joint Commission for Accreditation of Health Organization (“JCAHO”), a nationwide commission which establishes standards relating to physical plant, administration, quality of patient care and operation of hospital medical staffs.

Certification.  In order to participate in the Medicare and Medicaid programs, each provider must meet applicable regulations of HHS and similar state entities relating to, among other things, the type of facility, equipment, personnel, standards of medical care and compliance with applicable federal, state and local laws. All hospitals and our diagnostic and therapeutic facilities are certified to participate in the Medicare and Medicaid programs.

Emergency Medical Treatment and Active Labor Act.  The Emergency Medical Treatment and Active Labor Act (“EMTALA”) imposes requirements as to the care that must be provided to anyone who seeks care at facilities providing emergency medical services. In addition, CMS has issued final regulations clarifying those areas within a hospital system that must provide emergency treatment, procedures to meet on-call requirements, as well as other requirements under EMTALA. Sanctions for failing to fulfill these requirements include exclusion from participation in the Medicare and Medicaid programs and civil monetary penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm as a direct result of a violation of the law to sue the offending hospital for damages and equitable relief. A hospital that suffers a financial loss as a direct result of another participating hospital’s violation of the law also has a similar right. Although we believe that our emergency care practices are in compliance with the law and applicable regulations, we cannot assure you that governmental officials responsible for enforcing the law or others will not assert that we are in violation of these laws nor what obligations may be imposed by regulations to be issued in the future.

Certificate of Need Laws.  In some states, the construction of new facilities, the acquisition of existing facilities or the addition of new beds or services may be subject to review by state regulatory agencies under a certificate of need program. These laws generally require appropriate state agency determination of public need and approval prior to the addition of beds or services. Currently, we do not operate any hospitals in states that have adopted certificate of need laws. However, these laws may limit our ability to acquire or develop new facilities in states that have such laws. We operate diagnostic facilities in some states with certificate of need laws and we believe they are operated in compliance with applicable requirements or are exempt from such requirements. However, we cannot assure you that government officials will agree with our interpretation of these laws.

Professional Licensure.  Healthcare professionals who perform services at our hospitals and diagnostic and therapeutic facilities are required to be individually licensed or certified under applicable state law. Our facilities are required to have by-laws relating to the credentialing process, or otherwise document appropriate medical staff credentialing. We take steps to ensure that our employees and agents and physicians on each hospital’s medical staff have all necessary licenses and certifications, and we believe that the medical staff members, as well as our employees and agents comply with all applicable state licensure laws as well as any hospital by-laws applicable to credentialing activities. However, we cannot assure you that government officials will agree with our position.

Corporate Practice of Medicine and Fee-Splitting.  Some states have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians. Some states also have adopted laws that prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties, and rescission of the business arrangements. These laws vary from state to state, are often vague, and in most states have seldom been interpreted by the courts or regulatory agencies. We have attempted to structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot assure you that governmental officials charged with responsibility for enforcing these laws will not assert that we, or the transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations.

Fraud and Abuse Laws

Overview.  Various federal and state laws govern financial and other arrangements among healthcare providers and prohibit the submission of false or fraudulent claims to the Medicare, Medicaid and other government healthcare programs. Penalties for violation of these laws include civil and criminal fines, imprisonment and exclusion from participation in federal and state healthcare programs. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) broadened the scope of certain fraud and abuse laws by adding several civil and criminal statutes that apply to all healthcare services, whether or not they are reimbursed under a federal healthcare program. Among other things, HIPAA established civil monetary penalties for certain conduct, including upcoding and billing for medically unnecessary goods or services. In addition, the federal False Claims Act allows an individual to bring a lawsuit on behalf of the government, in what are known as qui tam or whistleblower actions, alleging false Medicare or Medicaid claims or other violations of the statute. The use of these private enforcement actions against healthcare providers has increased dramatically in the recent past, in part because the individual filing the initial complaint may be entitled to share in a portion of any settlement or judgment.

Anti-Kickback Statute.  The federal anti-kickback statute prohibits providers of healthcare and others from soliciting, receiving, offering, or paying, directly or indirectly, any type of remuneration in connection with the referral of patients covered by the federal healthcare programs. Violations of the anti-kickback statute may be punished by a criminal fine of up to $25,000 or imprisonment for each violation, civil fines of up to $50,000, damages of up to three times the total dollar amount involved, and exclusion from federal healthcare programs, including Medicare and Medicaid.

As authorized by Congress, the Office of Inspector General of the Department of HHS (“OIG”) has published safe harbor regulations that describe activities and business relationships that are deemed protected from prosecution under the anti-kickback statute. However, the failure of a particular activity to comply with the safe harbor regulations does not mean that the activity violates the anti-kickback statute. There are safe harbors for various types of arrangements, including those for personal services and management contracts and others for investment interests, such as stock ownership in companies with more than $50 million in undepreciated net tangible assets related to healthcare items and services. This publicly traded company safe harbor contains additional criteria, including that the stock must be obtained on terms and at a price equally available to the public when trading on a registered securities exchange.

The OIG is primarily responsible for enforcing the anti-kickback statute and generally for identifying fraud and abuse activities affecting government programs. In order to fulfill its duties, the OIG performs audits and investigations. In addition, the agency provides guidance to healthcare providers by issuing Special Fraud Alerts and Bulletins that identify types of activities that could violate the anti-kickback statute and other fraud and abuse laws. The OIG has identified the following arrangements with physicians as potential violations of the statute:

•	payment of any incentive by the hospital each time a physician refers a patient to the hospital,

•	use of free or significantly discounted office space or equipment for physicians,

•	provision of free or significantly discounted billing, nursing, or other staff services,

•	free training for a physician’s office staff including management and laboratory techniques,

•	guarantees which provide that if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder,

•	low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital,

•	payment of the costs of a physician’s travel and expenses for conferences,

•	payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered, or

•	purchasing goods or services from physicians at prices in excess of their fair market value.

We have a variety of financial relationships with physicians who refer patients to our hospitals and our other facilities. Physicians own interests in each of our hospitals and some of our cardiac catheterization laboratories. Physicians may also own MedCath Corporation common stock. We also have contracts with physicians providing for a variety of financial arrangements, including leases, management agreements, independent contractor agreements, right of first refusal agreements, and professional service agreements. Although we believe that our arrangements with physicians have been structured to comply with the current law and available interpretations, some of our arrangements do not expressly meet the requirements for safe harbor protection. We cannot assure you that regulatory authorities will not determine that these arrangements violate the anti-kickback statute or other applicable laws. Also, most of the states in which we operate have adopted anti-kickback laws, some of which apply more broadly to all payors, not just to federal health care programs. Many of these state laws do not have safe harbor regulations comparable to the federal anti-kickback law and have only rarely been interpreted by the courts or other government agencies. If our arrangements were found to violate any of these anti-kickback laws we could be subject to criminal and civil penalties and/or possible exclusion from participating in Medicare, Medicaid, or other governmental healthcare programs.

Physician Self-Referral Law.  Section 1877 of the Social Security Act, commonly known as the Stark Law, prohibits physicians from referring Medicare and Medicaid patients for certain designated health services to entities in which they or any of their immediate family members have a direct or indirect ownership or compensation arrangement unless an exception applies. The initial Stark Law applied only to referrals of clinical laboratory services. The statute was expanded in Stark II to apply to ten additional “designated health services,” including inpatient and outpatient hospital services, and some radiology services. Sanctions for violating the Stark Law include civil monetary penalties, including up to $15,000 for each improper claim and $100,000 for any circumvention scheme, and exclusion from the Medicare or Medicaid programs. There are various ownership and compensation arrangement exceptions to the self-referral prohibition, including an exception for a physician’s ownership in an entire hospital — as opposed to an ownership interest in a hospital department — if the physician is authorized to perform services at the hospital. This exception is commonly referred to as the “whole hospital exception.” There is also an exception for ownership of publicly traded securities in a company that has stockholder equity exceeding $75 million at the end of its most recent fiscal year or on average during the three previous fiscal years, as long as the physician acquired the securities on terms generally available to the public and the securities are traded on one of the major exchanges. Exceptions are also provided for many of the customary financial arrangements between physicians and providers, including employment contracts, personal service arrangements, isolated financial transactions, payments by physicians, leases, and recruitment agreements, as long as these arrangements meet certain conditions.

As noted above, the Stark Law prohibits a physician who has a financial relationship with an entity from referring Medicare or Medicaid patients to that entity for certain designated health services. The Phase II regulations clarify that, with respect to indirect ownership interests, common ownership in an entity does not create an indirect ownership interest by one common owner in another common owner. The Phase II regulations reiterate the Phase I concept that there is no affirmative duty to investigate whether an indirect financial relationship with a referring physician exists, absent information that puts one on notice of such a relationship.

As discussed, there are various ownership and compensation arrangement exceptions to the Stark Law. In addressing the whole hospital exception, the Phase II regulations specifically reiterate the statutory requirements for the exception. Additionally, the exception requires that the hospital qualify as a “hospital” under the Medicare program. With respect to the personal services arrangement exception, the Phase II regulations confirm that the exception broadly covers business-oriented services in general, and not just

Medicare services. Importantly, the Phase II regulations eliminate a sentence in Phase I prohibiting percentage compensation arrangements based upon fluctuating or indeterminate measures from being considered “set in advance.” Before Phase I became effective and prior to issuance of Phase II, CMS suspended the effective date of this sentence. As a result of the Phase II regulations, hospitals expressly may compensate physicians based upon a percentage of their personally performed services and still meet the requirements of the personal services arrangements exception. The Phase II regulations also provide that physicians may have personal service arrangements with several entities.

Expiring on June 8, 2005, the Medicare Modernization Act prohibited reliance upon the whole hospital exception by new “specialty hospitals,” as defined by the Medicare Modernization Act, and imposed limitations on the activities of specialty hospitals in operation or under development as of November 18, 2003. The Medicare Modernization Act defined the term “specialty hospital” as a hospital primarily or exclusively engaged in the care and treatment of certain specified patients, including those with a cardiac condition, and allows the Secretary of HHS to issue regulations or other guidance interpreting this provision of the Medicare Modernization Act. Based upon our understanding of the statute and guidance recently issued by CMS, we believed that all but one of our hospitals fell within the final definition of specialty hospital.

The Deficit Reduction Act of 2005, or DRA, required the Secretary of HHS to develop a plan addressing several issues concerning physician investment in specialty hospitals. In August 2006, HHS submitted its required final report to Congress addressing: (1) proportionality of investment return; (2) bona fide investment; (3) annual disclosure of investment; (4) provision of care to Medicaid beneficiaries; (5) charity care; and (6) appropriate enforcement. The report reaffirms HHS’ intention to implement reforms to increase Medicare payment accuracy in the hospital inpatient prospective and ambulatory surgical center payment systems. HHS also has implemented certain “gainsharing” demonstrations are required by the DRA and other value-based payment approaches designed to align physician and hospital incentives while achieving measurable improvements in quality to care. In addition, HHS now requires transparency in hospital financial arrangements with physicians. Specifically, all hospitals are required to provide HHS information concerning physician investment and compensation arrangements that potentially implicate the physician self-referral statute, and to disclose to patients whether they have physician investors. Hospitals that do not comply in a timely manner with this new disclosure requirement may face civil penalties of $10,000 per day that they are in violation. HHS also announced its position that non-proportional returns on investments and non-bona fide investments may violate the physician self-referral statute and are suspect under the anti-kickback statute. Other components of the plan include providing further guidance concerning what is expected of hospitals that do not have emergency departments under EMTALA and changes in the Medicare enrollment form to identify specialty hospitals. Issuance of the strategic plan coincided with the sunset of a DRA provision suspending enrollment of new specialty hospitals into the Medicare program.

There have been few enforcement actions taken and relatively few cases interpreting the Stark Law to date, although one case struck down an aspect of the Phase I regulations relating to the Stark Law’s applicability to certain types of services. As a result, there is little indication as to how courts will interpret and apply the Stark Law; however, enforcement is expected to increase. We believe we have structured our financial arrangements with physicians to comply with the statutory exceptions included in the Stark Law and the regulatory exceptions in Phase I and Phase II of the final regulations. In particular, we believe that our physician ownership arrangements meet the whole hospital exception. In addition, we expect to meet the exception for publicly traded securities. The diagnostic and other facilities that we own do not furnish any designated health services as defined under the Phase I regulations, and thus referrals to them are not subject to the Stark Law’s prohibitions. Similarly, our consulting and management services to physician group practices are not subject to the Stark Law’s prohibitions.

Possible amendments to the Stark Law, including any modification or revocation of the whole hospital exception upon which we rely in establishing many of our relationships with physicians, could require us to change or adversely impact the manner in which we establish relationships with physicians to develop and operate a facility, as well as our other business relationships such as joint ventures and physician practice arrangement arrangements. We note that legislation has been introduced in Congress in the past seeking to limit or restrict the whole hospital exception. There can be no assurance that future legislation will not seek to modify, limit, restrict, or revoke the whole hospital exception.

Moreover, states in which we operate periodically consider adopting physician self-referral laws, which may prohibit certain physician referrals or require certain disclosures. Some of these state laws would apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure and may have broader prohibitions than the Stark Law or more limited exceptions. While there is little precedent for the interpretation or enforcement of these state laws, we believe we have structured our financial relationships with physicians and others to comply with applicable state laws. In addition, existing state self-referral laws may be amended. We cannot predict whether new state self-referral laws or amendments to existing laws will be enacted or, once enacted, their effect on us, and we have not researched pending legislation in all the states in which our hospitals are located.

Civil Monetary Penalties.  The Social Security Act contains provisions imposing civil monetary penalties for various fraudulent and/or abusive practices, including, among others, hospitals which knowingly make payments to a physician as an inducement to reduce or limit medically necessary care or services provided to Medicare or Medicaid beneficiaries. In July 1999, the OIG issued a Special Advisory Bulletin on gainsharing arrangements. The bulletin warns that clinical joint ventures between hospitals and physicians may implicate these provisions as well as the anti-kickback statute, and specifically refers to specialty hospitals, which are marketed to physicians in a position to refer patients to the hospital, and structured to take advantage of the whole hospital exception. Hospitals specializing in heart, orthopedic, and maternity care are mentioned, and the bulletin states that these hospitals may induce investor-physicians to reduce services to patients through participation in profits generated by cost savings, in violation of a civil monetary penalty provision. Despite this initial broad interpretation of this civil monetary penalty law, in 2001 and in 2005 the OIG issued an advisory opinion which declined to sanction a particular gainsharing arrangement under this civil monetary penalty provision, or the anti-kickback statute, because of the specific circumstances and safeguards built into the arrangement. We believe that the ownership distributions paid to physicians by our hospitals do not constitute payments made to physicians under gainsharing arrangements. We cannot assure you, however, that government officials will agree with our interpretation of applicable law.

False Claims Prohibitions.  False claims are prohibited by various federal criminal and civil statutes. In addition, the federal False Claims Act prohibits the submission of false or fraudulent claims to the Medicare, Medicaid, and other government healthcare programs. Penalties for violation of the False Claims Act include substantial civil and criminal fines, including treble damages, imprisonment, and exclusion from participation in federal health care programs. In addition, the False Claims Act allows an individual to bring lawsuits on behalf of the government, in what are known as qui tam or whistleblower actions, alleging false Medicare or Medicaid claims or other violations of the statute.

A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. In fact, the DRA contains provisions which create incentives for states to enact anti-fraud legislation modeled after the federal False Claims Act.

Healthcare Industry Investigations

The federal government, private insurers, and various state enforcement agencies have increased their scrutiny of providers’ business arrangements and claims in an effort to identify and prosecute fraudulent and abusive practices. There are ongoing federal and state investigations in the healthcare industry regarding multiple issues including cost reporting, billing and charge-setting practices, unnecessary utilization, physician recruitment practices, physician ownership of healthcare providers, and joint ventures with hospitals. Certain of these investigations have targeted hospitals and physicians. We have substantial Medicare, Medicaid, and other governmental billings, which could result in heightened scrutiny of our operations. We continue to monitor these and all other aspects of our business and have developed a compliance program to assist us in gaining comfort that our business practices are consistent with both legal requirements and current industry standards. However, because the federal and state fraud and abuse laws are complex and constantly evolving, we cannot assure you that government investigations will not result in interpretations that are inconsistent with industry practices, including ours. Evolving interpretations of current, or the adoption of new federal, or state laws or regulations could affect many of the arrangements entered into by each of our hospitals. In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. In some instances, government investigations that in the past have been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

A number of healthcare investigations are national initiatives in which federal agencies target an entire segment of the healthcare industry. One example involved the federal government’s initiative regarding hospitals’ improper requests for separate payments for services rendered to a patient on an outpatient basis within three days prior to the patient’s admission to the hospital, where reimbursement for such services is included as part of the reimbursement for services furnished during an inpatient stay. The government targeted all hospital providers to ensure conformity with this reimbursement rule. Further, the federal government continues to investigate Medicare overpayments to prospective payment system hospitals that incorrectly report transfers of patients to other prospective payment system hospitals as discharges. Law enforcement authorities, including the OIG and the United States Department of Justice, are also increasing scrutiny of various types of arrangements between healthcare providers and potential referral sources, including so-called contractual joint ventures, to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and business opportunities. Investigators have also demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between healthcare providers and potential referral sources. Recently, the OIG has also begun to investigate certain hospitals with a particularly high proportion of Medicare reimbursement resulting from outlier payments. The OIG’s workplan has indicated its intention to review hospital privileging activities within the context of Medicare conditions of participation.

It is possible that governmental or regulatory authorities could initiate investigations on these or other subjects at our facilities and that such investigations could result in significant costs in responding to such investigations and penalties to us, as well as adverse publicity, declines in stock value and lawsuits brought by shareholders. It is also possible that our executives, managers, and hospital board members, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. The positions taken by authorities in any investigations of us, our executives, managers, hospital board members or other healthcare providers, and the liabilities or penalties that may be imposed could have a material adverse effect on our business, financial condition, and results of operations.

Clinical Trials at Hospitals

Our hospitals serve as research sites for physician clinical trials sponsored by pharmaceutical and device manufacturers and therefore may perform services on patients enrolled in those studies, including implantation of experimental devices. Only physicians who are members of the medical staff of the hospital may participate in such studies at the hospital. All trials are approved by an Institutional Review Board (IRB), which has the responsibility to review and monitor each study pursuant to applicable law and regulations. Such clinical trials are subject to numerous regulatory requirements.

The industry standard for conducting preclinical testing is embodied in the investigational new drug regulations administered by the federal Food and Drug Administration (the “FDA”). Research conducted at institutions supported by funds from the National Institutes of Health must also comply with multiple project assurance agreements and with regulations and guidelines governing the conduct of clinical research that are administered by the National Institutes of Health, the HHS Office of Research Integrity, and the Office of Human Research Protection. Research funded by the National Institutes of Health must also comply with the federal financial reporting and record keeping requirements incorporated into any grant contract awarded. The requirements for facilities engaging in clinical trials are set forth in the code of federal regulations and published guidelines. Regulations related to good clinical practices and investigational new drugs have been mandated by the FDA and have been adopted by similar regulatory authorities in other countries. These regulations contain requirements for research, sponsors, investigators, IRBs, and personnel engaged in the conduct of studies to which these regulations apply. The regulations require that written protocols and standard operating procedures are followed during the conduct of studies and for the recording, reporting, and retention of study data and records. CMS also imposes certain requirements for billing of services provided in connection with clinical trials.

The FDA and other regulatory authorities require that study results and data submitted to such authorities are based on studies conducted in accordance with the provisions related to good clinical practices and investigational new drugs. These provisions include:

•	complying with specific regulations governing the selection of qualified investigators,

•	obtaining specific written commitments from the investigators,

•	disclosure of financial conflicts-of-interest,

•	verifying that patient informed consent is obtained,

•	instructing investigators to maintain records and reports,

•	verifying drug or device safety and efficacy, and

•	permitting appropriate governmental authorities access to data for their review.

Records for clinical studies must be maintained for specific periods for inspection by the FDA or other authorities during audits. Non-compliance with good clinical practices or investigational new drug requirements can result in the disqualification of data collected during the clinical trial. It may also lead to debarment of an investigator or institution or False Claims Act allegations if fraud or substantial non-compliance is detected, and subject a hospital to a recoupment of payments for services that are not covered by federal health care programs. Finally, non-compliance could lead to revocation or non-renewal of government research grants.

Although we believe that we are currently in compliance in all material respects with applicable federal, state, and international clinical trial laws, such laws may be modified, interpreted, or enforced differently in the future. Failure to comply with new or revised existing laws and regulations could subject us and physician investigators to loss of the right to conduct research, civil fines, criminal penalties, and other enforcement actions.

Finally, new final rules have been adopted by HHS related to the responsibilities of healthcare entities to maintain the privacy of patient identifiable medical information. See “— Privacy and Security Requirements.” We have implemented new policies in an attempt to comply with these rules as they apply to clinical research, including procedures to obtain all required patient authorizations. However, there is little or no guidance available as to how these rules will be enforced.

Privacy and Security Requirements

HIPAA requires the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. HHS has adopted final regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. We believe we have complied in all material respects with these electronic data transmission standards.

HHS has also adopted final regulations containing privacy standards as required by HIPAA. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. We have taken extensive measures to comply with the final privacy regulations, but since there is little guidance about how these regulations will be enforced by the government, we cannot predict whether the government will agree that our healthcare facilities are in compliance.

HHS has adopted final regulations regarding security standards. These security regulations require healthcare providers to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. We believe we have complied in all material respects with these security standards.

Violations of the Administrative Simplification Provisions of HIPAA could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation. In addition, our facilities continue to remain subject to state laws that may be more restrictive than the regulations issued under HIPAA. These statutes vary by state and could impose additional penalties.

Compliance Program

The OIG has issued guidelines to promote voluntarily developed and implemented compliance programs for the healthcare industry. In response to these guidelines, we adopted a code of ethics, designated compliance officers at the parent company level and individual hospitals, established a toll-free compliance line, which permits anonymous reporting, implemented various compliance training programs, and developed a process for screening all employees through applicable federal and state databases.

We have established a reporting system, auditing and monitoring programs, and a disciplinary system to enforce the code of ethics, and other compliance policies. Auditing and monitoring activities include claims preparation and submission, and cover numerous issues such as coding, billing, cost reporting, and financial arrangements with physicians and other referral sources. These areas are also the focus of training programs.

Our policy is to require our officers and employees to participate in compliance training programs. The board of directors has established a compliance committee, which oversees implementation of the compliance program.

The committee consists of three outside directors, and is chaired by Galen Powers, a former chief counsel for the Health Care Financing Administration (now known as CMS), where he was responsible for providing legal advice on federal healthcare programs, particularly Medicare and Medicaid. The compliance committee of the board meets at least quarterly.

The corporate compliance officer is appointed by the board, and reports to the chief executive officer and to the compliance committee of the board at least quarterly. The corporate compliance officer is a senior vice president, and has a background in nursing and hospital administration. Each hospital has its own compliance committee that reports to its governing board. The hospital president serves as the hospital’s compliance officer. The compliance committee of the board of directors assesses each hospital’s compliance program at least annually. The corporate compliance officer annually assesses the hospitals for compliance reviews, provides an audit guide to the hospitals to evaluate compliance with our policies and procedures, and serves on the compliance committee of each hospital.

The objective of the program is to ensure that our operations at all levels are conducted in compliance with applicable federal and state laws regarding both public and private healthcare programs.

MANAGEMENT

Name	Age	Position

O. Edwin French	60	President and Chief Executive Officer
Phillip J. Mazzuca	46	Chief Operating Officer
James E. Harris	44	Executive Vice President, Chief Financial Officer and Secretary
Thomas K. Hearn III	45	Chief Development Officer
Joan McCanless	52	Chief Clinical and Compliance Officer
John T. Casey	61	Chairman of the Board of Directors
Robert S. McCoy, Jr.(1)(2)(4)	68	Director
John B. McKinnon(3)(4)	72	Director
Galen D. Powers(1)(4)	70	Director
Adam H. Clammer(2)(3)	36	Director
Edward A. Gilhuly	47	Director
Paul B. Queally(2)(3)	42	Director
Jacque J. Sokolov, MD(1)	52	Director

(1)	Indicates a member of the compliance committee.

(2)	Indicates a member of the nominating committee.

(3)	Indicates a member of the compensation committee.

(4)	Indicates a member of the audit committee.

O. Edwin French has served as MedCath’s President and Chief Executive Officer since February 2006. Mr. French served as MedCath’s Interim Chief Operating Officer from October 2005 to February 2006. Prior to joining MedCath, Mr. French served as president of the Acute Care Hospital Division of Universal Health Services, Inc. until his early retirement in 2005. Since then, he has served as president of French Healthcare Consulting, Inc., a consulting firm specializing in operations improvement and joint ventures. He also served as president and chief operating officer of Physician Reliance Network from 1997 to 2000, as senior vice president for healthcare companies of American Medical from 1992 to 1995, as executive vice president of Samaritan Health Systems of Phoenix (Samaritan) from 1991 to 1992 and as senior vice president of Methodist Health Systems, Inc. (Methodist) in Memphis from 1985 to 1991. Both Samaritan and Methodist are large not-for-profit hospital systems. Mr. French received his undergraduate degree in occupational education from Southern Illinois University.

Phillip J. Mazzuca has served as MedCath’s Chief Operating Officer since March 2006. Prior to joining MedCath, Mr. Mazzuca served as the president of the Texas division of IASIS Healthcare LLC (IASIS) since 2004 and from 2001 to 2004, he served as the president of the Florida/Texas Division of IASIS. IASIS owns and operates 14 general, acute-care hospitals, one behavioral hospital and three ambulatory surgery centers in Arizona, Florida, Nevada, Texas and Utah. From 1999 to 2001, Mr. Mazzuca was the chief executive officer of Town and Country Hospital, an acute care hospital in Tampa, Florida.

James E. Harris has served as MedCath’s Executive Vice President and Chief Financial Officer since December 1999. From 1998 to 1999, Mr. Harris was chief financial officer of Fresh Foods, Inc., a manufacturer of fully cooked food products. From 1987 to 1998, Mr. Harris served in several different officer positions with The Shelton Companies, Inc., a private investment company. Prior to joining The Shelton Companies, Inc., Mr. Harris served two years with Ernst & Young LLP as a senior accountant. Mr. Harris received his undergraduate degree from Appalachian State University and a masters degree in business administration from Wake Forest University’s Babcock School of Management. Mr. Harris is a director of Coca-Cola Bottling Co. Consolidated.

Thomas K. Hearn III has served as Chief Development Officer since November 2004. From November 1995 to December 2005, he served as President of MedCath’s Diagnostics Division. From

August 1993 to November 1995, Mr. Hearn served as president of Decision Support Systems, Inc., a healthcare software and consulting firm that he co-founded. Mr. Hearn was employed from 1987 to 1993 by the Charlotte Mecklenburg Hospital Authority, a large multi-hospital system, where he served as vice president of administration and administrator of the Authority’s Carolinas Heart Institute. From 1985 to 1987, Mr. Hearn developed managed care products for Voluntary Hospitals of America, a consortium of not-for-profit hospitals. Mr. Hearn received his undergraduate degree from the College of William and Mary, and masters degrees in public health and business administration from the University of Alabama at Birmingham.

Joan McCanless has served as MedCath’s Chief Clinical and Compliance Officer since May 2006. From 1996 to May 2006, she served as Senior Vice President of Risk Management and Decision Support. From 1993 to 1996, Ms. McCanless served as a principal of Decision Support Systems, Inc., a healthcare software and consulting firm that she co-founded. Prior to that, she was employed at the Charlotte Mecklenburg Hospital Authority where she served as vice president of administration, a department director, head nurse and staff nurse. Ms. McCanless received her undergraduate degree in nursing from the University of North Carolina at Charlotte.

John T. Casey has served as MedCath’s Chairman of the Board of Directors since September 2003 and as a director since May 2000. From September 3, 2003 to February 21, 2006 he also served as President and Chief Executive Officer of MedCath. Mr. Casey continued to be employed by the Company through August 21, 2006, when he became a non-executive Chairman of the Board. From 1997 to 1999, Mr. Casey served as chairman and chief executive officer of Physician Reliance Network, Inc. (“Physician Reliance Network”), a publicly traded company that was, prior to its merger with US Oncology, Inc., the largest oncology practice management company in the United States. From 1995 to 1997, Mr. Casey was the chief executive officer of Intecare, LLC, a company formed for the purpose of developing joint venture partnerships with hospitals and integrated healthcare systems. From 1991 to 1995, he served as president and chief operating officer of American Medical International (American Medical), which, at that time, was the third largest publicly held owner and operator of hospitals in the country. In 1995, American Medical merged with National Medical Enterprises to create Tenet Healthcare Corporation (Tenet), where Mr. Casey served as vice-chairman until 1997. He received an undergraduate degree in economics from Auburn University and a masters degree in hospital and health care administration from the University of Alabama at Birmingham.

Robert S. McCoy, Jr. has served as a director since October 2003. Prior to his retirement in August 2003, he served as vice chairman of Wachovia Corporation (“Wachovia”) and co-chaired the effort to integrate Wachovia and First Union Corporation after their merger in September 2001. Prior to the merger, he served as vice chairman and chief financial officer of Wachovia. Mr. McCoy had been with Wachovia since its 1991 acquisition of South Carolina National Corporation, where he served as president. Prior to that, he was a partner with Price Waterhouse (now PricewaterhouseCoopers). Mr. McCoy also serves as a director of Krispy Kreme Doughnuts, Inc.

John B. McKinnon has been a director since March 2001.  He also served as a director from 1996 until 1998. From 1989 until his retirement in 1995, Mr. McKinnon served as the dean of the Babcock Graduate School of Management at Wake Forest University. From 1986 to 1988, he served as president of Sara Lee Corporation. Mr. McKinnon also serves as a director of Ruby Tuesday, Inc. and a number of private companies.

Galen D. Powers has been a director since October 1998. He is the senior founder and served as president of Powers, Pyles, Sutter & Verville P.C., a Washington, D.C. law firm specializing in healthcare and hospital law, from 1983 to 2001. Mr. Powers was the first chief counsel of the federal Health Care Financing Administration (now Centers for Medicare and Medicaid Services) and has served as a director and the president of the American Health Lawyers Association. He serves as a director and chairman of the compliance committee of HMS Holdings, Inc. and as a director of a number of private companies in the healthcare industry.

Adam H. Clammer has been a director since 2002.  Mr. Clammer became a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts and Co., L.P. (“KKR”) in January 2006. He has been an executive of KKR since 1995. Prior to joining KKR, Mr. Clammer was with Morgan Stanley & Co. in its mergers and acquisitions department. He also serves as a director of Zhone Technologies and a number of private companies.

Edward A. Gilhuly has been a director since August 1998. During January 2006, Mr. Gilhuly became a member of Sageview Capital LLC. Prior to that, he was an executive of KKR since 1986 and a general partner since January 1995, before becoming a member of the limited liability company which serves as the general partner of KKR in January 1996. Mr. Gilhuly was managing director of Kohlberg Kravis Roberts & Co. Ltd., the London-based affiliate of KKR. He also serves as a director of Legrand SA.

Paul B. Queally has been a director since August 1998.  He has been a general partner at Welsh, Carson, Anderson & Stowe since January 1996. Prior to joining Welsh, Carson, Anderson & Stowe, Mr. Queally was a general partner of the Sprout Group, the private equity group of Credit Suisse First Boston. He also serves as a director of Amerisafe, Inc., United Surgical Partners International, Inc. and a number of private companies.

Jacque J. Sokolov, MD has served as a director since March 2004. Since 1998, he has served as the chairman and senior partner of Sokolov, Sokolov, Burgess, a national healthcare management consulting, project development and investment firm. Dr. Sokolov previously served as chairman of Coastal Physician Group, Inc., which later became PhyAmerica Physician Group, Inc., from 1994 until 1997. Dr. Sokolov also serves as a director of Hospira, Inc.

SELLING STOCKHOLDERS

The following table sets forth certain information known to MedCath as of November 6, 2006 regarding the beneficial ownership of the shares offered by this prospectus. The percentage of beneficial ownership of our common stock after the offering is based on 20,791,098 shares outstanding, which includes the 19,091,098 shares outstanding as of November 6, 2006 and the 1,700,000 shares being sold by us in this offering. Unless otherwise indicated, to the knowledge of MedCath, each stockholder possesses sole voting and investment power over the shares listed. The selling stockholders are selling the common stock listed in the table pursuant to this prospectus. Except as described in the documents incorporated into this prospectus by reference, none of the selling stockholders has or has had in the past three years a material relationship with MedCath.

	Number of		Number of	Percentage of
	Shares	Number of	Shares	Common Stock
	Owned Prior	Shares to be	Owned	Owned
	to the	Sold in the	After the	After the
Name of Selling Stockholder	Offering	Offering(1)	Offering(1)	Offering(1)

MedCath 1998 LLC(2)	5,568,522	1,400,000	4,168,522	20.0%
Welsh, Carson, Anderson & Stowe VII, L.P.(3)	5,300,219	1,400,000	3,900,219	18.8
WCAS Healthcare Partners, L.P.(3)(4)	52,632	13,902	38,730	*
Russell L. Carson(3)(4)	69,780	18,432	51,348	*
Bruce K. Anderson 2004 Irrevocable Trust(3)(5)	69,780	18,432	51,348	*
Thomas E. McInerney(3)	21,052	5,561	15,491	*
Robert A. Minicucci(3)	8,618	2,275	6,343	*
Anthony J. de Nicola — IRA(3)	1,000	264	736	*
Anthony J. de Nicola(3)	227	60	167	*
Paul B. Queally(3)(6)	3,947	1,043	2,904	*
D. Scott Mackesy(3)(7)	1,316	348	968	*

*	Indicates less than one percent.

(1)	Does not reflect the additional 675,000 shares to be sold by the selling stockholders if the underwriters exercise their overallotment option.

(2)	MedCath 1998 LLC is a limited liability company of which KKR 1996 Fund, L.P. is the managing member. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996, L.P., which is the sole general partner of KKR 1996 Fund, L.P. Henry R. Kravis, George R. Roberts, Perry Golkin, Paul E. Raether, Michael W. Michelson, James H. Greene, Todd Fisher, Johannes Huth and Alexander Navab are the members of KKR GP L.L.C. Messrs. Kravis and Roberts constitute the management committee of KKR 1996 GP, L.L.C. Each of the individuals who are the members of KKR 1996 GP L.L.C. may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership of such shares. The address of each such entity and person is c/o Kohlberg Kravis Roberts and Co., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. We have a stockholders agreement in effect with MedCath 1998 LLC that currently entitles it to designate four directors. Following its sale of the number of the shares to be sold in the offering, the number of directors MedCath 1998 LLC is entitled to designate will be reduced to two.

(3)	Represents (A) 5,071,867 shares held directly by Welsh, Carson, Anderson & Stowe VII, L.P., including 1,339,683 shares to be sold by such holder in this offering, (B) 52,632 shares held directly by WCAS Healthcare Partners, L.P., including 13,902 shares to be sold by such holder in this offering, and (C) an aggregate of 175,720 shares held directly or indirectly by individuals who are general partners of the sole general partner of Welsh, Carson, Anderson & Stowe VII, L.P. or are employees of Welsh, Carson, Anderson & Stowe, including 46,415 shares to be sold directly or indirectly by such individuals in this offering. The following individuals are general partners of the sole general partner of Welsh, Carson, Anderson & Stowe VII, L.P.: Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally and Jonathan M. Rather. Accordingly, each such person may be deemed to beneficially own the shares held by such holder. That being said, each such person expressly disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Welsh, Carson, Anderson & Stowe VII, L.P. and each of these related persons is c/o Welsh, Carson, Anderson & Stowe VII, 320 Park Avenue, Suite 2500, New York, New York, 10022-6815. We have a stockholders agreement in effect with Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS Healthcare Partners, L.P. and individuals affiliated with these partnerships (the “WCAS Stockholders”) that currently entitle the WCAS Stockholders to designate three directors. Following their sale of the number of the shares to be sold in the offering, the number of directors the WCAS Stockholders are entitled to designate will be reduced to two.

(4)	Patrick J. Welsh and Russell L. Carson are the general partners of the sole general partner of WCAS Healthcare Partners, L.P. Accordingly, each such person may be deemed to beneficially own the shares held by such holder. That being said, each such person expressly disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(5)	Bruce K. Anderson 2004 Irrevocable Trust is a trust created for the benefit of Bruce K. Anderson and his family. The address for this holder is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

(6)	Paul B. Queally is a director of MedCath and, as noted in footnote (3), is one of eight general partners of the general partner of Welsh, Carson, Anderson & Stowe VII, L.P.

(7)	D. Scott Mackesy is an employee of Welsh, Carson, Anderson & Stowe and a managing member of the general partner of certain funds affiliated with Welsh, Carson, Anderson & Stowe VII, L.P. The address for this holder is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

UNDERWRITING

Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and Deutsche Bank Securities Inc. are acting as joint bookrunning managers of the offering, and, together with Banc of America Securities LLC, Raymond James & Associates, Inc. and Stephens Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

Citigroup Global Markets Inc.	1,395,000
Wachovia Capital Markets, LLC	1,215,000
Deutsche Bank Securities Inc.	675,000
Banc of America Securities LLC	405,000
Raymond James & Associates, Inc.	405,000
Stephens Inc.	405,000

Total	4,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.75 per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

Some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock, other than 250,000 shares of common stock held by certain of our executive officers, or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The common stock is quoted on the Nasdaq Global Market under the symbol “MDTH.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts payable by us are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

		Paid by Selling Stockholders
	Paid by MedCath	No Exercise	Full Exercise

Per share	$1.25	$1.25	$1.25
Total	$2,125,000	$3,500,000	$4,343,750

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq Global Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering will be approximately $628,000.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock to be sold pursuant to this prospectus will be passed upon for MedCath Corporation by Moore & Van Allen PLLC, Charlotte, North Carolina. Alston & Bird LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements as of September 30, 2005 and 2004, and for each of the three years in the period ended September 30, 2005, and management’s report on the effectiveness of internal control over financial reporting as of September 30, 2005 included in and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and incorporated by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Heart Hospital of South Dakota, LLC as of and for the years ended September 30, 2005 and 2004, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein, and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MEDCATH

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at l-800-SEC-0330. The Commission maintains an internet web site that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the SEC. The Commission’s web site is http://www.sec.gov. You may also view these documents on our internet website at http://www.medcath.com. Information on our website is not part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to documents we have previously filed with the SEC. We incorporate by reference the documents listed below and any future documents filed with the SEC (File No. 000-33009) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we terminate this offering:

(1)  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (excluding Items 6, 7 and 8 to such report);

(2)  Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005;

(3)  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2006;

(4)  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006;

(5)  Our Current Report on Form 8-K filed October 6, 2005;

(6)  Our Current Report on Form 8-K filed October 25, 2005*;

(7)  Our Current Report on Form 8-K filed October 31, 2005;

(8)  Our Current Report on Form 8-K filed November 17, 2005*;

(9)  Our Current Report on Form 8-K filed December 14, 2005;

(10) Our Current Report on Form 8-K filed January 5, 2006;

(11) Our Current Report on Form 8-K filed January 26, 2006;

(12) Our Current Report on Form 8-K filed February 24, 2006;

(13) Our Current Report on Form 8-K filed March 7, 2006;

(14) Our Current Report on Form 8-K filed March 14, 2006;

(15) Our Amended Current Report on Form 8-K filed March 29, 2006;

(16) Our Current Report on Form 8-K filed May 2, 2006;

(17) Our Current Report on Form 8-K filed June 20, 2006;

(18) Our Current Report on Form 8-K filed July 19, 2006;

(19) Our Current Report on Form 8-K filed August 15, 2006;

(20) Our Current Report on Form 8-K filed August 17, 2006;

(21) Our Current Report on Form 8-K filed September 7, 2006**;

(22) Our Current Report on Form 8-K filed October 3, 2006;

(23) Our Current Report on Form 8-K filed October 4, 2006;

(24) Our Current Report on Form 8-K filed October 19, 2006**;

(25) Our Current Report on Form 8-K filed October 24, 2006; and

(26) The description of our common stock contained in our Registration Statement on Form 8-A, as amended, filed with the Commission pursuant to Section 12 of the Exchange Act.

*	The information in this Current Report on Form 8-K furnished to the SEC pursuant to Items 2.02 and 9.01 is not incorporated by reference herein.

**	Although certain information in this Current Report on Form 8-K was furnished to the SEC pursuant to Items 2.02 and 9.01, we are incorporating the entire report by reference herein.

The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information, as applicable. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this prospectus.

Upon your written or oral request, we will provide any person to whom this prospectus has been delivered a copy, without charge, of any or all of the information that has been incorporated by reference into this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Your request should be directed to Investor Relations, MedCath Corporation, 10720 Sikes Place, Suite 300, Charlotte, North Carolina 28277, Telephone (704) 708-6600.

This prospectus is a part of our Registration Statement on Form S-3 filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or such other filing. You may obtain a copy of the registration statement and the exhibits filed with it from the SEC at any of the locations listed above.

INDEX TO FINANCIAL STATEMENTS

MedCath Corporation

MEDCATH CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	June 30,	September 30,
	2006	2005

Current assets:
Cash and cash equivalents	$144,561	$140,842
Accounts receivable, net	91,840	86,138
Medical supplies	20,987	18,943
Deferred income tax assets	11,012	12,391
Prepaid expenses and other current assets	5,693	6,982
Current assets of discontinued operations	13,476	11,546

Total current assets	287,569	276,842
Property and equipment, net	363,395	368,782
Investments in affiliates	7,798	6,669
Goodwill	65,540	65,540
Other intangible assets, net	7,334	8,091
Other assets	11,367	12,190
Long-term assets of discontinued operations	24,512	25,091

Total assets	$767,515	$763,205

Current liabilities:
Accounts payable	$38,994	$36,971
Income tax payable	711	1,416
Accrued compensation and benefits	22,763	21,045
Accrued property taxes	4,581	6,456
Other accrued liabilities	16,863	13,832
Current portion of long-term debt and obligations under capital leases	40,068	54,885
Current liabilities of discontinued operations	8,129	7,135

Total current liabilities	132,109	141,740
Long-term debt	296,190	296,391
Obligations under capital leases	1,897	3,010
Deferred income tax liabilities	13,628	15,673
Other long-term obligations	319	497
Long-term liabilities of discontinued operations	93	253

Total liabilities	444,236	457,564
Minority interest in equity of consolidated subsidiaries	23,799	22,900
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized; 18,745,872 issued and 18,676,972 outstanding at June 30, 2006; 18,562,635 issued and 18,493,735 outstanding at September 30, 2005	187	186
Paid-in capital	383,912	368,849
Accumulated deficit	(84,287)	(85,924)
Accumulated other comprehensive income	62	24
Treasury stock, 68,900 shares at cost	(394)	(394)

Total stockholders’ equity	299,480	282,741

Total liabilities and stockholders’ equity	$767,515	$763,205

See notes to consolidated financial statements.

MEDCATH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005

Net revenue	$189,832	$179,787	$554,156	$524,156
Operating expenses:
Personnel expense	58,033	53,893	181,211	159,874
Medical supplies expense	52,657	51,047	154,735	148,813
Bad debt expense	14,228	13,874	44,405	36,063
Other operating expenses	37,916	36,286	114,123	107,316
Depreciation	9,366	9,034	27,801	27,214
Amortization	252	290	756	870
Loss (gain) on disposal of property, equipment and other assets	(296)	148	(237)	204
Impairment of long-lived assets	451	—	451	—

Total operating expenses	172,607	164,572	523,245	480,354

Income from operations	17,225	15,215	30,911	43,802
Other income (expenses):
Interest expense	(7,870)	(8,440)	(25,828)	(24,129)
Interest and other income, net	2,977	868	5,748	1,870
Equity in net earnings of unconsolidated affiliates	1,408	899	3,883	2,554

Total other expenses, net	(3,485)	(6,673)	(16,197)	(19,705)

Income from continuing operations before minority interest, income taxes and discontinued operations	13,740	8,542	14,714	24,097
Minority interest share of earnings of consolidated subsidiaries	(4,742)	(3,956)	(12,350)	(12,357)

Income from continuing operations before income taxes and discontinued operations	8,998	4,586	2,364	11,740
Income tax expense	3,649	1,952	993	4,814

Income from continuing operations	5,349	2,634	1,371	6,926
Income (loss) from discontinued operations, net of taxes	(439)	115	266	4,166

Net income	$4,910	$2,749	$1,637	$11,092

Earnings (loss) per share, basic
Continuing operations	$0.28	$0.14	$0.07	$0.38
Discontinued operations	(0.02)	0.01	0.01	0.23

Earnings per share, basic	$0.26	$0.15	$0.08	$0.61

Earnings (loss) per share, diluted
Continuing operations	$0.27	$0.13	$0.07	$0.36
Discontinued operations	(0.02)	0.01	0.01	0.21

Earnings per share, diluted	$0.25	$0.14	$0.08	$0.57

Weighted average number of shares, basic	18,630	18,425	18,583	18,216
Dilutive effect of stock options and restricted stock	661	1,248	921	1,193

Weighted average number of shares, diluted	19,291	19,673	19,504	19,409

See notes to consolidated financial statements.

MEDCATH CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands)
(Unaudited)

					Accumulated
					Other
	Common Stock		Paid-in	Accumulated	Comprehensive	Treasury Stock
	Shares	Par Value	Capital	Deficit	Income	Shares	Amount	Total

Balance, September 30, 2005	18,494	$186	$368,849	$(85,924)	$24	69	$(394)	$282,741
Exercise of stock options, including income tax benefit	183	1	2,683	—	—	—	—	2,684
Share-based compensation	—	—	12,380	—	—	—	—	12,380
Comprehensive income:
Net income	—	—	—	1,637	—	—	—	1,637
Change in fair value of interest rate swaps, net of income tax expense	—	—	—	—	38	—	—	38

Total comprehensive income								1,675

Balance, June 30, 2006	18,677	$187	$383,912	$(84,287)	$62	69	$(394)	$299,480

See notes to consolidated financial statements.

MEDCATH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended
	June 30,
	2006	2005

Net income	$1,637	$11,092
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net of taxes	(266)	(4,166)
Bad debt expense	44,405	36,063
Depreciation and amortization expense	28,557	28,084
Income tax benefit on exercised stock options	(399)	—
(Gain) loss on disposal of property, equipment and other assets	(237)	204
Share-based compensation expense	12,380	—
Impairment of long-lived assets	451
Amortization of loan acquisition costs	2,526	1,201
Equity in earnings of unconsolidated affiliates, net of dividends received	(1,060)	134
Minority interest share of earnings of consolidated subsidiaries	12,350	12,357
Change in fair value of interest rate swaps	(128)	(837)
Deferred income taxes	(293)	8,081
Change in assets and liabilities that relate to operations:
Accounts receivable	(50,107)	(39,621)
Medical supplies	(2,044)	606
Prepaids and other assets	1,207	2,335
Accounts payable and accrued liabilities	4,449	(1,010)

Net cash provided by operating activities of continuing operations	53,428	54,523
Net cash provided by (used in) operating activities of discontinued operations	685	(6,705)

Net cash provided by operating activities	54,113	47,818
Investing activities:
Purchases of property and equipment	(23,735)	(13,624)
Proceeds from sale of property and equipment	1,110	809
Proceeds from sale of discontinued operations	—	42,500
Other investing activities	—	6

Net cash provided by (used in) investing activities of continuing operations	(22,625)	29,691
Net cash used in investing activities of discontinued operations	(690)	(665)

Net cash provided by (used in) investing activities	(23,315)	29,026
Financing activities:
Proceeds from issuance of long-term debt	60,000	2,159
Repayments of long-term debt	(74,683)	(4,778)
Repayments of obligations under capital leases	(1,505)	(1,777)
Payments of loan acquisition costs	(1,879)	—
Investments by minority partners	—	3,675
Distributions to minority partners	(12,069)	(8,781)
Repayments from minority partners, net	618	205
Income tax benefit on exercised stock options	399	—
Proceeds from exercised stock options	2,285	7,435

Net cash used in financing activities of continuing operations	(26,834)	(1,862)
Net cash used in financing activities of discontinued operations	(245)	(4,521)

Net cash used in financing activities	(27,079)	(6,383)

Net increase in cash and cash equivalents	3,719	70,461
Cash and cash equivalents:
Beginning of period	140,842	69,855

End of period	$144,561	$140,316

Supplemental schedule of noncash investing and financing activities:
Capital expenditures financed by capital leases	$—	$514

See notes to consolidated financial statements.

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All tables in thousands, except per share data)

1.	Business and Organization

MedCath Corporation (the Company) is a healthcare provider focused primarily on the diagnosis and treatment of cardiovascular disease. The Company owns and operates hospitals in partnership with physicians as well as with community hospital systems. Each of the Company’s majority-owned hospitals (collectively, the Hospital Division) is licensed as a general acute care hospital that provides a wide range of health services, and the medical staff at each hospital includes qualified physicians in various specialties. Also included in the Hospital Division are arrangements whereby the Company manages the cardiovascular program of various hospitals operated by other parties. The Company opened its first hospital in 1996 and as of June 30, 2006, had ownership interests in and operated eleven hospitals, together with its physician partners, who own an equity interest in the hospitals where they practice. These hospitals have a total of 667 licensed beds and are located in eight states: Arizona, Arkansas, California, Louisiana, New Mexico, Ohio, South Dakota, and Texas.

See Note 3 — Discontinued Operations for details concerning the Company’s pending disposition of Tucson Heart Hospital. Unless specifically indicated otherwise, all amounts and percentages presented in these Notes are exclusive of the Company’s discontinued operations.

The Company accounts for all but one of its hospitals as consolidated subsidiaries. The Company owns a minority interest in Avera Heart Hospital of South Dakota and neither has substantive control over the hospital nor is its primary beneficiary under Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. Therefore, the Company does not consolidate the hospital’s results of operations and financial position, but rather accounts for its minority ownership interest in the hospital as an equity investment.

In addition to its hospitals, the Company owns and/or manages cardiac diagnostic and therapeutic facilities (the Diagnostics Division). The Company began its cardiac diagnostic and therapeutic business in 1989, and as of June 30, 2006 owned and/or managed twenty-six cardiac diagnostic and therapeutic facilities. Ten of these facilities are located at hospitals operated by other parties and offer invasive diagnostic and, in some cases, therapeutic procedures. The remaining sixteen facilities are not located at hospitals and offer only diagnostic services.

2.	Summary of Significant Accounting Policies

Basis of Presentation — The Company’s unaudited interim consolidated financial statements as of June 30, 2006 and for the three and nine months ended June 30, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States of America (hereafter, generally accepted accounting principles) and pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC). These unaudited interim consolidated financial statements reflect, in the opinion of management, all material adjustments (consisting only of normal recurring adjustments) necessary to fairly state the results of operations and financial position for the periods presented. All intercompany transactions and balances have been eliminated. The results of operations for the three and nine months ended June 30, 2006 are not necessarily indicative of the results expected for the full fiscal year ending September 30, 2006 or future fiscal periods.

Certain information and disclosures normally included in the notes to consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the SEC, although the Company believes the disclosure is adequate to make the information presented not misleading. The unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005. During the three and nine

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

months ended June 30, 2006, the Company has not made any material changes in the selection or application of its critical accounting policies as set forth in its Annual Report on Form 10-K for the year ended September 30, 2005, except for the accounting for share-based compensation as further described below.

Reclassifications — Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. There is a reasonable possibility that actual results may vary significantly from those estimates.

Share-Based Compensation — On October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R (revised 2004), Share-Based Payment, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statement of operations. Prior to the adoption of SFAS No. 123R, the Company accounted for stock options issued to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted under SFAS No. 123, Accounting for Stock-Based Compensation and provided pro forma net income and pro forma earnings per share disclosures for stock option grants made as if the fair value method of measuring compensation costs for stock options granted had been applied. Under the intrinsic value method, no share-based compensation expense was recognized for options granted with an exercise price equal to the fair value of the underlying stock at the grant date.

The Company adopted SFAS No. 123R using the modified prospective transition method, which requires the application of the accounting standard as of October 1, 2005, the first day of the Company’s fiscal year 2006. The Company’s financial statements as of and for the three and nine months ended June 30, 2006 reflect the impact of SFAS No. 123R. In accordance with the modified prospective transition method, the financial statements from prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

Under SFAS No. 123R, share-based compensation expense recognized for the three and nine months ended June 30, 2006 was $1.8 million and $12.4 million, respectively, which had the effect of decreasing net income by $1.0 million or $0.05 per diluted share and $7.2 million or $0.37 per diluted share, respectively, for the periods. The compensation expense recognized represents the compensation related to restricted stock awards over the vesting period, as well as the value of all stock options issued during the periods as all such options were immediately vested and all unvested options outstanding prior to October 1, 2005 were cancelled during the period. Since all options granted during the three and nine months ended June 30, 2005 had an exercise price equal to the market value of the underlying shares of common stock at the date of grant, no compensation expense was recorded for the three and nine months ended June 30, 2005.

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on reported net income and earnings per share as if the Company had applied SFAS No. 123R during the periods indicated.

	Three Months Ended	Nine Months Ended
	June 30, 2005	June 30, 2005

Net income, as reported	$2,749	$11,092
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(420)	(1,464)

Pro forma net income	$2,329	$9,628

Earnings per share, basic:
As reported	$0.15	$0.61
Pro forma	$0.13	$0.53
Earnings per share, diluted:
As reported	$0.14	$0.57
Pro forma	$0.12	$0.50

As required under SFAS No. 123R in calculating the share-based compensation expense for the three and nine months ended June 30, 2006 and as required under SFAS No. 123 and SFAS No. 148, Accounting for Stock Based Compensation, in calculating the share-based compensation expense for the three and nine months ended June 30, 2005, the fair value of each option grant was estimated on the date of grant. The Company used the Black-Scholes option pricing model with the range of weighted-average assumptions used for option grants noted in the following table. The expected life of the stock options represents the period of time that options granted are expected to be outstanding and the range given below results from certain groups of employees exhibiting different behavior with respect to the options granted to them and was determined based on an analysis of historical exercise and cancellation behavior. The risk-free interest rate is based on the US Treasury yield curve in effect on the date of the grant. The expected volatility is based on the historical volatilities of the Company’s common stock and the common stock of comparable publicly traded companies.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005

Expected life	6-8 years	8 years	6-8 years	8 years
Risk-free interest rate	4.85% - 5.20%	3.84% - 4.44%	4.26% - 5.20%	3.80% - 4.48%
Expected volatility	40% - 44%	47%	40% - 44%	47% - 48%

Goodwill and Long-Lived Assets — Goodwill represents acquisition costs in excess of the fair value of net tangible and intangible assets of businesses purchased. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company evaluates goodwill annually on September 30 for impairment, or earlier if indicators of potential impairment exist. Long-lived assets, other than goodwill, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The determination of whether or not goodwill and/or long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Changes in the Company’s strategy and or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

During the nine months ended June 30, 2006, and subsequent to such date, the Department of Health and Human Services has changed, and has proposed to further refine, the diagnosis-related group (DRG) system under the Medicare hospital inpatient prospective payment system. The stated intent of these

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

refinements to the DRG system is to better capture differences in the severity of illness among patients and to base Medicare reimbursement upon the estimated costs of providing care, rather than actual charges for care. Implementation of these proposals could, or future federal and state legislation or action by government agencies may, materially and adversely reduce the payments the Company receives for services to patients covered by Medicare, Medicaid and commercial plans indexed to Medicare. The payment reductions would in turn negatively impact the Company’s financial position and results of operations. As the Company is currently evaluating the impact of recent changes to the DRG system, no impairment charge was recorded during the nine months ended June 30, 2006; however, the financial impact on certain individual hospitals may result in a future write-off of long-lived assets.

Further, Heart Hospital of Lafayette is currently not producing positive cash flows due to weaker than anticipated volumes and higher than budgeted expenses. The Company is reviewing the long-term outlook to determine plans and strategic direction as it relates to this facility, which may result in a future write-off or impairment of long-lived assets.

3.	Discontinued Operations

On June 20, 2006, the Company announced that it intends to sell its 58.8% interest in Tucson Heart Hospital (THH) to Carondelet Health Network, a southern Arizona-based not-for-profit health care organization and part owner of THH. The terms of the sale are subject to the signing of a definitive agreement and customary closing conditions. Pursuant to the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, THH’s financial position, operating results and cash flows have been presented as discontinued operations in the interim consolidated financial statements.

On November 5, 2004, the Company and local Milwaukee physicians, who jointly owned The Heart Hospital of Milwaukee (HHM), entered into an agreement with Columbia St. Mary’s, a Milwaukee-area hospital group, to close HHM and sell certain assets primarily comprised of real property and equipment to Columbia St. Mary’s for $42.5 million. The sale was completed on December 1, 2004.

The results of operations of THH and HHM were as follows:

	Three Months Ended		Nine Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net revenue	$13,849	$15,415	$43,178	$49,823
Restructuring and write-off charges	—	—	—	(8,535)
Operating expenses	(14,584)	(14,108)	(42,728)	(45,475)

Income (loss) from operations	(735)	1,307	450	(4,187)
Gain (loss) on sale of assets	(1)	(218)	(24)	13,966
Other income (expenses)	14	92	30	(582)

Income (loss) income before income taxes	(722)	1,181	456	9,197
Income tax benefit (expense)	283	(1,066)	(190)	(5,031)

Net income (loss)	$(439)	$115	$266	$4,166

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal balance sheet items of THH, excluding intercompany debt and including allocated goodwill, are as follows:

	June 30,	September 30,
	2006	2005

Cash and cash equivalents	$1,326	$782
Accounts receivable, net	10,486	9,262
Other current assets	1,664	1,502

Current assets	$13,476	$11,546

Property and equipment, net	$19,405	$19,985
Goodwill	4,560	4,560
Other intangible assets, net	547	546

Noncurrent assets	$24,512	$25,091

Accounts payable	$5,481	$3,988
Accrued liabilities	2,436	2,851
Current portion of obligations under capital leases	212	296

Current liabilities	$8,129	$7,135

Obligations under capital leases	$93	$253

Long-term liabilities	$93	$253

4.	Accounts Receivable

Accounts receivable, net, consists of the following:

	June 30,	September 30,
	2006	2005

Receivables, principally from patients and third-party payors	$110,773	$97,448
Receivables, principally from billings to hospitals for various cardiovascular procedures	3,849	4,358
Amounts due under management contracts	2,651	3,757
Other	2,406	3,070

	119,679	108,633
Less allowance for doubtful accounts	(27,839)	(22,495)

Accounts receivable, net	$91,840	$86,138

5.	Equity Investments

The Company owns minority interests in Avera Heart Hospital of South Dakota and certain diagnostic ventures and neither has substantive control over the ventures nor is the primary beneficiary. Therefore, the Company does not consolidate the results of operations and financial position of these entities, but rather accounts for its minority ownership interest in the hospital and other ventures as equity investments.

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following represents summarized financial information of Avera Heart Hospital of South Dakota:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005

Net revenue	$15,765	$15,128	$47,016	$45,186
Operating income	$4,176	$2,942	$11,687	$8,798
Net income	$3,823	$2,411	$10,666	$7,107

	June 30,	September 30,
	2006	2005

Current assets	$17,471	$17,721
Non-current assets	$34,049	$35,205
Current liabilities	$8,348	$10,003
Non-current liabilities	$23,335	$26,001

6.	Long-Term Debt

Long-term debt consists of the following:

	June 30,	September 30,
	2006	2005

Senior notes	$138,135	$150,000
Notes payable to various lenders	155,976	100,144
Senior secured credit facility	40,148	98,750

	334,259	348,894
Less current portion	(38,069)	(52,503)

Long-term debt	$296,190	$296,391

During the nine months ended June 30, 2006, the Company entered into the following debt transactions:

Mortgage Loan — On February 9, 2006, Heart Hospital of Austin (HHA) completed the refinancing of its mortgage loan of $35.3 million, which was scheduled to mature during the second quarter of fiscal 2006. Under the terms of the new financing, the loan requires monthly, interest-only payments for ten years, at which time the loan is due in full. The interest rate on the loan is 8 1/2%. The loan is secured by substantially all assets of HHA, except equipment, and is subject to certain financial and other restrictive covenants.

Repurchase of Senior Notes — In connection with the sale of HHM and as stipulated by the indenture governing the senior notes, during the nine months ended June 30, 2006, the Company offered to repurchase up to $30.3 million of senior notes. The tender offer for the notes expired during the period and the Company accepted for purchase and paid for $11.9 million principal amount of notes tendered prior to the expiration of the tender offer.

Convertible Notes Payable — On December 28, 2005, Harlingen Medical Center (HMC) entered into two, $10.0 million convertible notes with a third-party health system. The first note can be voluntarily converted by the health system into a 13.2% ownership interest in HMC after the third anniversary date or it will automatically be converted into an ownership interest in HMC upon the achievement of specified financial targets of the agreement, up until the third anniversary date of the agreement or the fourth anniversary date of the agreement, if extended by HMC. The second note is

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible into the same ownership interest percentage as the first note at the discretion of the health system after the conversion of the first note. The potential ownership interest in HMC by the health system is capped at 49%. The notes bear interest at 5% up until the third anniversary date, after which time the interest rate increases to 8% if the notes have not been converted. Interest payments are due quarterly. If the notes are not converted, the notes are then payable annually in equal principal payments, plus quarterly interest payments, over five years. The notes cannot be prepaid without the consent of the health system and are secured by a second lien on all assets of HMC, except accounts receivable. In accordance with the provisions of EITF 99-1, Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and EITF 01-6, The Meaning of Indexed to a Company’s Own Stock, the convertible notes are accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the convertible notes has not been accounted for as a separate derivative.

Mortgage Loan — Concurrent with the issuance of the convertible notes, HMC also entered into a $40.0 million, ten year mortgage loan with a third-party lender. The loan requires quarterly, interest-only payments until the maturity date. The interest rate on the loan is 8 3/4%. The loan is secured by substantially all the assets of HMC and the loan is subject to certain financial and other restrictive covenants. In addition, the Company guarantees $10.0 million of the loan balance.

Of the proceeds received as a result of these agreements, $58.0 million was used to pay down a portion of the outstanding balance of the term loan under the Company’s senior secured credit facility (the Senior Secured Credit Facility). In connection with the payments of the Senior Secured Credit Facility and the senior notes, the Company expensed approximately $1.4 million of deferred loan acquisition costs during the nine months ended June 30, 2006.

Under the Senior Secured Credit Facility, the Company also has a revolving credit facility (Revolving Facility) in the amount of $100.0 million, which includes a $25.0 million sub-limit for the issuance of stand-by and commercial letters of credit and a $10.0 million sub-line for swing-line loans. There were no borrowings under the Revolving Facility at June 30, 2006; however, the Company had letters of credit outstanding of $2.5 million, which reduces availability under the Revolving Facility to $97.5 million.

Debt Covenants — At June 30, 2006, the Company was in violation of a financial covenant under an equipment loan to Heart Hospital of Lafayette and anticipates continuing to be in violation of this covenant in future periods. Accordingly, the total outstanding balance of this loan of $10.2 million has been included in current portion of long-term debt and obligations under capital leases as of June 30, 2006. As of June 30, 2006, the Company was working with the lender to amend the financial covenant. The Company was in compliance with all other covenants in the instruments governing its outstanding debt at June 30, 2006.

Unconsolidated Affiliate’s Debt — On February 10, 2006, Avera Heart Hospital of South Dakota, the one affiliate hospital in which the Company has a minority interest position, refinanced its then outstanding long-term debt. Prior to the fee refinancing, the Company had guaranteed portions of the debt. Concurrent with the refinancing, these guarantees and the related arrangements were terminated.

7.	Liability Insurance Coverage

During June 2005, the Company entered into a one-year claims paid policy providing coverage for medical malpractice claims in excess of $3.0 million of retained liability per claim. The Company also purchased additional insurance to reduce the retained liability per claim to $250,000 for the Diagnostics Division. During June 2006, the Company entered into a one-year claims-made policy providing coverage

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for medical malpractice claim amounts in excess of $2.0 million of retained liability per claim. The Company also purchased additional insurance to reduce the retained liability per claim to $250,000 for the Diagnostics Division.

Because of the self-insured retention levels, the Company is required to recognize an estimated expense and liability for the amount of the Company’s retained liability applicable to each malpractice claim. As of June 30, 2006 and September 30, 2005, the total estimated liability for the Company’s self-insured retention on medical malpractice claims, including an estimated amount for incurred but not reported claims, was approximately $5.6 million and $5.4 million, respectively, which is included in current liabilities in the consolidated balance sheet.

8.	Contingencies and Commitments

Contingencies — Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation and may be modified. The Company believes that it is in compliance with such laws and regulations. However, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including substantial fines and criminal penalties, as well as repayment of previously billed and collected revenue from patient services and exclusion from the Medicare and Medicaid programs.

The Company is involved in various claims and legal actions in the ordinary course of business, including malpractice claims arising from services provided to patients that have been asserted by various claimants and additional claims that may be asserted for known incidents through June 30, 2006. These claims and legal actions are in various stages, and some may ultimately be brought to trial. Moreover, additional claims arising from services provided to patients in the past and other legal actions may be asserted in the future. The Company is protecting its interests in all such claims and actions.

Management does not believe, based on the Company’s experience with past litigation and taking into account the applicable liability insurance coverage and the expectations of counsel with respect to the amount of potential liability, the outcome of any such claims and litigation, individually or in the aggregate, will have a materially adverse effect on the Company’s financial position or results of operations.

Commitments — Some of the Company’s hospitals provide guarantees to certain physician groups for funds required to operate and maintain services for the benefit of the hospital’s patients including emergency care services and anesthesiology services, among others. These guarantees extend for the duration of the underlying service agreements and the maximum potential future payments that the Company could be required to make under these guarantees was approximately $3.0 million as of June 30, 2006. The Company would only be required to pay this maximum amount if none of the physician groups collected fees for services performed during the guarantee period.

9.	Per Share Data

The calculation of diluted net income (loss) per share considers the potential dilutive effect of options to purchase 2,995,181 and 2,368,243 shares of common stock at prices ranging from $4.75 to $28.79, which were outstanding at June 30, 2006 and 2005, respectively, as well as 220,124 shares of restricted stock which were outstanding at June 30, 2006. Of the outstanding stock options, 631,717 have not been included in the calculation of diluted net income per share for the three months ended June 30, 2006, and 1,429,467 and 120,000 shares have not been included in the calculation of diluted net income per share for the nine months ended June 30, 2006 and 2005, respectively, because the options were anti-dilutive.

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Stock Compensation Plans

At the annual meeting on March 1, 2006, stockholders approved the MedCath Corporation 2006 Stock Option and Award Plan (the Stock Plan), which provides for the issuance of stock options, restricted stock and restricted stock units to employees of the Company. The plan was approved by the board of directors to be effective as of October 1, 2005, subject to approval and ratification by the stockholders of the Company at the annual meeting. A total of 1,750,000 shares of stock were reserved for issuance under the Stock Plan. The Stock Plan will be administered by the compensation committee of the board of directors (the Committee). The Committee will have the authority to select the employees eligible to receive awards. The Committee also has the authority under the Stock Plan to determine the types of awards, select the terms and conditions attached to all awards, and, subject to the limitation on individual awards in the Stock Plan, determine the number of shares to be awarded. The Stock Plan will expire, and no awards may be granted thereunder, after September 30, 2015.

Stock options granted to employees and directors under the Stock Plan and the Company’s existing options plans have an exercise price per share that represents the fair market value of the common stock of the Company on the respective dates that the options were granted. The options expire ten years from the grant date, are fully vested and are exercisable at any time. Subsequent to the exercise of the stock option, the shares of stock acquired upon exercise may be subject to certain sales restrictions depending on the optionee’s employment status and length of time the option was held prior to exercise.

Activity for the stock option plans was as follows:

	Three Months Ended
	June 30, 2006		June 30, 2005
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding stock options, beginning of period	2,914,318	$16.37	2,492,543	$13.40
Granted	166,000	15.68	—	—
Exercised	(50,937)	15.17	(122,800)	17.89
Cancelled	(34,200)	20.13	(1,500)	10.80

Outstanding stock options, end of period	2,995,181	$16.31	2,368,243	$13.17

	Nine Months Ended
	June 30, 2006		June 30, 2005
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding stock options, beginning of period	2,409,618	$13.50	2,730,493	$13.09
Granted	1,030,500	20.80	209,000	22.73
Exercised	(183,237)	11.91	(470,225)	15.81
Cancelled	(261,700)	11.13	(101,025)	18.60

Outstanding stock options, end of period	2,995,181	$16.31	2,368,243	$13.17

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information for stock options outstanding at June 30, 2006:

	Number	Weighted-
	Outstanding	Average	Weighted-
	and	Remaining	Average
Range of Prices	Exercisable	Life (Years)	Exercise Price

$4.75 - 9.95	807,736	7.26	$9.61
10.55 - 12.15	340,228	7.05	10.73
14.89 - 15.80	244,500	8.58	15.21
15.91 - 18.60	163,250	8.91	16.52
18.63 - 20.19	454,967	3.91	19.04
20.90 - 21.49	510,000	9.62	21.48
22.50 - 28.79	474,500	9.41	24.06

$4.75 - 28.79	2,995,181	7.67	$16.31

During the three and nine months ended June 30, 2006, the Company granted to employees 32,813 and 270,836 shares of restricted stock, which vest at various dates through March 2009. The compensation expense, which represents the fair value of the stock measured at the market price at the date of grant, less estimated forfeitures, is recognized on a straight-line basis over the service period.

11.	Reportable Segment Information

The Company’s reportable segments consist of the Hospital Division and the Diagnostics Division. Financial information concerning the Company’s operations by each of the reportable segments as of and for the periods indicated is as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005

Net revenue:
Hospital Division	$176,536	$165,739	$512,791	$482,807
Diagnostics Division	12,739	12,971	39,201	38,427
Corporate and other	557	1,077	2,164	2,922

Consolidated totals	$189,832	$179,787	$554,156	$524,156

Income (loss) from operations:
Hospital Division	$19,339	$15,451	$44,912	$44,317
Diagnostics Division	2,320	2,016	8,203	6,321
Corporate and other	(4,434)	(2,252)	(22,204)	(6,836)

Consolidated totals	$17,225	$15,215	$30,911	$43,802

Depreciation and amortization:
Hospital Division	$7,946	$7,484	$23,706	$22,621
Diagnostics Division	1,474	1,567	4,327	4,618
Corporate and other	198	273	524	845

Consolidated totals	$9,618	$9,324	$28,557	$28,084

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005

Interest expense (income), net:
Hospital Division	$8,920	$8,375	$26,554	$23,484
Diagnostics Division	7	50	47	183
Corporate and other	(2,619)	(850)	(5,053)	(1,392)

Consolidated totals	$6,308	$7,575	$21,548	$22,275

Capital expenditures:
Hospital Division	$3,559	$1,969	$15,043	$10,230
Diagnostics Division	2,404	330	6,912	1,730
Corporate and other	577	747	1,780	1,664

Consolidated totals	$6,540	$3,046	$23,735	$13,624

	June 30,	September 30,
	2006	2005

Aggregate identifiable assets:
Hospital Division	$575,455	$572,991
Diagnostics Division	40,605	39,430
Corporate and other	151,455	150,784

Consolidated totals	$767,515	$763,205

Substantially all of the Company’s net revenue in its Hospital Division and Diagnostics Division is derived directly or indirectly from patient services. The amounts presented for Corporate and other primarily include management and consulting fees, general overhead and administrative expenses, financing activities, cash and cash equivalents, prepaid expenses, other assets and operations of the business not subject to separate segment reporting.

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Guarantor/Non-Guarantor Financial Statements

The following tables present the condensed consolidated financial information for each of MedCath Corporation (the Parent), MedCath Holdings Corp. (the Issuer), all 95% or greater owned domestic subsidiaries of the Issuer (the Guarantors) and the subsidiaries of the Issuer that are not Guarantors (the Non-Guarantors), together with consolidating eliminations, as of and for the periods indicated.

MEDCATH CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
June 30, 2006

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Current assets:
Cash and cash equivalents	$—	$—	$129,434	$15,127	$—	$144,561
Accounts receivable, net	—	—	4,614	87,226	—	91,840
Other current assets	—	—	26,542	24,029	(12,879)	37,692
Current assets of discontinued operations	—	—	1,099	13,476	(1,099)	13,476

Total current assets	—	—	161,689	139,858	(13,978)	287,569
Property and equipment, net	—	—	22,464	340,931	—	363,395
Investments in subsidiaries	299,480	299,480	(23,395)	(62)	(575,503)	—
Goodwill	—	—	65,540	—	—	65,540
Intercompany notes receivables	—	—	222,044	—	(222,044)	—
Other long-term assets	—	—	20,134	6,365	—	26,499
Long-term assets of discontinued operations	—	—	44,331	19,952	(39,771)	24,512

Total assets	$299,480	$299,480	$512,807	$507,044	$(851,296)	$767,515

Current liabilities:
Accounts payable	$—	$—	$769	$38,225	$—	$38,994
Accrued compensation and benefits	—	—	8,307	14,456	—	22,763
Other current liabilities	—	—	10,292	24,742	(12,879)	22,155
Current portion of long-term debt and obligations under capital leases	—	—	1,504	38,564	—	40,068
Current liabilities of discontinued operations	—	—	—	9,228	(1,099)	8,129

Total current liabilities	—	—	20,872	125,215	(13,978)	132,109
Long-term debt	—	—	177,759	118,431	—	296,190
Obligations under capital leases	—	—	1,068	829	—	1,897
Intercompany notes payable	—	—	—	222,044	(222,044)	—
Deferred income tax liabilities	—	—	13,628	—	—	13,628
Other long-term obligations	—	—	—	319	—	319
Long-term liabilities of discontinued operations	—	—	—	39,864	(39,771)	93

Total liabilities	—	—	213,327	506,702	(275,793)	444,236
Minority interest in equity of consolidated subsidiaries	—	—	—	—	23,799	23,799
Total stockholders’ equity	299,480	299,480	299,480	342	(599,302)	299,480

Total liabilities and stockholders’ equity	$299,480	$299,480	$512,807	$507,044	$(851,296)	$767,515

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
September 30, 2005

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Current assets:
Cash and cash equivalents	$—	$—	$122,829	$18,013	$—	$140,842
Accounts receivable, net	—	—	4,778	81,360	—	86,138
Other current assets	—	—	28,812	21,532	(12,028)	38,316
Current assets of discontinued operations	—	—	1,170	11,546	(1,170)	11,546

Total current assets	—	—	157,589	132,451	(13,198)	276,842
Property and equipment, net	—	—	19,070	349,712	—	368,782
Investments in subsidiaries	282,741	282,741	(15,950)	(64)	(549,468)	—
Goodwill	—	—	65,540	—	—	65,540
Intercompany notes receivable	—	—	275,634	—	(275,634)	—
Other long-term assets	—	—	21,935	5,015	—	26,950
Long-term assets of discontinued operations	—	—	41,884	20,531	(37,324)	25,091

Total assets	$282,741	$282,741	$565,702	$507,645	$(875,624)	$763,205

Current liabilities:
Accounts payable	$—	$—	$1,052	$35,919	$—	$36,971
Accrued compensation and benefits	—	—	6,603	14,442	—	21,045
Other current liabilities	—	—	8,107	25,625	(12,028)	21,704
Current portion of long-term debt and obligations under capital leases	—	—	2,362	52,523	—	54,885
Current liabilities of discontinued operations	—	—	—	8,305	(1,170)	7,135

Total current liabilities	—	—	18,124	136,814	(13,198)	141,740
Long-term debt	—	—	247,605	48,786	—	296,391
Obligations under capital leases	—	—	1,559	1,451	—	3,010
Intercompany notes payable	—	—	—	275,634	(275,634)	—
Deferred income tax liabilities	—	—	15,673	—	—	15,673
Other long-term obligations	—	—	—	497	—	497
Long-term liabilities of discontinued operations	—	—	—	37,577	(37,324)	253

Total liabilities	—	—	282,961	500,759	(326,156)	457,564
Minority interest in equity of consolidated subsidiaries	—	—	—	—	22,900	22,900
Total stockholders’ equity	282,741	282,741	282,741	6,886	(572,368)	282,741

Total liabilities and stockholders’ equity	$282,741	$282,741	$565,702	$507,645	$(875,624)	$763,205

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Three Months Ended June 30, 2006

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$8,290	$183,731	$(2,189)	$189,832
Total operating expenses	—	—	12,711	162,085	(2,189)	172,607

Income (loss) from operations	—	—	(4,421)	21,646	—	17,225
Interest expense	—	—	(4,634)	(3,236)	—	(7,870)
Interest and other income, net	—	—	8,636	(5,659)	—	2,977
Equity in net earnings of unconsolidated affiliates	4,910	4,910	8,609	—	(17,021)	1,408

Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	4,910	4,910	8,190	12,751	(17,021)	13,740
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(4,742)	(4,742)

Income (loss) from continuing operations before income taxes and discontinued operations	4,910	4,910	8,190	12,751	(21,763)	8,998
Income tax expense	—	—	(3,649)	—	—	(3,649)

Income (loss) from continuing operations	4,910	4,910	4,541	12,751	(21,763)	5,349
Income (loss) from discontinued operations, net of taxes	—	—	369	(808)	—	(439)

Net income (loss)	$4,910	$4,910	$4,910	$11,943	$(21,763)	$4,910

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Three Months Ended June 30, 2005

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$8,301	$173,873	$(2,387)	$179,787
Total operating expenses			10,941	156,018	(2,387)	164,572

Income (loss) from operations	—	—	(2,640)	17,855	—	15,215
Interest expense	—	—	(5,637)	(2,803)	—	(8,440)
Interest and other income, net	—	—	6,434	(5,566)	—	868
Equity in net earnings of unconsolidated affiliates	2,749	2,749	7,525	—	(12,124)	899

Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	2,749	2,749	5,682	9,486	(12,124)	8,542
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(3,956)	(3,956)

Income (loss) from continuing operations before income taxes and discontinued operations	2,749	2,749	5,682	9,486	(16,080)	4,586
Income tax expense	—	—	(1,952)	—	—	(1,952)

Income (loss) from continuing operations	2,749	2,749	3,730	9,486	(16,080)	2,634
Income (loss) from discontinued operations, net of taxes	—	—	(981)	1,096	—	115

Net income (loss)	$2,749	$2,749	$2,749	$10,582	$(16,080)	$2,749

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Nine Months Ended June 30, 2006

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$24,190	$537,027	$(7,061)	$554,156
Total operating expenses	—	—	47,068	483,238	(7,061)	523,245

Income (loss) from operations	—	—	(22,878)	53,789	—	30,911
Interest expense	—	—	(16,545)	(9,283)	—	(25,828)
Interest and other income (expense), net	—	—	22,893	(17,145)	—	5,748
Equity in net earnings of unconsolidated affiliates	1,637	1,637	19,092	—	(18,483)	3,883

Income (loss) before minority interest, income taxes and discontinued operations	1,637	1,637	2,562	27,361	(18,483)	14,714
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(12,350)	(12,350)

Income (loss) before income taxes and discontinued operations	1,637	1,637	2,562	27,361	(30,833)	2,364
Income tax expense	—	—	(993)	—	—	(993)

Income (loss) from continuing operations	1,637	1,637	1,569	27,361	(30,833)	1,371
Income (loss) from discontinued operations	—	—	68	198	—	266

Net income	$1,637	$1,637	$1,637	$27,559	$(30,833)	$1,637

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Nine Months Ended June 30, 2005

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$24,484	$506,822	$(7,150)	$524,156
Total operating expenses			32,318	455,186	(7,150)	480,354

Income (loss) from operations	—	—	(7,834)	51,636	—	43,802
Interest expense	—	—	(16,668)	(7,461)	—	(24,129)
Interest and other income (expense), net	—	—	17,882	(16,012)	—	1,870
Equity in net earnings of unconsolidated affiliates	11,092	11,092	32,155	—	(51,785)	2,554

Income before minority interest, income taxes and discontinued operations	11,092	11,092	25,535	28,163	(51,785)	24,097
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(12,357)	(12,357)

Income before income taxes and discontinued operations	11,092	11,092	25,535	28,163	(64,142)	11,740
Income tax expense	—	—	(4,814)	—	—	(4,814)

Income from continuing operations	11,092	11,092	20,721	28,163	(64,142)	6,926
Income (loss) from discontinued operations	—	—	(9,629)	13,795	—	4,166

Net income	$11,092	$11,092	$11,092	$41,958	$(64,142)	$11,092

MEDCATH CORPORATION

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Nine Months Ended June 30, 2006

			Non-
	Parent	Guarantors	Guarantors	Eliminations	MedCath

Net cash provided by operating activities	$—	$11,357	$42,756	$—	$54,113
Net cash provided by (used in) investing activities	(2,684)	14,448	(15,109)	(19,970)	(23,315)
Net cash provided by (used in) financing activities	2,684	(19,200)	(30,533)	19,970	(27,079)

Increase (decrease) in cash and cash equivalents	—	6,605	(2,886)	—	3,719
Cash and cash equivalents:
Beginning of period	—	122,829	18,013	—	140,842

End of period	$—	$129,434	$15,127	$—	$144,561

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Nine Months Ended June 30, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	MedCath

Net cash provided by operating activities	$—	$7,356	$40,462	$—	$47,818
Net cash provided by (used in) investing activities	(8,691)	14,006	26,992	(3,281)	29,026
Net cash provided by (used in) financing activities	8,691	46,556	(64,911)	3,281	(6,383)

Increase in cash and cash equivalents	—	67,918	2,543	—	70,461
Cash and cash equivalents:
Beginning of period	—	56,122	13,733	—	69,855

End of period	$—	$124,040	$16,276	$—	$140,316

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MedCath Corporation
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of MedCath Corporation and subsidiaries (the Company) as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 13, 2005, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  Deloitte & Touche LLP

Charlotte, North Carolina
December 13, 2005 (October 2, 2006 as to
  the effects of discontinued operations as discussed
  in the fourth paragraph of Note 3)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MedCath Corporation
Charlotte, North Carolina

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that MedCath Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of the company’s principal executive and principal financial officers, or persons performing similar functions and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control — Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of September 30, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended and our report dated December 13, 2005 expressed an unqualified opinion on those financial statements.

/s/  Deloitte & Touche LLP

Charlotte, North Carolina
December 13, 2005

MEDCATH CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	September 30,
	2005	2004

Current assets:
Cash and cash equivalents	$140,842	$69,855
Accounts receivable, net	86,138	83,197
Medical supplies	18,943	20,943
Deferred income tax assets	12,391	11,972
Prepaid expenses and other current assets	6,982	7,679
Current assets of discontinued operations	11,545	15,979

Total current assets	276,841	209,625
Property and equipment, net	368,782	389,652
Investments in affiliates	6,669	6,029
Goodwill	65,540	65,540
Other intangible assets, net	8,091	10,199
Other assets	12,190	13,449
Long-term assets of discontinued operations	25,092	59,742

Total assets	$763,205	$754,236

Current liabilities:
Accounts payable	$36,971	$42,343
Income tax payable	1,416	533
Accrued compensation and benefits	21,045	24,242
Accrued property taxes	6,456	6,169
Other accrued liabilities	13,832	15,185
Current portion of long-term debt and obligations under capital leases	54,885	9,363
Current liabilities of discontinued operations	7,135	9,109

Total current liabilities	141,740	106,944
Long-term debt	296,391	346,006
Obligations under capital leases	3,010	5,091
Deferred income tax liabilities	15,673	9,494
Other long-term obligations	497	1,620
Long-term obligations of discontinued operations	253	6,260

Total liabilities	457,564	475,415
Minority interest in equity of consolidated subsidiaries	22,900	15,173
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized; 18,562,635 issued and 18,493,735 outstanding at September 30, 2005, 18,090,186 issued and 18,021,286 outstanding at September 30, 2004	186	181
Paid-in capital	368,849	358,656
Accumulated deficit	(85,924)	(94,715)
Accumulated other comprehensive income (loss)	24	(80)
Treasury stock, 68,900 shares at cost	(394)	(394)

Total stockholders’ equity	282,741	263,648

Total liabilities and stockholders’ equity	$763,205	$754,236

See notes to consolidated financial statements.

MEDCATH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended September 30,
	2005	2004	2003

Net revenue	$699,703	$618,178	$495,640
Operating expenses:
Personnel expense	214,884	191,493	156,225
Medical supplies expense	197,325	173,205	125,394
Bad debt expense	50,403	40,747	24,545
Other operating expenses	142,806	129,512	118,535
Pre-opening expenses	—	5,103	7,381
Depreciation	37,593	38,975	37,878
Amortization	1,160	1,160	1,441
(Gain) loss on disposal of property, equipment and other assets	(620)	89	149
Impairments of long-lived assets and goodwill	2,662	7,227	58,865

Total operating expenses	646,213	587,511	530,413

Income (loss) from operations	53,490	30,667	(34,773)
Other income (expenses):
Interest expense	(32,834)	(25,879)	(23,344)
Interest income and other income, net	3,045	854	1,548
Loss on debt refinancing	—	(5,072)	—
Equity in net earnings of unconsolidated affiliates	3,356	3,540	3,541

Total other expenses, net	(26,433)	(26,557)	(18,255)

Income (loss) from continuing operations before minority interest, incomes taxes and discontinued operations	27,057	4,110	(53,028)
Minority interest share of earnings of consolidated subsidiaries	(15,968)	(6,879)	(6,592)

Income (loss) from continuing operations before income taxes and discontinued operations	11,089	(2,769)	(59,620)
Income tax expense (benefit)	4,713	(1,302)	304

Income (loss) from continuing operations	6,376	(1,467)	(59,924)
Income (loss) from discontinued operations, net of taxes	2,415	(2,156)	(382)

Net income (loss)	$8,791	$(3,623)	$(60,306)

Earnings (loss) per share, basic
Continuing operations	$0.35	$(0.08)	$(3.33)
Discontinued operations	0.13	(0.12)	(0.02)

Earnings (loss) per share, basic	$0.48	$(0.20)	$(3.35)

Earnings (loss) per share, diluted
Continuing operations	$0.33	$(0.08)	$(3.33)
Discontinued operations	0.12	(0.12)	(0.02)

Earnings (loss) per share, diluted	$0.45	$(0.20)	$(3.35)

Weighted average number of shares, basic	18,286	17,984	17,989
Dilutive effect of stock options	1,184	—	—

Weighted average number of shares, diluted	19,470	17,984	17,989

See notes to consolidated financial statements.

MEDCATH CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

					Accumulated
	Common Stock				Other
		Par	Paid-in	Accumulated	Comprehensive	Treasury Stock
	Shares	Value	Capital	Deficit	Income (Loss)	Shares	Amount	Total

Balance, September 30, 2002	18,012	$180	$357,707	$(30,786)	$(1,411)	—	$—	$325,690
Purchase of treasury stock	(69)					69	$(394)	$(394)
Comprehensive loss:
Net loss	—	—	—	(60,306)	—	—	—	(60,306)
Change in fair value of interest rate swaps, net of income tax expense	—	—	—	—	64	—	—	64

Total comprehensive loss								(60,242)

Balance, September 30, 2003	17,943	180	357,707	(91,092)	(1,347)	69	(394)	265,054
Exercise of stock options, including income tax benefit	79	1	949	—	—			950
Comprehensive loss:
Net loss	—	—	—	(3,623)	—	—	—	(3,623)
Change in fair value of interest rate swaps, net of income tax expense	—	—	—	—	706	—	—	706
Reclassification of undesignated interest rate swaps ineffectiveness into earnings	—	—	—	—	561	—	—	561

Total comprehensive loss								(2,356)

Balance, September 30, 2004	18,022	181	358,656	(94,715)	(80)	69	(394)	263,648
Exercise of stock options, including income tax benefit	472	5	8,725	—	—	—	—	8,730
Acceleration of vesting of stock options	—	—	1,468	—	—	—	—	1,468
Comprehensive income:
Net income	—	—	—	8,791	—	—	—	8,791
Change in fair value of interest rate swaps, net of income tax expense	—	—	—	—	104	—	—	104

Total comprehensive income								8,895

Balance, September 30, 2005	18,494	$186	$368,849	$(85,924)	$24	69	$(394)	$282,741

See notes to consolidated financial statements.

MEDCATH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,
	2005	2004	2003

Net income (loss)	$8,791	$(3,623)	$(60,306)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from discontinued operations, net of taxes	(2,415)	2,156	382
Bad debt expense	50,403	40,747	24,545
Depreciation and amortization expense	38,753	40,135	39,319
Income tax benefit on exercised stock options	1,268	124	—
(Gain) loss on disposal of property, equipment and other assets	(620)	89	149
Share-based compensation expense	1,468	—	—
Loss on debt refinancing	—	5,072	—
Impairments of long-lived assets and goodwill	2,662	7,227	58,865
Amortization of loan acquisition costs	1,602	1,712	1,394
Equity in earnings of unconsolidated affiliates, net of dividends received	(668)	(124)	(3,541)
Minority interest share of earnings of consolidated subsidiaries	15,968	6,879	6,592
Change in fair value of interest rate swaps	(1,041)	1	—
Deferred income taxes	5,699	(4,095)	(541)
Change in assets and liabilities that relate to operations:
Accounts receivable	(53,344)	(46,633)	(39,753)
Medical supplies	2,000	(6,327)	(2,243)
Prepaids and other assets	1,259	2,530	(1,863)
Accounts payable and accrued liabilities	(3,893)	15,460	13,770

Net cash provided by operating activities of continuing operations	67,892	61,330	36,769
Net cash (used in) provided by operating activities of discontinued operations	(7,062)	2,302	6,651

Net cash provided by operating activities	60,830	63,632	43,420
Investing activities:
Purchases of property and equipment	(20,058)	(56,057)	(95,428)
Proceeds from sale of property and equipment	1,112	2,877	746
Proceeds from sale of discontinued operations	42,500	—	—
Other investing activities	6	483	645

Net cash provided by (used in) investing activities of continuing operations	23,560	(52,697)	(94,037)
Net cash used in investing activities of discontinued operations	(758)	(12,733)	(18,054)

Net cash used in investing activities	22,802	(65,430)	(112,091)
Financing activities:
Short-term debt repayments, net	—	—	(4,500)
Proceeds from issuance of long-term debt	2,052	316,566	73,789
Repayments of long-term debt	(10,594)	(274,355)	(24,716)
Repayments of obligations under capital leases	(2,359)	(7,225)	(2,888)
Payments of loan acquisition costs	—	(10,047)	(942)
Investments by minority partners	1,241	874	567
Distributions to minority partners	(10,144)	(10,424)	(7,355)
Repayments from (advances to) minority partners	206	(417)	(550)
Purchase of common stock for treasury	—	—	(394)
Proceeds from exercised stock options	7,462	825	—

Net cash (used in) provided by financing activities of continuing operations	(12,136)	15,797	33,011
Net cash (used in) provided by financing activities of discontinued operations	(509)	(35,230)	11,923

Net cash (used in) provided by financing activities	(12,645)	(19,433)	44,934

Net increase (decrease) in cash and cash equivalents	70,987	(21,231)	(23,737)
Cash and cash equivalents:
Beginning of year	69,855	91,086	114,823

End of year	$140,842	$69,855	$91,086

Supplemental disclosure of cash flow information:
Interest paid	$32,495	$19,670	$21,240
Income taxes paid	1,056	341	1,166
Supplemental schedule of noncash investing and financing activities:
Capital expenditures financed by capital leases	$514	$1,404	$4,649
Distributions to minority partners declared but not paid	—	—	980

See notes to consolidated financial statements.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tables in thousands, except per share amounts)

1.	Business and Organization

MedCath Corporation (the Company) primarily focuses on the diagnosis and treatment of cardiovascular disease. The Company owns and operates hospitals in partnership with physicians, most of whom are cardiologists and cardiovascular surgeons. While each of the Company’s majority-owned hospitals (collectively, the Hospital Division) is licensed as a general acute care hospital, the Company focuses on serving the unique needs of patients suffering from cardiovascular disease. As of September 30, 2005, the Company owned and operated twelve hospitals, together with its physician partners, who own an equity interest in the hospital where they practice. The Company’s existing hospitals had a total of 727 licensed beds, of which 693 were staffed and available, and were located in eight states: Arizona, Arkansas, California, Louisiana, New Mexico, Ohio, South Dakota and Texas.

See Note 3 — Discontinued Operations for details concerning the Company’s dispositions of The Heart Hospital of Milwaukee and Tucson Heart Hospital. Unless specifically indicated otherwise, all amounts and percentages in these Notes are exclusive of the Company’s discontinued operations.

The Company accounts for all but one of its owned and operated hospitals as consolidated subsidiaries. The Company owns a minority interest in Avera Heart Hospital of South Dakota and neither has substantive control over the hospital nor is its primary beneficiary under the revised version of Financial Accounting Standards Board (FASB) Interpretation No. 46 Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, (FIN No. 46-R). Therefore, the Company is unable to consolidate the hospital’s results of operations and financial position, but rather is required to account for its minority ownership interest in the hospital as an equity investment.

In addition to its hospitals, the Company provides cardiovascular care services in diagnostic and therapeutic facilities in various locations and through mobile cardiac catheterization laboratories (the Diagnostics Division). The Company also provides consulting and management services tailored primarily to cardiologists and cardiovascular surgeons, which is included in the corporate and other division.

2.	Summary of Significant Accounting Policies

Basis of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries that are wholly and majority owned and/or over which it exercises substantive control, including variable interest entities in which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation. The Company uses the equity method of accounting for entities, including variable interest entities, in which it holds less than a 50% interest and over which it does not exercise substantive control and it is not the primary beneficiary.

Reclassifications — Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (hereafter, generally accepted accounting principles) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. There is a reasonable possibility that actual results may vary significantly from those estimates.

Concentrations of Risk — Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company grants credit without collateral to its patients, most of whom are insured under payment arrangements with third party payors, including Medicare, Medicaid and commercial insurance carriers. The Company has not experienced significant losses related to receivables from individual patients or groups of patients in any particular industry or geographic area.

Cash and Cash Equivalents — Cash consists of currency on hand and demand deposits with financial institutions. Cash equivalents include investments in highly liquid instruments with original maturities of three months or less.

Allowance for Doubtful Accounts — Accounts receivable primarily consist of amounts due from third-party payors and patients in the Company’s hospital division. The remainder of the Company’s accounts receivable principally consists of amounts due from billings to hospitals for various cardiovascular care services performed in its diagnostics division and amounts due under consulting and management contracts. To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The Company estimates this allowance based on such factors as payor mix, aging and the historical collection experience and write-offs of its respective hospitals and other business unit.

Medical Supplies — Medical supplies consist primarily of supplies necessary for diagnostics, catheterization and surgical procedures and general patient care and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment — Property and equipment are recorded at cost and are depreciated principally on a straight-line basis over the estimated useful lives of the assets, which generally range from 25 to 40 years for buildings and improvements, 25 years for land improvements, and from 3 to 10 years for equipment, furniture and software. Repairs and maintenance costs are charged to operating expense while betterments are capitalized as additions to the related assets. Retirements, sales, and disposals are recorded by removing the related cost and accumulated depreciation with any resulting gain or loss reflected in income from operations. Amortization of property and equipment recorded under capital leases is included in depreciation expense. Interest expense incurred in connection with the construction of hospitals is capitalized as part of the cost of the building until the facility is operational, at which time depreciation begins using the straight-line method over the estimated useful life of the building. During the years ended September 30, 2004 and 2003 the Company capitalized interest of $0.6 million and $1.2 million, respectively. The Company did not capitalize any interest during the year ended September 30, 2005.

Goodwill and Intangible Assets — Goodwill represents acquisition costs in excess of the fair value of net tangible and intangible assets of businesses purchased. Other intangible assets primarily consist of the value of management contracts. With the exception of goodwill, intangible assets are being amortized over periods ranging from 8 to 27 years. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the Company evaluates goodwill annually on September 30 for impairment, or earlier if indicators of potential impairment exist. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Changes in the Company’s strategy and or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

Other Assets — Other assets primarily consist of loan acquisition costs and prepaid rent under a long-term operating lease for land at one of the Company’s hospitals. The loan acquisition costs are being amortized using the straight-line method over the life of the related debt, which approximates the effective interest method. The Company recognizes the amortization of the loan acquisition costs as a component of interest expense. The prepaid rent is being amortized using the straight-line method over the lease term, which extends through December 11, 2065. The Company recognizes the amortization of prepaid rent as a

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

component of rent expense. For the years ended September 30, 2005, 2004 and 2003, amortization expense related to other assets was $1.6 million, $1.7 million and $1.4 million, respectively.

Long-Lived Assets — Long-lived assets, other than goodwill, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows as an estimate of fair value. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in the Company’s strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets.

During the year ended September 30, 2005, the Company recorded a $2.7 million impairment charge, which was comprised of $1.7 million relating to license fees associated with the use of certain accounting software and $1.0 million relating to a management contract. The accounting software is currently installed in two hospitals and was intended to be installed in the remaining hospitals; however, due to a lack of additional benefits provided by the system and additional installation costs required, it was determined that the system would not be installed in any additional hospitals. Therefore, the impairment charge reflects the unused license fees associated with this system. The remaining $1.0 million impairment charge relates to the excess carrying value over the fair value of a management contract due to lack of volumes and other economic factors at one managed diagnostic venture.

During the year ended September 30, 2005, the operating performance of one of the Company’s facilities, Louisiana Heart Hospital, was significantly below prior year results and below expectations. As a result, various strategic initiatives were undertaken to help improve operations and strengthen the hospital’s financial position; however, in September 2005, Hurricane Katrina hit the Gulf Coast region and the area around Louisiana Heart Hospital was significantly impacted. While the facility only sustained minor structural damage, the long term operational impact of the storm can not be determined. While the strategic initiatives have been delayed or postponed, population shifts and other factors in the surrounding region, including New Orleans, could have either a positive or negative impact on the future operations. As such, while no impairment charge was recorded during the year ended September 30, 2005, a future write-off may be necessary if, as business circumstances become clearer, it becomes evident that the carrying amount of the hospital’s assets are not fully recoverable.

During the year ended September 30, 2004, the Company recorded a $7.2 million impairment charge relating to certain capitalized software costs associated with the purchase of an enterprise wide healthcare information system, which had been installed in two of the Company’s hospitals. Due to a number of functionality and integration issues experienced with this system, the Company determined that the system was not performing to its original specifications and was replaced at the two hospitals where it had been installed and would not be installed in any additional hospitals.

Other Long-Term Obligations — Other long-term obligations consist of the Company’s liabilities for its interest rate swap derivatives, which are recognized at their fair market value as of the balance sheet date and the Company’s noncurrent obligation under certain deferred compensation arrangements.

Market Risk Policy — The Company’s policy for managing risk related to its exposure to variability in interest rates, commodity prices, and other relevant market rates and prices includes consideration of entering into derivative instruments (freestanding derivatives), or contracts or instruments containing features or terms that behave in a manner similar to derivative instruments (embedded derivatives) in order to mitigate its risks. In addition, the Company may be required to hedge some or all of its market risk

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exposure, especially to interest rates, by creditors who provide debt funding to the Company. The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities (an amendment of SFAS Statement No. 133), and as amended by SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.

Revenue Recognition — Amounts the Company receives for treatment of patients covered by governmental programs such as Medicare and Medicaid and other third-party payors such as commercial insurers, health maintenance organizations and preferred provider organizations are generally less than established billing rates. Payment arrangements with third-party payors may include prospectively determined rates per discharge or per visit, a discount from established charges, per diem payments, reimbursed costs (subject to limits) and/or other similar contractual arrangements. As a result, net revenue for services rendered to patients is reported at the estimated net realizable amounts as services are rendered. The Company accounts for the difference between the estimated realizable rates under the reimbursement program and the standard billing rates as contractual adjustments.

The majority of the Company’s contractual adjustments are system-generated at the time of billing based on either government fee schedules or fee schedules contained in managed care agreements with various insurance plans. Portions of the Company’s contractual adjustments are performed manually and these adjustments primarily relate to patients that have insurance plans with whom the Company does not have contracts containing discounted fee schedules, also referred to as non-contracted payors, patients that have secondary insurance plans following adjudication by the primary payor, uninsured self-pay patients and charity care patients. Estimates of contractual adjustments are made on a payor-specific basis and based on the best information available regarding the Company’s interpretation of the applicable laws, regulations and contract terms. While subsequent adjustments to the systematic contractual allowances can arise due to denials, short payments deemed immaterial for continued collection effort and a variety of other reasons, such amounts have not historically been significant.

The Company continually reviews the contractual estimation process to consider and incorporate updates to the laws and regulations and any changes in the contractual terms of its programs. Final settlements under some of these programs are subject to adjustment based audit by third parties, which can take several years to determine. From a procedural standpoint, the Company subsequently adjust those settlements as new information is obtained from audits or review by the fiscal intermediary, and, if the result of the of the fiscal intermediary audit or review impacts other unsettled and open costs reports, then the Company recognizes the impact of those adjustments. As such, the Company recognized adjustments that increased net revenue by $4.6 million, $4.1 million and $1.5 million in the years ended September 30, 2005, 2004 and 2003, respectively.

A significant portion of the Company’s net revenue is derived from federal and state governmental healthcare programs, including Medicare and Medicaid, which, combined, accounted for 53.0%, 51.9% and 51.3% of the Company’s net revenue during the years ended September 30, 2005, 2004 and 2003, respectively. Medicare payments for inpatient acute services and certain outpatient services are generally made pursuant to a prospective payment system. Under this system, hospitals are paid a prospectively-determined fixed amount for each hospital discharge based on the patient’s diagnosis. Specifically, each discharge is assigned to a diagnosis-related group (DRG). Based upon the patient’s condition and treatment during the relevant inpatient stay, each DRG is assigned a fixed payment rate that is prospectively set using national average costs per case for treating a patient for a particular diagnosis. The DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The update factor is determined, in part, by the projected increase in the cost of goods and services that are purchased by hospitals, referred to as the market basket index. DRG payments do not consider the actual costs incurred by a hospital in

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

providing a particular inpatient service; however, DRG payments are adjusted by a predetermined adjustment factor assigned to the geographic area in which the hospital is located.

While hospitals generally do not receive direct payment in addition to a DRG payment, hospitals may qualify for additional capital-related cost reimbursement and outlier payments from Medicare under specific circumstances. Medicare payments for non-acute services, certain outpatient services medical equipment, and education costs are made based on a cost reimbursement methodology and are under transition to various methodologies involving prospectively determined rates. The Company is reimbursed for cost-reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary. Medicaid payments for inpatient and outpatient services are made at prospectively determined amounts and cost based reimbursement, respectively.

The Company’s managed diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories operate under various contracts where management fee revenue is recognized under fixed-rate and percentage-of-income arrangements as services are rendered. In addition, certain diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories recognize additional revenue under cost reimbursement and equipment lease arrangements. Net revenue from the Company’s owned diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories is reported at the estimated net realizable amounts due from patients, third-party payors, and others as services are rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors.

Advertising — Advertising costs are expensed as incurred. During the years ended September 30, 2005, 2004 and 2003, the Company incurred approximately $5.5 million, $6.1 million and $6.4 million of advertising expenses, respectively.

Pre-opening Expenses — Pre-opening expenses consist of operating expenses incurred during the development of a new venture and prior to its opening for business. Such costs specifically relate to ventures under development and are expensed as incurred. The Company recognized pre-opening expenses of approximately $5.1 million and $7.4 million for the years ended September 30, 2004 and 2003, respectively. The Company did not incur any pre-opening expenses during the year ended September 30, 2005.

Income Taxes — Income taxes are computed on the pretax income (loss) based on current tax law. Deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain.

Members’ and Partners’ Share of Hospital’s Net Income and Loss — Each of the Company’s consolidated hospitals is organized as a limited liability company or limited partnership, with one of the Company’s wholly-owned subsidiaries serving as the manager or general partner and holding from 51% to 72% of the ownership interest in the entity. In most cases, physician partners or members own the remaining ownership interests as members or limited partners. In some instances, the Company may organize a hospital with a community hospital investing as an additional partner or member. In those instances, the Company may hold a minority interest in the hospital with the community hospital and physician partners owning the remaining interests also as minority partners. In such instances, the hospital is generally accounted for under the equity method of accounting. Profits and losses of hospitals accounted for under either the consolidated or equity methods are generally allocated to its owners based on their respective ownership percentages. If the cumulative losses of a hospital exceed its initial capitalization and committed capital obligations of the partners or members, the Company is required, due to at risk capital position, by accounting principles generally accepted in the United States, to recognize a disproportionate share of the hospital’s losses that otherwise would be allocated to all of its owners on a pro rata basis. In such cases, the Company will

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognize a disproportionate share of the hospital’s future profits to the extent the Company has previously recognized a disproportionate share of the hospital’s losses.

Stock-Based Compensation — The Company accounts for stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation cost is determined based on the intrinsic value of the equity instrument award; accordingly no compensation cost is recognized for options granted with an exercise price equal to the fair value of the underlying shares at the grant date. No share-based employee compensation cost related to the issuance of stock options is reflected in net income for the years ended September 30, 2005, 2004 and 2003, as all options granted during those periods under the Company’s stock option plans had an exercise price equal to the market value of the underlying shares of common stock at the date of grant.

In September 2005, the compensation committee of the board of directors approved a plan to accelerate the vesting of substantially all unvested stock options previously awarded to employees. The accelerated vesting of options was effective as of September 30, 2005 and was conditioned upon an optionee entering into a sale restriction agreement (the Restriction Agreement) which provides that if the optionee exercises a stock option prior to its originally scheduled vesting date while employed by the Company, the optionee will be prohibited from selling the shares of stock acquired upon exercise of the option until the date the option would have become vested had it not been accelerated. The Restriction Agreement also provides that if an optionee exercises an option prior to its originally scheduled vesting date and is no longer employed by the Company, the optionee will be prohibited from selling the stock acquired upon exercise of the option for the longer of three years from the option exercise date or the originally scheduled vesting date. As a result of the acceleration, during fiscal 2005 the Company recorded a charge of $1.5 million of compensation cost that represents the intrinsic value measured at the acceleration date for the estimated number of awards that, absent the acceleration, would have expired unexercisable.

The following tables illustrate the effect on reported net income (loss) and earnings (loss) per share as if the Company had applied the fair value method of accounting for employee stock plans as required by SFAS No. 123, including the pro-forma impact of the accelerated vesting of stock options in fiscal 2005.

	Year Ended September 30,
	2005	2004	2003

Net income (loss), as reported	$8,791	$(3,623)	$(60,306)
Add: Total stock-based employee compensation expense included in reported net income, net of tax related effects	859	—	—
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,963)	(1,782)	(1,424)

Pro forma net loss	$(1,313)	$(5,405)	$(61,730)

Earnings (loss) per share, basic:
As reported	$0.48	$(0.20)	$(3.35)
Pro forma	$(0.07)	$(0.30)	$(3.43)
Earnings (loss) per share, diluted:
As reported	$0.45	$(0.20)	$(3.35)
Pro forma	$(0.07)	$(0.30)	$(3.43)

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As required under SFAS No. 123 and SFAS No. 148, Accounting for Stock Based Compensation, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions used for the option grants which occurred during 2005, 2004 and 2003:

	Year Ended September 30,
	2005	2004	2003

Expected life	8 years	8 years	8 years
Risk-free interest rate	3.86-4.15%	3.40-4.25%	2.87-4.21%
Expected volatility	47%	50%	52%

The weighted average fair value of options granted during the years ended September 30, 2005, 2004 and 2003 with an exercise price equal to the fair value of the Company’s stock at the date of grant was $23.90, $11.10 and $9.78, respectively. There were no options granted during the year ended September 30, 2005 with an exercise price greater than the fair value of the Company’s stock at the date of grant.

New Accounting Pronouncements — In December 2004, the Financial Accounting Standard Board (FASB) issued Statement 123R, Share-Based Payment, to be effective for interim or annual periods beginning after June 15, 2005. SFAS No. 123R was further revised in April 2005 to be effective for annual periods beginning after June 15, 2005. Accordingly, SFAS No. 123R will become effective during the quarter ended December 31, 2005, the first quarter of fiscal 2006 for the Company. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized as an operating expense in the statement of operations. The expense is recognized over the requisite service period based on fair values measured on grant dates and the new standard may be adopted using either the modified prospective transition method or the modified retrospective transition method. As the vesting on substantially all of the employee stock options was accelerated on September 30, 2005, the Company does not expect the adoption of SFAS No. 123R will have a significant impact on its consolidated financial position and results of operations.

On June 29, 2005, the FASB ratified the Emerging Issues Task Force’s final consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. Issue 04-5 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or a similar entity. The Issue 04-5 framework is based on the principal that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest, unless the limited partners have substantive kick-out rights or substantive participating rights. However, the consensus does not apply to entities that are variable interest entities, as defined under FIN No. 46R, and various other situations. Issue No. 04-5 is effective after June 29, 2005 for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. In addition, general partners of all other limited partnerships should apply the consensus no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of Issue No. 04-5 will have a significant impact on its consolidated financial position and results of operations.

On November 10, 2005, the FASB issued Interpretation No. 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners (FIN No. 45-3). FIN No. 45-3 amends FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to expand the scope to include guarantees granted to a business, such as a physician’s practice, or its owner(s), that the revenue of the business for a specified period will be at least a specified amount. Under FIN 45-3, the accounting requirements of FIN 45 are effective for any new revenue guarantees issued or modified on or after January 1, 2006 and the disclosure

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of all revenue guarantees, regardless of whether they were recognized under FIN 45, is required for all interim and annual periods beginning after January 1, 2006. The Company is currently assessing what impact FIN 45-3 will have on its consolidated financial position and results of operations.

3.	Discontinued Operations

On November 5, 2004, the Company and local Milwaukee physicians, who jointly owned The Heart Hospital of Milwaukee (HHM), entered into an agreement with Columbia St. Mary’s, a Milwaukee-area hospital group, to close HHM and sell certain assets primarily comprised of real property and equipment to Columbia St. Mary’s for $42.5 million. The sale was completed on December 1, 2004.

In connection with the agreement to sell the assets of HHM, the Company closed the facility prior to the completion of the sale. As a part of the closure, the Company incurred termination benefits and contract termination costs of approximately $2.2 million. In addition, the Company wrote-off approximately $1.4 million related to the net book value of certain assets abandoned as a part of the closure of the facility.

Transaction proceeds were used by HHM to pay intercompany secured debt, which totaled approximately $37.0 million on the date of the closing, as well as transaction costs and hospital operating expenses of approximately $2.0 million. The remaining proceeds from the divestiture, combined with proceeds from the liquidation of the assets not sold to Columbia St. Mary’s were used to satisfy certain liabilities of HHM and return a portion of the original capital contribution to the investors.

On August 31, 2006, the Company completed the divestiture of its interest in Tucson Heart Hospital to Carondelet Health Network. Pursuant to terms of the transaction, Carondelet Health Network acquired MedCath’s 59% ownership interest in Tucson Heart Hospital and the hospital repaid all secured debt owed to MedCath. Total proceeds received by MedCath were $40.7 million. The consolidated financial statements for all periods presented have been restated to give effect to Tucson Heart Hospital as a discontinued operation.

The results of operations of The Heart Hospital of Milwaukee and Tucson Heart Hospital are as follows:

	Year Ended September 30,
	2005	2004	2003

Net revenue	$60,950	$74,613	$47,346
Restructuring and write-off charges	(3,635)	—	—
Operating expenses	(58,831)	(75,885)	(46,204)

Income (loss) from operations	(1,516)	(1,272)	1,142
Gain (loss) on sale of assets	9,080	(4)	(109)
Other expenses	(693)	(2,791)	(1,414)

Income (loss) before income taxes	6,871	(4,067)	(381)
Income tax benefit (expense)	(4,456)	1,911	(1)

Net income (loss)	$2,415	$(2,156)	$(382)

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal balance sheet items of The Heart Hospital of Milwaukee and Tucson Heart Hospital, including allocated goodwill and excluding intercompany debt, are as follows:

	September 30,	September 30,
	2005	2004

Cash and cash equivalents	$782	$2,917
Accounts receivable, net	9,262	10,450
Other current assets	1,501	2,612

Current assets	$11,545	$15,979

Property and equipment, net	$19,985	$49,712
Goodwill	4,560	9,460
Other intangible assets, net	547	546
Other assets	—	24

Noncurrent assets	$25,092	$59,742

Accounts payable	$3,988	$4,634
Accrued liabilities	2,851	3,966
Current portion of obligations under capital leases	296	509

Current liabilities	$7,135	$9,109

Obligations under capital leases	$253	$549
Other long-term obligations	—	5,711

Long-term liabilities	$253	$6,260

4.	Adoption of FASB Interpretation No. 46

In December 2003, the FASB released FIN No. 46-R, which provides a new consolidation method of accounting. FIN No. 46-R established the effective dates for public entities to apply FIN No. 46 and FIN No. 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. The Company adopted and applied the provisions of FIN No. 46 and FIN No. 46-R effective March 31, 2004. The Company was not required to apply either FIN No. 46 or FIN No. 46-R prior to March 31, 2004 as the Company was not involved with variable interest entities created after January 31, 2003 or any variable interest entities created before February 1, 2003 that were special purpose entities, which required early application. Upon application of FIN No. 46-R, the Company determined that one of its majority-owned subsidiaries was the primary beneficiary of a managed entity in the Diagnostics Division, and accordingly began consolidating this managed entity effective March 31, 2004. The Company does not hold any equity ownership interest in the managed entity, either directly or through its majority-owned subsidiary, but rather has a management relationship with the entity. The managed entity owns a diagnostic and therapeutic facility, which is located at a community hospital, and operates that facility under a services agreement with the hospital. The managed entity receives service fees from the hospital as well as revenue from patients and third-party payors for procedures performed in the facility. The Company’s majority-owned subsidiary manages the diagnostic and therapeutic facility in exchange for management fees equal to 100% of the managed entity’s net operating results. As summarized below, the consolidation of this managed entity did not result in a cumulative effect of an accounting change as the managed entity has no equity balance and no cumulative earnings. The managed entity operates at breakeven due to the 100% management fee structure with the Company’s majority-owned subsidiary.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recognized the following assets and liabilities, net of intercompany eliminations, in its consolidated balance sheet as of March 31, 2004, the effective date of consolidating this managed entity:

Accounts receivable, net	$224
Prepaid expenses and other current assets	18
Property and equipment, net	808

Total assets	1,050
Accounts payable and other accrued liabilities	254
Current portion of long-term debt	205
Long-term debt	591

Total liabilities	1,050

Cumulative effect of an accounting change	$—

The managed entity’s long-term debt represents unsecured notes payable relating to the financing of leasehold improvements at the diagnostic and therapeutic facility. These notes payable accrue interest at a fixed rate of 8.00%, with payments of principal and interest due quarterly, and mature September 2007. The managed entity’s creditors, including the note holders, do not have recourse to the general credit of the Company or its majority-owned subsidiary.

The Company’s consolidation of the managed entity’s results of operations began April 1, 2004 and resulted in an increase in the Company’s net revenue of $0.1 million and an increase in the Company’s operating expenses of $0.1 million, for the six months ended September 30, 2004, but did not have any impact on net income as the managed entity operates at breakeven as a result of the management fee structure, as previously discussed.

The Company also has a significant variable interest in its one unconsolidated affiliate hospital, Avera Heart Hospital of South Dakota, but has determined that it is not the primary beneficiary under FIN No. 46-R and accordingly has continued to account for its investment in this hospital using the equity method of accounting. The Company has variable interests in several other entities in its Diagnostics Division as well as at one of its majority-owned hospitals which the Company has continued to evaluate on an ongoing basis. However, at September 30, 2005, none of these variable interests were determined to be significant under FIN No. 46-R.

5.	Goodwill and Other Intangibles

In September 2003, the Company performed a goodwill impairment test. This testing date was consistent with both its designated annual testing date under SFAS No. 142 and a new triggering event, which was a change in management’s outlook on future operations resulting from the completion of the fiscal 2004 financial budget process during the fourth quarter of its fiscal year. The Company engaged a third-party valuation firm to assist in performing the goodwill impairment test. Management concluded that the independent valuation indicated that the calculated fair value of the Company’s reporting units did not exceed their carrying value, thus impairment existed. Accordingly, the Company completed a hypothetical purchase price analysis to determine the amount of the goodwill impairment required under SFAS No. 142. The Company also utilized the assistance of the third-party valuation firm to calculate the fair value of certain tangible and identifiable intangible assets. As a result of the analyses, the Company recorded a goodwill impairment loss of $58.9 million at September 30, 2003, which consisted of $43.5 million and $15.4 million relating to the hospital division and diagnostics division reporting units, respectively. The results of the testing performed in September 2005 and 2004 indicated that no additional impairment was required in fiscal 2005 and 2004, respectively.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of September 30, 2005 and 2004, the Company’s other intangible assets, net, included the following:

	September 30, 2005		September 30, 2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Management contracts	$19,084	$(11,406)	$20,598	$(10,845)
Other	480	(67)	480	(34)

Total	$19,564	$(11,473)	$21,078	$(10,879)

Amortization expense recognized for the management contracts and other intangible assets totaled $1.2 million for each of the years ended September 30, 2005 and 2004 and $1.4 million for the year ended September 30, 2003.

The estimated aggregate amortization expense for each of the five fiscal years succeeding the Company’s most recent fiscal year ended September 30, 2005 is as follows:

Estimated Expense
Fiscal Year	Amortization

2006	$977
2007	602
2008	477
2009	477
2010	477

6.	Business Combinations and Hospital Development

New Hospital Development — On March 2, 2004, the Company opened Heart Hospital of Lafayette in Lafayette, Louisiana, which focuses primarily on cardiovascular care. On March 26, 2004, Heart Hospital of Lafayette received its accreditation from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), which permits the hospital to bill for services. Heart Hospital of Lafayette is accounted for as a consolidated subsidiary since the Company, through its wholly-owned subsidiaries, owns approximately 51.0% interest in the venture, with physician investors owning the remaining 49.0%, and the Company exercises substantive control over the hospital.

On January 13, 2004, the Company opened Texsan Heart Hospital in San Antonio, Texas, which focuses primarily on cardiovascular care. On January 22, 2004, Texsan Heart Hospital received its accreditation from JCAHO, which permits the hospital to bill for services. Texsan Heart Hospital is accounted for as a consolidated subsidiary since the Company, through its wholly-owned subsidiaries, owns approximately 51.0% interest in the venture, with physician investors owning the remaining 49.0% and the Company exercises substantive control over the hospital.

On February 28, 2003, the Company opened Louisiana Heart Hospital in St. Tammany Parish, just north of New Orleans, Louisiana. This hospital focuses primarily on cardiovascular care. On March 27, 2003, Louisiana Heart Hospital received its Medicare certification. Louisiana Heart Hospital is accounted for as a consolidated subsidiary because the Company, through its wholly-owned subsidiaries, owns approximately 51.1% interest in the venture, with physician investors owning the remaining 48.9%, and the Company exercises substantive control over the hospital.

Acquisitions Completed During Fiscal Year 2003 — Effective April 1, 2003, the Company acquired an additional 3% ownership interest in Heart Hospital of New Mexico from its hospital investor partner for $0.8 million. As a result of this transaction, the hospital investor partner no longer holds any ownership

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest in Heart Hospital of New Mexico, and the Company’s ownership interest increased from 69.0% to 72.0%, with the physician investors owning the remaining 28.0%.

Closure of Hospital and Sale of Related Assets — As further discussed in Note 3, the Company closed and sold certain assets of The Heart Hospital of Milwaukee on December 1, 2004.

Sale of Equity Interest in Hospital — As further discussed in Note 3, the Company sold its equity interest in Tucson Heart Hospital on August 31, 2006.

Diagnostic and Therapeutic Facilities Development — During fiscal 2005, the Company entered into a development agreement and service line management agreement with a third party hospital in Montana. Under these agreements, the Company receives fees related to the management of the hospital’s cardiovascular service line. In addition, assuming certain financial thresholds are met at a future date, the Company will contribute up to $12.0 million to acquire a portion of a joint venture, which will continue to manage the service line as well as a construct a new heart institute.

Also throughout fiscal 2005, the Company opened four different medical and sleep centers throughout the United States. The Company owns 51% to 100% of these centers.

During fiscal 2004, the Company entered into a mobile catheterization lab management agreement with a health care system located in Winston-Salem, North Carolina; opened a new nuclear testing facility in Woodbridge, Virginia; and opened two new nuclear testing facilities located within physicians’ offices in Newburyport and Haverhill, Massachusetts.

During fiscal 2003, the Company opened new nuclear testing facilities in Falls Church, Virginia and Philadelphia, Pennsylvania.

Closure of Diagnostic and Therapeutic Facilities — During November 2003, the Company and Gaston Memorial Hospital dissolved and terminated the agreement related to Gaston Cardiology Services, LLC.

7.	Accounts receivable

Accounts receivable, net, consists of the following:

	September 30,
	2005	2004

Receivables, principally from patients and third-party payors	$97,448	$91,008
Receivables, principally from billings to hospitals for various cardiovascular procedures	4,358	3,990
Amounts due under management contracts	3,766	2,698
Other	3,061	2,048

	108,633	99,744
Less allowance for doubtful accounts	(22,495)	(16,547)

Accounts receivable, net	$86,138	$83,197

Activity for the allowance for doubtful accounts was as follows:

	Year Ended September 30,
	2005	2004	2003

Balance, beginning of year	$16,547	$12,180	$7,030
Bad debt expense	50,403	40,747	24,545
Write-off, net of recoveries	(44,455)	(36,380)	(19,395)

Balance, end of year	$22,495	$16,547	$12,180

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Property and Equipment

Property and equipment, net, consists of the following:

	September 30,
	2005	2004

Land	$26,894	$27,225
Buildings	275,022	273,621
Equipment	285,037	279,248
Construction in progress	2,272	2,658

Total, at cost	589,225	582,752
Less accumulated depreciation	(220,443)	(193,100)

Property and equipment, net	$368,782	$389,652

Substantially all of the Company’s property and equipment is either pledged as collateral for various long-term obligations or assigned to lenders under the senior secured credit facility as intercompany collateral liens.

9.	Investments in affiliates

Investments in unconsolidated affiliates accounted for under the equity method consist of the following:

	Year Ended
	September 30,
	2005	2004

Avera Heart Hospital of South Dakota	5,641	5,054
Other	1,028	975

	$6,669	$6,029

At September 30, 2005, accumulated deficit includes $4.3 million related to undistributed earnings of Avera Heart Hospital of South Dakota and distributions received from this affiliate were $2.7 million in both fiscal 2005 and 2004. There were no distributions in fiscal 2003.

10.	Long-term Debt

Long-term debt consists of the following:

	September 30,
	2005	2004

Senior notes	$150,000	$150,000
Senior secured credit facility	98,750	99,750
Real estate investment trust (REIT) loans	56,948	57,899
Notes payable to various lenders	43,196	45,628

	348,894	353,277
Less current portion	(52,503)	(7,271)

Long-term debt	$296,391	$346,006

Senior Notes — During fiscal 2004, the Company’s wholly-owned subsidiary, MedCath Holdings Corp. (the Issuer), completed an offering of $150.0 million in aggregate principal amount of 9 7/8% senior notes (the Senior Notes). The proceeds, net of fees, of $145.5 million were used to repay a significant portion of the Company’s then outstanding debt and capital lease obligations. The Senior Notes, which mature on

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

July 15, 2012, pay interest semi-annually, in arrears, on January 15 and July 15 of each year. The Senior Notes are redeemable, in whole or in part, at any time on or after July 15, 2008 at a designated redemption amount, plus accrued and unpaid interest and liquidated damages, if any, to the applicable redemption date. The Company may redeem up to 35% of the aggregate principal amount of the Senior Notes on or before July 15, 2007 with the net cash proceeds from certain equity offerings. In event of a change in control in the Company or the Issuer, the Company must offer to purchase the Senior Notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

The Senior Notes are general unsecured unsubordinated obligations of the Issuer and are fully and unconditionally guaranteed, jointly and severally, by MedCath Corporation (the Parent) and all 95% or greater owned existing and future domestic subsidiaries of the Issuer (the Guarantors). The guarantees are general unsecured unsubordinated obligations of the Guarantors.

The Senior Notes include covenants that restrict, among other things, the Company’s and its subsidiaries’ ability to make restricted payments, declare or pay dividends, incur additional indebtedness or issue preferred stock, incur liens, merge, consolidate or sell all or substantially all of the assets, engage in certain transactions with affiliates, enter into various transactions with affiliates, enter into sale and leaseback transactions or engage in any business other than a related business.

Senior Secured Credit Facility — Concurrent with the offering of the Senior Notes, the Issuer entered into a $200.0 million senior secured credit facility (the Senior Secured Credit Facility) with a syndicate of banks and other institutional lenders. The Senior Secured Credit Facility provides for a seven-year term loan facility (the Term Loan) in the amount of $100.0 million and a five-year senior secured revolving credit facility (Revolving Facility) in the amount of $100.0 million, which includes a $25.0 million sub-limit for the issuance of stand-by and commercial letters of credit and a $10.0 million sub-limit for swing-line loans. There were no borrowings under the Revolving Facility at September 30, 2005; however, the Company has letters of credit outstanding of $1.6 million, which reduces availability under the Revolving Facility to $98.4 million.

Borrowings under the Senior Secured Credit Facility, excluding swing-line loans, bear interest per annum at a rate equal to the sum of LIBOR plus the applicable margin or the alternate base rate plus the applicable margin. The applicable margin is different for the Revolving Facility and the Term Loan and varies for the Revolving Facility depending on the Company’s financial performance. Swing-line borrowings under the Revolving Facility bear interest at the alternate base rate which is defined as the greater of the Bank of America, N.A. prime rate or the federal funds rate plus 0.5%. The Issuer is required to pay quarterly, in arrears, 0.5% per annum commitment fee equal to the unused commitments under the Senior Secured Credit Facility. The Issuer is also required to pay quarterly, in arrears, a fee on the stated amount of each issued and outstanding letter of credit ranging from 200 to 300 basis points depending upon the Company’s financial performance.

The Issuer is required to make mandatory prepayments of principal in specified amounts upon the occurrence of excess cash flows and other certain events, as defined by the Senior Secured Credit Facility, and is permitted to make voluntary prepayments of principal under the Senior Secured Credit Facility. The Term Loan is subject to amortization of principal in quarterly installments of $250,000 for each of the first five years, with the remaining balance payable in the final two years.

The Senior Secured Credit Facility is guaranteed, jointly and severally, by the Parent and all 95% or greater owned existing and future direct and indirect domestic subsidiaries of the Issuer and is secured by a first priority perfected security interest in all of the capital stock or other ownership interests owned by the Issuer in each of its subsidiaries, all other present and future assets and properties of the Parent, the Issuer and the subsidiary guarantors and all the intercompany notes.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Senior Secured Credit Facility requires compliance with certain financial covenants including a senior secured leverage ratio test, a fixed charge coverage ratio test, a tangible net worth test and a total leverage ratio test. The Senior Secured Credit Facility also contains customary restrictions on, among other things, the Company’s ability and its subsidiaries’ ability to incur liens; engage in mergers, consolidations and sales of assets; incur debt; declare dividends, redeem stock and repurchase, redeem and/or repay other debt; make loans, advances and investments and acquisitions; make capital expenditures; and transactions with affiliates.

Real Estate Investment Trust (REIT) Loans — As of September 30, 2005, the Company’s REIT Loan balance includes the outstanding indebtedness of two hospitals. The interest rates on the outstanding REIT Loans were based on a rate index tied to U.S. Treasury Notes plus a margin, that is determined on the completion date of the hospital, and subsequently increases per year by 20 basis points. The principal and interest on the REIT Loans are payable monthly over seven-year terms from the completion date of each hospital using extended period amortization schedules and include balloon payments at the end of each respective term. One loan is subject to extension for an additional seven years at the option of the Company. The other REIT loan is due in full in January 2006 and therefore, the outstanding balance is included in current portion of long-term debt and obligations under capital leases as of September 30, 2005. Borrowings under the REIT Loans are collateralized by a pledge of the Company’s interest in the related hospitals’ property, equipment and certain other assets.

As of September 30, 2005, in accordance with the related hospital operating agreements and as required by the lenders, the Company guaranteed 100% of the obligations of its subsidiary hospitals for the bank mortgage loans made under the REIT loans. The Company receives a fee from the minority partners in the subsidiary hospitals as consideration for providing guarantees in excess of the Company’s ownership percentage in the subsidiary hospitals. The guarantees expire concurrent with the terms of the related real estate loans and would require the Company to perform under the guarantee in the event of the subsidiary hospitals failing to perform under the related loans. The total amount of this real estate debt is secured by the subsidiary hospitals’ underlying real estate, which was financed with the proceeds from the debt. The average interest rate as of September 30, 2005 and 2004 on the REIT Loans were 10.41% and 10.29%, respectively. Because the Company consolidates the subsidiary hospitals’ results of operations and financial position, both the assets and the accompanying liabilities are included in the assets and long-term debt on the Company’s consolidated balance sheets.

Notes Payable to Various Lenders — The Company acquired substantially all of the medical and other equipment for its hospitals and certain diagnostic and therapeutic facilities and mobile cardiac catheterization laboratories under installment notes payable to equipment lenders collateralized by the related equipment. In addition, two facilities in the Diagnostics Division financed leasehold improvements through notes payable collateralized by the leasehold improvements. Amounts borrowed under these notes are payable in monthly installments of principal and interest over 4 to 7 year terms. Interest is at fixed and variable rates ranging from 6.47% to 8.00%. The Company has guaranteed certain of its subsidiary hospitals’ equipment loans. The Company receives a fee from the minority partners in the subsidiary hospitals as consideration for providing guarantees in excess of the Company’s ownership percentage in the subsidiary hospitals. These guarantees expire concurrent with the terms of the related equipment loans and would require the Company to perform under the guarantee in the event of the subsidiaries’ failure to perform under the related loan. At September 30, 2005, the total amount of notes payable was approximately $43.2 million, of which $39.3 million was guaranteed by the Company. Because the Company consolidates the subsidiary hospitals’ results of operations and financial position, both the assets and the accompanying liabilities are included in the assets and long-term debt on the Company’s consolidated balance sheets. These notes payable contain various covenants and restrictions including the maintenance of specific financial ratios and amounts and payment of dividends.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Covenants — At September 30, 2005, the Company was in violation of a financial covenant under an equipment loan to Heart Hospital of Lafayette and anticipates continuing to be in violation of this covenant in future periods. Accordingly, the total outstanding balance of this loan of $11.6 million has been included in current portion of long-term debt and obligations under capital leases as of September 30, 2005. As of September 30, 2005, the Company was working with the lender to amend the financial covenant. The Company was also in violation of a financial covenant under an equipment loan to Louisiana Heart Hospital. The equipment lender has granted a waiver for the covenant at September 30, 2005. The Company was in compliance with all other covenants in the instruments governing its outstanding debt at September 30, 2005.

Guarantees of Unconsolidated Affiliate’s Debt — The Company has guaranteed approximately 50% of the real estate and 30% of the equipment debt of the one affiliate hospital in which the Company has a minority ownership interest and therefore does not consolidate the hospital’s results of operations and financial position. The Company provides these guarantees in exchange for a fee from that affiliate hospital. At September 30, 2005, the affiliate hospital was in compliance with all covenants in the instruments governing its debt. The total amount of the affiliate hospital’s real estate and equipment debt was approximately $25.2 million and $5.5 million at September 30, 2005. Accordingly, the real estate debt and the equipment debt guaranteed by the Company was approximately $12.6 million and $1.7 million, respectively, at September 30, 2005. These guarantees expire concurrent with the terms of the related real estate and equipment loans and would require the Company to perform under the guarantee in the event of the affiliate hospital’s failure to perform under the related loan. The total amount of this affiliate hospital’s debt is secured by the hospital’s underlying real estate and equipment, which were financed with the proceeds from the debt. Because the Company does not consolidate the affiliate hospital’s results of operations and financial position, neither the assets nor the accompanying liabilities are included in the value of the assets and liabilities on the Company’s balance sheets.

Interest Rate Swaps — As required by their existing bank mortgage loans at the time, three of the Company’s consolidated hospitals entered into fixed interest rate swaps during fiscal 2001. These fixed interest rate swaps effectively fixed the interest rate on the hedge portion of the related debt at 4.92% plus an applicable margin for two of the hospitals and at 4.60% plus an applicable margin for the other hospital. These interest rate swaps were accounted for as cash flow hedges prior to the repayment of the outstanding balances of the bank mortgage debt for these three hospitals as part of the financing transaction in fiscal 2004. The Company did not terminate the interest rate swaps as part of the financing transaction, which resulted in the recognition of a loss of approximately $0.6 million during the fourth quarter of fiscal 2004. The fixed interest rate swaps have not been utilized as a hedge of variable rate debt obligations since the financing transaction, and accordingly, changes in the valuation of the interest rate swaps have been recorded directly to earnings as component of interest expense. The fair value of the interest rate swaps at September 30, 2005 was an obligation of $0.1 million resulting in an unrealized gain of $1.0 million during the fiscal year ended September 30, 2005.

Future Maturities — Future maturities of long-term debt at September 30, 2005 are as follows:

Debt
Fiscal Year	Maturity

2006	$52,503
2007	28,478
2008	7,425
2009	19,351
2010	52,046
Thereafter	189,091

$348,894

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Obligations Under Capital Leases

The Company currently leases several diagnostic and therapeutic facilities, mobile catheterization laboratories, office space, computer software and hardware, equipment and certain vehicles under noncancellable capital leases expiring through fiscal year 2010. Some of these leases contain provisions for annual rental adjustments based on increases in the consumer price index, renewal options, and options to purchase during the lease terms. Amortization of the capitalized amounts is included in depreciation expense. Total assets under capital leases (net of accumulated depreciation of approximately $6.0 million and $7.2 million, respectively) at September 30, 2005 and 2004, were approximately $6.0 million and $10.4 million, respectively, and are included in property and equipment. Lease payments during the years ended September 30, 2005, 2004, and 2003 were $2.9 million, $4.0 million and $3.9 million respectively, and include interest of approximately $0.8 million, $0.9 million, and $1.1 million, respectively.

Future minimum lease payments at September 30, 2005 are as follows:

Minimum
Fiscal Year	Lease Payment

2006	$2,731
2007	1,780
2008	963
2009	499
2010	50

Total future minimum lease payments	6,023
Less a mounts representing interest	(631)

Present value of net minimum lease payments	5,392
Less current portion	(2,382)

$3,010

12.	Liability Insurance Coverage

From June 2002 through June 2003, the Company was partially self-insured for medical malpractice claims under a claims-made policy providing coverage for claim amounts in excess of $2.0 million of retained liability per claim. Effective June 2003, the Company entered into a new one-year claims-made policy providing coverage for claim amounts in excess of $3.0 million of retained liability per claim, subject to an additional amount of retained liability of $2.0 million per claim and $4.0 million in the aggregate for claims reported during the policy year at one of its hospitals. In June 2004, the Company entered into a new one-year claims-made policy providing coverage at the same amounts as were in effect during the 2003-2004 policy year. In June 2005, the Company entered into a one-year claims-made policy providing coverage for medical malpractice claim amounts in excess of $3.0 million of retained liability per claim. At this time, the Company also purchased additional insurance to reduce the retained liability per claim to $250,000 for the Diagnostics Division.

Because of the Company’s self-insured retention levels, the Company is required to recognize an estimated expense and liability for the amount of our retained liability applicable to each malpractice claim. As of September 30, 2005 and September 30, 2004, the total estimated liability for the Company’s self-insured retention on medical malpractice claims, including an estimated amount for incurred but not reported claims, was approximately $5.4 million and $4.6 million, respectively, which is included in current liabilities in the consolidated balance sheet. The Company maintains this reserve based on actuarial estimates prepared by an independent third party, who bases the estimates on the Company’s historical

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

experience with claims and assumptions about future events. Due to the considerable variability that is inherent in such estimates, including such factors as changes in medical costs and changes in actual experience, there is a reasonable possibility that the recorded estimates will change by a material amount in the near term. Also, there can be no assurance that the ultimate liability will not exceed the Company’s estimates.

13.	Commitments and Contingencies

Operating Leases — The Company currently leases several cardiac diagnostic and therapeutic facilities, mobile catheterization laboratories, office space, computer software and hardware equipment, and certain vehicles under noncancelable operating leases expiring through fiscal year 2064. Total rent expense under noncancelable rental commitments was approximately $2.9 million, $3.7 million and $3.9 million for the years ended September 30, 2005, 2004 and 2003, respectively.

The approximate future minimum rental commitments under noncancelable operating leases as of September 30, 2005 are as follows:

Rental
Fiscal Year	Commitment

2006	$2,770
2007	2,461
2008	2,130
2009	1,644
2010	1,097
Thereafter	4,905

$15,007

Compliance — Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation and may be modified. The Company believes that it is in compliance with such laws and regulations and it is not aware of any investigations involving allegations of potential wrongdoing. However, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including substantial fines and criminal penalties, as well as repayment of previously billed and collected revenue from patient services and exclusion from the Medicare and Medicaid programs.

Litigation — The Company is involved in various claims and legal actions in the ordinary course of business, including malpractice claims arising from services provided to patients that have been asserted by various claimants and additional claims that may be asserted for known incidents through September 30, 2005. These claims and legal actions are in various stages, and some may ultimately be brought to trial. Moreover, additional claims arising from services provided to patients in the past and other legal actions may be asserted in the future. The Company is protecting its interests in all such claims and actions.

Management does not believe, based on the Company’s experience with past litigation and taking into account the applicable liability insurance coverage and the expectations of counsel with respect to the amount of potential liability, the outcome of any such claims and litigation, individually or in the aggregate, will have a materially adverse effect on the Company’s financial position or results of operations.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Income Taxes

The components of income tax expense (benefit) are as follows:

	Year Ended September 30,
	2005	2004	2003

Current tax (benefit) expense:
Federal	$496	$(43)	$283
State	1,381	795	563

Total current tax expense	1,877	752	846
Deferred tax (benefit) expense:
Federal	3,479	(1,788)	(236)
State	(643)	(266)	(306)

Total deferred tax (benefit) expense	2,836	(2,054)	(542)

Total income tax (benefit) expense	$4,713	$(1,302)	$304

The components of net deferred taxes are as follows:

	September 30,
	2005	2004

Deferred tax liabilities:
Property and equipment	$29,881	$31,881
Equity investments	1,233	1,212
Management contracts	1,360	2,163
Other	1,704	1,994

Total deferred tax liabilities	34,178	37,250

Deferred tax assets:
Net operating and economic loss carryforward	8,824	19,953
Basis difference in investment in subsidiaries	8,782	6,717
AMT credit carryforward	2,095	1,445
Allowances for doubtful accounts and other reserves	4,639	4,127
Accrued liabilities	4,425	4,814
Intangibles	2,128	3,322
Derivative swap	34	329
Other	1,521	1,044

Total deferred tax assets	32,448	41,751

Valuation allowance	(1,552)	(2,023)

Net deferred tax asset (liability)	$(3,282)	$2,478

As of September 30, 2005 and 2004, the Company had recorded a valuation allowance of $1.6 million and $2.0 million, respectively, primarily related to state net operating loss carryforwards. The valuation allowance decreased by $0.4 million during the year ended September 30, 2005 due to the overall reduction in state net operating loss carryforwards during the period.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has gross federal net operating loss carryforwards of $10.9 million, which will begin to expire in 2019 and state net operating loss carryforwards of approximately $84.8 million that will begin to expire in 2006. In addition, the Company has alternative minimum tax carryforwards of $2.1 million.

The differences between the U.S. federal statutory tax rate and the effective rate are as follows:

	Year Ended September 30,
	2005	2004	2003

Statutory federal income tax rate	34.0%	34.0%	(34.0)%
State income taxes, net of federal effect	4.6%	13.8%	0.3%
Goodwill	—	—	33.4%
Other non-deductible expenses and adjustments	3.9%	(0.8)%	0.8%

Effective income tax rate	42.5%	47.0%	0.5%

15.	Per Share Data and Share Repurchase Plan

The calculation of diluted net income (loss) per share considers the potential dilutive effect of options to purchase 2,409,618, 2,730,493, and 3,037,872 shares of common stock at prices ranging from $4.75 to $28.79, which were outstanding at September 30, 2005, 2004 and 2003, respectively. Of these options, 170,000, 2,730,493, and 3,037,872 shares have not been included in the calculation of diluted net income (loss) per share at September 30, 2005, 2004 and 2003, respectively, because the options were anti-dilutive.

In May 2003, the Company’s board of directors approved a share repurchase plan, authorizing the Company to repurchase up to $7.5 million of its common stock. Under the program, shares may be repurchased from time to time at various prices in the open market or through private transactions in compliance with applicable SEC regulations, the terms of certain debt agreements and legal requirements. As of September 30, 2005, the Company had repurchased 68,900 shares of its common stock at a cost of approximately $394,000, which is included in treasury stock on the Company’s consolidated balance sheets. There were no repurchases in fiscal 2005 or 2004.

16.	Stock Option Plans

On July 28, 1998, the Company’s Board of Directors adopted a stock option plan (the 1998 Stock Option Plan) under which it may grant incentive stock options and nonqualified stock options to officers and other key employees. Under the 1998 Stock Option Plan, the Board of Directors may grant option awards and determine the option exercise period, the option exercise price, and other such conditions and restrictions on the grant or exercise of the option as it deems appropriate. The 1998 Stock Option Plan provides that the option exercise price may not be less than the fair value of the common stock as of the date of grant and that the options may not be exercised more than ten years after the date of grant. Options that have been granted during the years ended September 30, 2005, 2004 and 2003 were granted at an option exercise price equal to or greater than fair market value of the underlying stock at the date of the grant and become exercisable on grading and fixed vesting schedules ranging from 4 to 8 years subject to certain performance acceleration features. As further discussed in Note 2, effective September 30, 2005, the compensation committee of the board of directors approved a plan to accelerate the vesting of substantially all unvested stock options previously awarded to employees, subject to a Restriction Agreement. At September 30, 2005, the maximum number of shares of common stock, which can be issued through awards granted under the 1998 Option Plan is 3,000,000.

On July 23, 2000, the Company adopted an outside director’s stock option plan (the Director’s Plan) under which nonqualified stock options may be granted to nonemployee directors. Under the Director’s Plan, grants of 2,000 options were granted to each new director upon becoming a member of the Board of

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Directors and grants of 2,000 options were made to each continuing director on October 1, 1999 (the first day of the fiscal year ended September 30, 2000). Effective September 15, 2000, the Director’s Plan was amended to increase the number of options granted for future awards from 2,000 to 3,500. All options granted under the Director’s Plan through September 30, 2005 have been granted at an exercise price equal to or greater than the fair market value of the underlying stock at the date of the grant. Options are exercisable immediately upon the date of grant and expire ten years from the date of grant. The maximum number of shares of common stock which can be issued through awards granted under the Director’s Plan is 250,000.

Activity for the option plans during the years ended September 30, 2005, 2004 and 2003 was as follows:

			Number
		Weighted-	of	Weighted-
	Number of	Average	Options	Average
	Options	Exercise Price	Exercisable	Exercise Price

Outstanding options, October 1, 2002	2,413,095	$18.15	1,118,951	$17.34
Granted	852,000	9.78
Cancelled	(227,223)	17.38

Outstanding options, September 30, 2003	3,037,872	$15.86	1,423,808	$17.46
Granted	1,110,240	11.09
Exercised	(78,666)	10.48
Cancelled	(1,338,953)	17.86

Outstanding options, September 30, 2004	2,730,493	$13.09	997,134	$15.80
Granted	259,000	23.90
Exercised	(472,449)	15.79
Cancelled	(107,426)	18.23

Outstanding options, September 30, 2005	2,409,618	$13.50	2,182,118	$13.88

The following table summarizes information for options outstanding and exercisable at September 30, 2005:

Options Outstanding				Options Exercisable
		Weighted-	Weighted-		Weighted-
	Number of	Average	Average	Number of	Average
	Options	Remaining	Exercise	Options	Exercise
Range of Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$ 4.75 - 9.95	1,094,736	8.01	$9.61	900,436	$9.60
10.55 - 12.15	410,415	7.84	10.71	377,215	10.72
14.95 - 15.80	222,500	8.39	15.32	222,500	15.32
16.10 - 17.65	74,500	7.91	16.68	74,500	16.68
18.60 - 19.00	413,967	4.13	19.00	413,967	19.00
19.46 - 20.90	23,500	8.61	20.38	23,500	20.38
26.46 - 28.79	170,000	9.50	27.15	170,000	27.15

$ 4.75 - 28.79	2,409,618	7.46	$13.50	2,182,118	$13.88

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company accounts for its stock option plans in accordance with APB Opinion No. 25. No compensation expense has been recognized in the statements of operations for the stock-based awards granted for the years ended September 30, 2005, 2004 and 2003, as all options awarded under the stock option plans have been granted at an exercise price equal to or greater than the fair market value of the Company’s stock at the date of the grant. However, as a result of the acceleration of vesting, during fiscal 2005 the Company recorded compensation cost of $1.5 million representing the intrinsic value measured at the acceleration date for the estimated number of awards that, absent the acceleration, would have expired unexercisable.

17.	Employee Benefit Plan

The Company has a defined contribution retirement savings plan (the 401(k) Plan) which covers all employees who meet minimum service requirements. The 401(k) Plan allows eligible employees to contribute from 1% to 25% of their annual compensation on a pre-tax basis. The Company, at its discretion, may make an annual contribution of up to 25% of an employee’s pre-tax contribution, up to a maximum of 6% of compensation. The Company’s contributions to the 401(k) Plan for the years ended September 30, 2005, 2004 and 2003 were approximately $1.6 million, $1.4 million and $1.1 million, respectively.

18.	Related Party Transactions

During each of the fiscal years ended September 2005, 2004, and 2003 the Company incurred $0.1 million in insurance and related risk management fees to its principal stockholders and their affiliates. In addition, $0.2 million was paid to a director in consulting fees in both the fiscal years ended September 30, 2005 and 2004. No such fees were paid in 2003.

19.	Fair Value of Financial Instruments

The Company considers the carrying amounts of significant classes of financial instruments on the consolidated balance sheets, including cash and cash equivalents, accounts receivable, net, due from affiliates, accounts payable, income taxes payable, accrued liabilities, obligations under capital leases, and other long-term obligations to be reasonable estimates of fair value due either to their length to maturity or the existence of variable interest rates underlying such financial instruments that approximate prevailing market rates at September 30, 2005 and 2004. The estimated fair value of long-term debt, including the current portion, at September 30, 2005 is approximately $365.0 million as compared to a carrying value of approximately $348.9 million. At September 30, 2004, the estimated fair value of long-term debt, including the current portion, is approximately $373.9 million as compared to a carrying value of approximately $353.2 million. Fair value of the Company’s fixed rate debt was estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of arrangements, and the fair value of the Company’s variable rate debt was determined to approximate its carrying value, due to the underlying variable interest rates.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Summary of Quarterly Financial Data (Unaudited)

Summarized quarterly financial results were as follows:

	Year Ended September 30, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net revenue	$168,295	$176,074	$179,787	$175,547
Operating expenses	154,807	160,975	164,572	165,859
Income from operations	13,488	15,099	15,215	9,688
Income (loss) from continuing operations	1,664	2,628	2,634	(550)
Income (loss) from discontinued operations	2,876	1,175	115	(1,751)
Net income (loss)	$4,540	$3,803	$2,749	$(2,301)
Net income (loss) per share, basic	$0.25	$0.21	$0.15	$(0.12)
Net income (loss) per share, diluted	$0.24	$0.20	$0.14	$(0.12)

	Year Ended September 30, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net revenue	$138,466	$152,755	$162,136	$164,821
Operating expenses	132,967	143,777	151,017	159,750
Income from operations	5,499	8,978	11,119	5,071
Income (loss) from continuing operations	(67)	2,583	2,057	(6,040)
Income (loss) from discontinued operations	(866)	58	(677)	(671)
Net income (loss)	$(933)	$2,641	$1,380	$(6,711)
Net income (loss) per share, basic	$(0.05)	$0.15	$0.08	$(0.37)
Net income (loss) per share, diluted	$(0.05)	$0.14	$0.07	$(0.37)

During the fourth quarter of fiscal 2005 and 2004, the Company recorded impairments of long-lived assets of $2.7 million and $7.2 million, respectively.

21.	Reportable Segment Information

The Company’s reportable segments consist of the Hospital Division and the Diagnostics Division.

Financial information concerning the Company’s operations by each of the reportable segments as of and for the years ended September 30 are as follows:

	Year Ended September 30,
	2005	2004	2003

Net revenue:
Hospital Division	$644,997	$561,379	$429,625
Diagnostics Division	50,781	50,547	50,767
Corporate and other	3,925	6,252	15,248

Consolidated totals	$699,703	$618,178	$495,640

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended September 30,
	2005	2004	2003

Income (loss) from operations:
Hospital Division	$56,730	$32,443	$(20,320)
Diagnostics Division	8,601	9,476	(4,609)
Corporate and other	(11,841)	(11,252)	(9,844)

Consolidated totals	$53,490	$30,667	$(34,773)

Depreciation and amortization:
Hospital Division	$31,422	$32,836	$30,615
Diagnostics Division	6,181	6,225	6,969
Corporate and other	1,150	1,074	1,735

Consolidated totals	$38,753	$40,135	$39,319

Interest expense (income), net:
Hospital Division	$32,336	$28,657	$25,767
Diagnostics Division	213	554	701
Corporate and other	(2,659)	(4,151)	(4,466)

Consolidated totals	$29,890	$25,060	$22,002

Capital expenditures:
Hospital Division	$15,458	$50,816	$80,220
Diagnostics Division	2,265	3,125	8,832
Corporate and other	2,335	2,116	6,376

Consolidated totals	$20,058	$56,057	$95,428

	September 30,
	2005	2004

Aggregate identifiable assets:
Hospital Division	$572,991	$623,527
Diagnostics Division	39,430	43,215
Corporate and other	150,784	87,494

Consolidated totals	$763,205	$754,236

Substantially all of the Company’s net revenue in its Hospital Division and Diagnostics Division is derived directly or indirectly from patient services. The amounts presented for Corporate and other primarily include management and consulting fees, general overhead and administrative expenses, financing activities, certain cash and cash equivalents, prepaid expenses, other assets and operations of the business not subject to segment reporting.

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Guarantor/Non-Guarantor Financial Statements

The following table presents the condensed consolidated financial information for each of the Parent, the Issuer, the Guarantors and the subsidiaries of the Issuer that are not Guarantors (the Non-Guarantors), together with consolidating eliminations, as of and for the periods indicated.

MEDCATH CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
September 30, 2005

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Current assets:
Cash and cash equivalents	$—	$—	$122,829	$18,013	$—	$140,842
Accounts receivable, net	—	—	4,778	81,360	—	86,138
Other current assets	—	—	28,812	21,532	(12,028)	38,316
Current assets of discontinued operations	—	—	1,170	11,545	(1,170)	11,545

Total current assets	—	—	157,589	132,450	(13,198)	276,841
Property and equipment, net	—	—	19,070	349,712	—	368,782
Investments in subsidiaries	282,741	282,741	(15,950)	(64)	(549,468)	—
Goodwill	—	—	65,540	—	—	65,540
Intercompany notes receivable	—	—	275,634	—	(275,634)	—
Other long-term assets	—	—	21,935	5,015	—	26,950
Long-term assets of discontinued operations	—	—	41,884	20,532	(37,324)	25,092

Total assets	$282,741	$282,741	$565,702	$507,645	$(875,624)	$763,205

Current liabilities:
Accounts payable	$—	$—	$1,052	$35,919	$—	$36,971
Accrued compensation and benefits	—	—	6,603	14,442	—	21,045
Other current liabilities	—	—	8,107	25,625	(12,028)	21,704
Current portion of long-term debt and obligations under capital leases	—	—	2,362	52,523	—	54,885
Current liabilities of discontinued operations	—	—	—	8,305	(1,170)	7,135

Total current liabilities	—	—	18,124	136,814	(13,198)	141,740
Long-term debt	—	—	247,605	48,786	—	296,391
Obligations under capital leases	—	—	1,559	1,451	—	3,010
Intercompany notes payable	—	—	—	275,634	(275,634)	—
Deferred income tax liabilities	—	—	15,673	—	—	15,673
Other long-term obligations	—	—	—	497	—	497
Long-term liabilities of discontinued operations	—	—	—	37,577	(37,324)	253

Total liabilities	—	—	282,961	500,759	(326,156)	457,564
Minority interest in equity of consolidated subsidiaries	—	—	—	—	22,900	22,900
Total stockholders’ equity	282,741	282,741	282,741	6,886	(572,368)	282,741

Total liabilities and stockholders’ equity	$282,741	$282,741	$565,702	$507,645	$(875,624)	$763,205

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
September 30, 2004

				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Current Assets:
Cash and cash equivalents	$—	$—	$56,122	$13,733	$—	$69,855
Accounts receivable, net	—	—	3,783	79,414	—	83,197
Other current assets	—	—	40,611	23,257	(23,274)	40,594
Current assets of discontinued operations	—	—	—	15,979	—	15,979

Total current assets	—	—	100,516	132,383	(23,274)	209,625
Property and equipment, net	—	—	23,297	366,355	—	389,652
Investments in subsidiaries	263,648	263,648	(28,741)	(31)	(498,524)	—
Goodwill	—	—	65,540	—	—	65,540
Intercompany notes receivable	—	—	349,370	—	(349,370)	—
Other long-term assets	—	—	24,864	4,813	—	29,677
Long-term assets of discontinued operations	—	—	9,460	50,282	—	59,742

Total assets	$263,648	$263,648	$544,306	$553,802	$(871,168)	$754,236

Current Liabilities:
Accounts payable	$—	$—	$697	$41,646	$—	$42,343
Accrued compensation and benefits	—	—	8,641	15,601	—	24,242
Other current liabilities	—	—	8,106	32,383	(18,602)	21,887
Current portion of long-term debt and obligations under capital leases	—	—	2,010	7,353	—	9,363
Current liabilities of discontinued operations	—	—	—	13,781	(4,672)	9,109

Total current liabilities	—	—	19,454	110,764	(23,274)	106,944
Long-term debt	—	—	248,750	97,256	—	346,006
Obligations under capital leases	—	—	2,960	2,131	—	5,091
Intercompany notes payable	—	—	—	281,356	(281,356)	—
Deferred income tax liabilities	—	—	9,494	—	—	9,494
Other long-term obligations	—	—	—	1,620	—	1,620
Long-term liabilities of discontinued operations	—	—	—	74,274	(68,014)	6,260

Total liabilities	—	—	280,658	567,401	(372,644)	475,415
Minority interest in equity of consolidated subsidiaries	—	—	—	—	15,173	15,173
Total stockholders’ equity	263,648	263,648	263,648	(13,599)	(513,697)	263,648

Total liabilities and stockholders’ equity	$263,648	$263,648	$544,306	$553,802	$(871,168)	$754,236

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year Ended September 30, 2005
				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$32,578	$676,335	$(9,210)	$699,703
Total operating expenses			45,657	609,766	(9,210)	646,213

Income (loss) from operations	—	—	(13,079)	66,569	—	53,490
Interest expense	—	—	(22,430)	(10,404)	—	(32,834)
Interest and other income (expense), net	—	—	24,858	(21,813)	—	3,045
Equity in net earnings of unconsolidated affiliates	8,791	8,791	33,170	—	(47,396)	3,356

Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	8,791	8,791	22,519	34,352	(47,396)	27,057
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(15,968)	(15,968)

Income (loss) from continuing operations before income taxes and discontinued operations	8,791	8,791	22,519	34,352	(63,364)	11,089
Income tax expense	—	—	(4,713)	—	—	(4,713)

Income (loss) from continuing operations	8,791	8,791	17,806	34,352	(63,364)	6,376
Income (loss) from discontinued operations, net of taxes	—	—	(9,015)	11,430	—	2,415

Net income (loss)	$8,791	$8,791	$8,791	$45,782	$(63,364)	$8,791

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year Ended September 30, 2004
				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$32,262	$594,472	$(8,556)	$618,178
Total operating expenses	—	—	45,237	550,830	(8,556)	587,511

Income (loss) from operations	—	—	(12,975)	43,642	—	30,667
Interest expense	—	—	(6,278)	(19,601)	—	(25,879)
Interest and other income (expense), net	—	—	9,905	(9,051)	—	854
Loss on debt refinancing	—	—	(1,268)	(3,804)	—	(5,072)
Equity in net earnings of unconsolidated affiliates	(3,623)	(3,623)	3,444	428	6,914	3,540

Income (loss) before minority interest, income taxes and discontinued operations	(3,623)	(3,623)	(7,172)	11,614	6,914	4,110
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(6,879)	(6,879)

Income (loss) before income taxes and discontinued operations	(3,623)	(3,623)	(7,172)	11,614	35	(2,769)
Income tax benefit	—	—	1,302	—	—	1,302

Income (loss) from continuing operations	(3,623)	(3,623)	(5,870)	11,614	35	(1,467)
Income (loss) from discontinued operations	—	—	2,247	(4,403)	—	(2,156)

Net income (loss)	$(3,623)	$(3,623)	$(3,623)	$7,211	$35	$(3,623)

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year Ended September 30, 2003
				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net revenue	$—	$—	$38,488	$463,379	$(6,227)	$495,640
Total operating expenses	—	—	111,104	425,536	(6,227)	530,413

Income (loss) from operations	—	—	(72,616)	37,843	—	(34,773)
Interest expense	—	—	(1,691)	(21,653)	—	(23,344)
Interest and other income (expense), net	—	—	5,456	(3,908)	—	1,548
Equity in net earnings of affiliates	(60,306)	(60,306)	8,521	—	115,632	3,541

Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	(60,306)	(60,306)	(60,330)	12,282	115,632	(53,028)
Minority interest share of earnings of consolidated subsidiaries	—	—	—	—	(6,592)	(6,592)

Income (loss) from continuing operations before income taxes and discontinued operations	(60,306)	(60,306)	(60,330)	12,282	109,040	(59,620)
Income tax expense	—	—	(304)	—	—	(304)

Net income (loss) from continuing operations	(60,306)	(60,306)	(60,634)	12,282	109,040	(59,924)
Income (loss) from discontinued operations	—	—	328	(710)	—	(382)

Net income (loss)	$(60,306)	$(60,306)	$(60,306)	$11,572	$109,040	$(60,306)

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended September 30, 2005
				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net cash provided by operating activities	$—	$—	$6,316	$54,514	$—	$60,830
Net cash provided by (used in) investing activities	(8,731)	—	17,898	21,700	(8,065)	22,802
Net cash provided by (used in) financing activities	8,731	—	42,434	(71,875)	8,065	(12,645)

Increase in cash and cash equivalents	—	—	66,648	4,339	—	70,987
Cash and cash equivalents:
Beginning of year	—	—	56,122	13,733	—	69,855

End of year	$—	$—	$122,770	$18,072	$—	$140,842

	Year Ended September 30, 2004
				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net cash provided by (used in) operating activities	$—	$—	$(12,819)	$76,451	$—	$63,632
Net cash provided by (used in) investing activities	(950)	—	15,240	(62,591)	(17,129)	(65,430)
Net cash provided by (used in) financing activities	950	—	(24,210)	(13,302)	17,129	(19,433)

Increase (decrease) in cash and cash equivalents	—	—	(21,789)	558	—	(21,231)
Cash and cash equivalents:
Beginning of year	—	—	77,911	13,175	—	91,086

End of year	$—	$—	$56,122	$13,733	$—	$69,855

MEDCATH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MEDCATH CORPORATION

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended September 30, 2003
				Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations	MedCath

Net cash provided by (used in) operating activities	$—	$—	$(1,541)	$44,961	$—	$43,420
Net cash provided by (used in) investing activities	394	394	377	(98,106)	(15,150)	(112,091)
Net cash provided by (used in) financing activities	(394)	(394)	(21,140)	51,712	15,150	44,934

Decrease in cash and cash equivalents	—	—	(22,304)	(1,433)	—	(23,737)
Cash and cash equivalents:
Beginning of year	—	—	100,215	14,608	—	114,823

End of year	$—	$—	$77,911	$13,175	$—	$91,086

23.	Subsequent Event

On December 5, 2005, a hospital incurred physical damage due to a minor fire. Water damage was incurred in several areas of the hospital including two of the hospitals catheterization laboratories, as well as two of its operating rooms. As a result, the hospital has temporarily suspended performing most patient procedures and has closed its emergency department until the full effects of the damage can be assessed. The Company and its insurance carrier are assessing the monetary losses resulting from the fire, and the Company is determining when full patient services will be able to resume at the hospital.

4,500,000 Shares

Common Stock

PROSPECTUS

November 6, 2006

Citigroup

Wachovia Securities

Deutsche Bank Securities

Banc of America Securities LLC

Raymond James

Stephens Inc.